
10010199

Built on a strong foundation of


trust.



BankMutual

Trust. The feeling is Mutual.

Summary Annual Report | 2009

Bank Mutual's 79 Offices





Corporate Headquarters
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
Hayward
Spooner
Rice Lake
St. Croix Falls
Barron
Cornell
Bloomer
Chippewa Falls (2)
Stanley
Hudson
Menomonie (2)
Eau Claire (5)
Woodbury, MN
Ellsworth
Crivitz
Marinette (2)
Peshtigo
Sturgeon Bay
Shawano
Howard
Ashwaubenon
Green Bay (4)
De Pere (2)
Brillion
New London
Hortonville
Appleton
New Holstein
Sheboygan (2)
Neenah
Berlin
Kiel
Thiensville
Cedarburg
West Bend
Portage
Fond du Lac
Grafton
Beaver Dam
Mequon
Middleton
Glendale
Menomonee Falls
Wauwatosa
Madison (2)
Waukesha (2)
Brookfield (2)
Monona
Milwaukee (7)
West Allis
Greenfield
Franklin
Oak Creek
Janesville
Beloit
Racine (2)
Kenosha

BANK MUTUAL CORPORATION SELECTED FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

Financial Condition at December 31	2009	2008	2007	2006	2005
Total assets	$3,512,064	$3,489,689	$3,488,046	$3,451,385	$3,431,377
Loans receivable, net	1,505,056	1,829,053	1,994,556	2,024,325	1,990,492
Securities available-for-sale, at fair value	1,480,952	1,270,005	1,199,372	1,113,141	1,151,177
Deposits	2,137,508	2,130,348	2,112,968	2,158,641	2,086,822
Borrowings	906,979	907,971	912,459	705,025	765,796
Shareholders' equity	402,477	399,611	430,035	533,779	544,374
Shareholders' equity to total assets	11.4%	11.5%	12.3%	15.5%	15.9%
Operating Results for the Year Ended December 31	**2009**	**2008**	**2007**	**2006**	**2005**
Net interest income	$68,030	$73,365	$69,230	$75,313	$87,640
Provision for (recovery of) loan losses	12,413	1,447	(272)	632	541
Non-interest income	30,985	17,708	20,428	17,035	16,780
Non-interest expense	67,459	63,377	63,543	61,311	60,837
Net income	13,725	17,156	17,103	20,597	28,026
Per Share Data at or for the Year Ended December 31	**2009**	**2008**	**2007**	**2006**	**2005**
Diluted earnings per share	$0.29	$0.35	$0.31	$0.34	$0.43
Cash dividends paid per share	$0.34	$0.36	$0.33	$0.29	$0.25
Book value per share	$8.72	$8.38	$8.63	$8.86	$8.73
Performance Ratios at or for the Year Ended December 31	**2009**	**2008**	**2007**	**2006**	**2005**
Return on average assets	0.39%	0.49%	0.49%	0.59%	0.80%
Return on average equity	3.40%	4.15%	3.57%	3.89%	4.84%
Average net interest margin	2.09%	2.21%	2.09%	2.27%	2.64%
Efficiency ratio	73.12%	68.71%	69.92%	66.89%	59.28%
Non-performing assets to total assets	1.72%	1.08%	0.48%	0.46%	0.19%
Allowance for loan losses to loans receivable, net	1.13%	0.67%	0.59%	0.62%	0.61%



Letter to Shareholders

As the severe economic downturn continued in 2009, our long-standing policy of conservative, steady management served us well. This long-term approach has allowed the company and its financial metrics to remain solid in a period when other financial institutions are experiencing considerable stress and operating losses. As a result, we did not need to participate in the Troubled Assets Relief Program (TARP) and did not seek any taxpayer assistance.

At the same time, we were disappointed that our stock price did not reflect the fundamental value of Bank Mutual Corporation and are committed to doing what we can to reverse that trend.

2009 Performance in Review

For the year ending December 31, 2009, diluted earnings per share were $0.29, compared to $0.35 in 2008. Earnings totaled $13.7 million for the year. Although our earnings were down, we are pleased that our performance has remained strong in a difficult economy.

One factor that positively impacted our bottom line was the substantial gains generated by originating and selling a record number of 1-4 family mortgages in 2009. During the 12 months ending December 31, 2009, Bank Mutual sold $584 million in mortgage loans, far exceeding the prior record of $461 million in 2003.

In the first quarter of 2010, we paid our 37th consecutive quarterly dividend since becoming a public company in 2000. On an annualized basis, the dividend yield at the time it was declared was 4.2 percent, which compares very favorably with an average dividend yield for publicly held financial institutions. Our dividend policy reflects an increasingly strict regulatory environment that requires higher capital ratios, as well as returns on similar investments and current earnings.

Pressures and Challenges Persist

Throughout 2009, the Federal Reserve kept interest rates at historically low levels in an effort to arrest further deterioration in the economy. The subsequent drop in loan and investment yields was partially offset by a decrease in interest paid to depositors; however, these two dynamics are not always in sync. The offset in timing created some interest rate margin compression for our company.

Deposit growth was nominal for 2009, in keeping with our business plan to better match deposits with the need to have liquidity and cash available for lending.

Another issue that caused pressure on net interest income was the segment of our business plan that called for maintaining relatively short-term investments. We believe that interest rates will gradually rise in the months and years ahead and are positioning our balance sheet to take advantage of the higher returns that we anticipate. In the meantime, we're investing in assets that will reprice in a relatively short period of time, but which consequently demand a sacrifice in yield.

Also negatively impacting earnings in 2009 were the FDIC special assessment and regular deposit insurance premium increases. As a member of the FDIC Insurance Fund, it's part of our corporate responsibility to maintain safety for depositors. These increases made it possible for the Federal Deposit Insurance Corporation to boost coverage to $250,000 per depositor while at the same time resolving a large number of bank failures.

Our asset quality was affected by the economic downturn of the last two years, resulting in an increase in both non-performing loans and provisions for loan loss. Even in the stable Wisconsin market, development and construction loans experienced greater than usual defaults. Still, our ratios compare favorably to our peers, with total non-performing loans approximately half the national average.

Well-positioned for an Upturn

Despite the challenges of the poor economy, Bank Mutual's strong fundamentals put us in a uniquely positive position to react during a recovery:

Capital Strength: Our total capital to risk-weighted assets is at 21 percent, more than double the amount required to be considered "well capitalized" by our regulator and the FDIC.

Liquidity Resources: Our strategy of investing primarily in loans and investments that will reprice in the relatively near future provides us with a source of cash that positions us to guard against interest rate risk and seize opportunities as they present themselves.

Efficiency: Our expenses have typically been managed to be lower than our peers, and our bottom line continued to benefit from that strategy in the economic downturn. We are also proud that we did not have to lay off staff during 2009 and continued to provide jobs for our employees who live in the communities served by our 79 bank office locations.

Profitability: In the worst economic conditions in recent history, we have remained profitable, protected our capital base and continued our uninterrupted series of dividend payments.

In short, when the economic climate begins to brighten, Bank Mutual is in an exceptional position to quickly take advantage of all the opportunities that present themselves. We've come through these challenging times with high liquidity, cash reserves and the ability to make new loans and investments as the economy recovers.

We sincerely thank you, our valued shareholders, for your continued confidence in Bank Mutual and continued trust in our conservative, straightforward management style.

Best regards,



Michael T. Crowley Jr.
Chairman, President and Chief Executive Officer

BKMU Stock Performance


$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$2.59
$4.16
$6.31
$11.39
$12.17
$10.60
$12.11
$10.57
$11.54
$6.93
2000[1]
2001[1]
2002[1]
2003
2004
2005
2006
2007
2008
2009
BKMU Stock Price
NASDAQ Bank Index[2]

[1] BKMU closing price for these dates adjusted to reflect the October 29, 2003, full conversion transaction and related 3.6686-for-one share exchange.

[2] NASDAQ Bank Index adjusted to show performance relative to BKMU since December 31, 2000.

Regulatory Capital Ratios


22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
20.9%
10.0%
9.8%
5.0%
Total Risk-based Capital
Tier 1 Capital
Actual Ratio as of 12/31/09
Minimum Ratio to be Well Capitalized

Diluted Earnings Per Share


$0.43
$0.34
$0.31
$0.35
$0.29
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
2005
2006
2007
2008
2009

Cash Dividends Paid Per Share


$0.25
$0.29
$0.33
$0.36
$0.34
$0.40
$0.30
$0.20
$0.10
$0.00
2005
2006
2007
2008
2009

Best Wishes to Our Valued Team Members

On February 2, 2010, Director Raymond W. Dwyer Jr. retired from the Bank Mutual Corporation Board of Directors. He served with distinction as a Director of Bank Mutual Corporation since its founding in 2000 and as a Director of its subsidiary, Bank Mutual, since 1957. Mr. Dwyer willingly shared his extensive experience and special insight, and applied his sound judgment and leadership skills for the benefit of the Corporation and its shareholders.

Bank Mutual would also like to give special recognition to two valued employees who retired in 2009.

Marlene Scholz, Senior Vice President/Controller, spent nearly 27 years with Bank Mutual. Gene Maurer, Senior Vice President/Secretary-Treasurer, also was with Bank Mutual for 27 years. Both played a pivotal role in the conversion of Bank Mutual to a publicly held company. Another highlight of Gene's career was being involved in the design and building of Bank Mutual's corporate headquarters.

Ray, Marlene and Gene will be greatly missed.

Broadening Our Marketing Appeal

Bank Mutual's marketing efforts going into 2010 will include a new strategy for expanding brand recognition and attracting new relationships among the burgeoning Generation X and Millennial markets. To that end we redesigned and expanded our checking account line of products. Although we've enjoyed great success with the Baby Boomer market in the past, we recognize that further growth will come from the younger generation and their need for transaction accounts, savings and investment vehicles, and mortgages and other loans.

Advertising and Product Evolution

To appeal to this new demographic and to reflect behavioral trends across the country, we varied the media mix in 2009 to include additional television exposure, increased use of digital outdoor billboards, expanded e-marketing and less dependence on traditional newspaper ads.

Our partnerships with The Packers Radio Network and The Brewers Radio Network remain a foundation of both our brand and product-specific advertising. In addition to ads with Packers play-by-play legend Jim Irwin, we now run spots featuring Cory Provus, who has joined Bob Uecker as the voices of the Milwaukee Brewers. Cory has a strong appeal among the younger, emerging demographics that we are trying to reach.

In response to increased demand among younger, computer-savvy customers, we expanded our online banking services to include more paperless banking options, such as e-Statements, that help customers simplify their lives, protect their identities and lessen their environmental impact. Customers of all ages appreciate access to their accounts anytime, anywhere, with online access that allows retrieval of up to 18 months of transaction history.

Reaching Out to Commercial Banking Prospects

In conjunction with our efforts to boost our commercial banking relationships, Bank Mutual ran TV spots targeted to business owners and business-minded people on cable news networks, including CNN and Fox News Network. The TV spots promoted both the Bank Mutual brand and commercial banking-specific services. Our drive-time traffic sponsorships continue to be an outstanding way to reach a broad audience, but especially prospective business customers.

Looking forward to 2010, Bank Mutual's marketing strategy will continue to focus on solidifying our relationships with our existing customers, expanding household relationships, and attracting additional customers in both the personal banking and commercial banking sectors.



BankMutual

CORPORATION

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2009 FORM 10-K ANNUAL REPORT


BankMutual
CORPORATION

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

March 5, 2010

Dear Fellow Shareholder,

We invite you to attend the Bank Mutual Corporation 2010 Annual Meeting of Shareholders, which will be held at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin at 10:00 a.m., Central Time, on Monday, May 3, 2010.

Bank Mutual Corporation's Notice of Annual Meeting of Shareholders and Proxy Statement, which are enclosed, describe the business to be conducted at the Annual Meeting. If you plan to attend the Annual Meeting, please check the box on the proxy form so that we can plan for the appropriate number of people.

Also enclosed is a copy of Bank Mutual Corporation's Summary Annual Report and attached to this Proxy Statement is the Annual Report on Form 10-K for the year ended December 31, 2009.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to **mark, sign, date and return your proxy form in the enclosed postage-paid envelope as soon as possible** to make sure that you are represented. Signing the proxy will not prevent you from voting in person at the Annual Meeting, but will ensure that your shares will be represented if you are unable to attend.

Sincerely,

BANK MUTUAL CORPORATION

MICHAEL T. CROWLEY, JR.
Chairman, President and Chief Executive Officer

BANK MUTUAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2010

To the Shareholders of Bank Mutual Corporation:

The 2010 annual meeting of shareholders of Bank Mutual Corporation will be held on Monday, May 3, 2010, at 10:00 a.m., Central Time, at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin for the following purposes:

(1) Electing three directors to serve for terms expiring in 2013;
(2) Ratifying the selection of Deloitte & Touche LLP as independent auditors for 2010; and
(3) Transacting such other business as may properly come before the annual meeting or any adjournment thereof.

The board of directors recommends that shareholders vote FOR each of the board's director nominees and FOR the ratification of the selection of Deloitte & Touche LLP as independent auditors.

The board of directors has fixed the close of business on March 1, 2010 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only shareholders of record at the close of business on that date will be entitled to vote at the annual meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the annual meeting. Please read it carefully.

If you have questions or comments, please direct them to Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223, Attention: Corporate Secretary. Please also contact the corporate secretary if you would like directions to the annual meeting. If you prefer, you may also e-mail questions, comments or requests for directions to james.carter@bankmutual.com.

By Order of the Board of Directors



James P. Carter
Vice President and Secretary

Milwaukee, Wisconsin
March 5, 2010

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 3, 2010: The Company's Proxy Statement, Annual Report on Form 10-K for the year ended December 31, 2009, and Summary Annual Report are available at: http://www.bankmutualcorp.com/amm.html.

To view this material, your browser must support the PDF file format. If your browser does not support PDF viewing, download and installation instructions are available at the above link.

YOUR VOTE IS IMPORTANT

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the annual meeting, please indicate your voting directions, sign, date and promptly return the accompanying proxy, which is solicited by the Bank Mutual Corporation board of directors, using the enclosed self-addressed envelope, which requires no postage if mailed in the United States. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the annual meeting.

PROXY STATEMENT

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

SOLICITATION AND VOTING

This proxy statement and accompanying proxy are furnished to the shareholders of Bank Mutual Corporation ("Bank Mutual Corporation" or the "Company") in connection with the solicitation of proxies by Bank Mutual Corporation's board of directors for use at the annual meeting of Bank Mutual Corporation shareholders on Monday, May 3, 2010, and at any adjournment of that meeting. The 2009 summary annual report to shareholders, which accompanies this proxy statement, and the 2009 annual report on Form 10-K, attached hereto, contain financial statements and other information concerning the Company. We are mailing the proxy materials to shareholders beginning on or about March 11, 2010.

Record Date and Meeting Information. The board of directors has fixed the close of business on March 1, 2010 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only holders of record of Company common stock, the only class of voting stock of Bank Mutual Corporation outstanding, on the record date are entitled to notice of and to vote at the annual meeting. Each share of common stock is entitled to one vote. At the record date, there were 45,474,835 shares of common stock validly issued and outstanding.

The board of directors of Bank Mutual Corporation knows of no matters to be acted upon at the annual meeting other than as set forth in the notice attached to this proxy statement. If any other matters properly come before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the proxy to vote such proxies in accordance with their best judgment on such matters.

Voting Your Shares. Any shareholder entitled to vote at the annual meeting may vote either in person or by a properly executed proxy. Shares represented by properly executed proxies received by Bank Mutual Corporation will be voted at the annual meeting, or any adjournment thereof, in accordance with the terms of such proxies, unless revoked. If you own your shares directly and no voting instructions are given on a properly executed proxy, the shares will be voted by the persons named to vote the proxy FOR the election of the designated director nominees and FOR ratification of Deloitte & Touche LLP as independent auditors.

Due to a recent regulatory rule change, brokers no longer have discretion to cast votes in the election of directors with respect to any shares held in street name for which they have not received voting directions from the beneficial owners. Therefore, if you hold your shares in street name, you must vote your proxy if you wish your shares to be voted in the election of directors.

A shareholder may revoke a proxy at any time prior to the time it is voted by filing a written notice of revocation with the corporate secretary of the Company, by delivering a properly executed proxy bearing a later date or by voting in person at the annual meeting. Attendance at the annual meeting will not in itself constitute revocation of a proxy.

Shares in Dividend Reinvestment or Employee Plans. If a shareholder participates in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRP"), the proxy also will serve as voting instructions for the participant's shares held in the DRP. Participants' shares will be voted by the administrator of the DRP in accordance with those voting instructions. If a participant does not return a proxy, the DRP administrator will not vote that participant's shares held in the DRP.

Any shareholder who owns shares through an investment in the Company Common Stock Fund of the Bank Mutual Corporation 401(k) Plan (the "401(k) Plan") will receive a separate blue proxy card, marked "401k," to instruct the 401(k) Plan's administrator how to vote those shares. The administrator will vote shares in those participants' 401(k) Plan accounts in accordance with the voting instructions on the proxies. If a 401(k) Plan participant does not return a proxy, the administrator will vote that participant's shares in the 401(k) Plan in the same proportion as the voting of all shares in the 401(k) Plan for which voting instructions have been received.

Any shareholder who owns shares through an allocation to that person's account under the Bank Mutual Corporation Employee Stock Ownership Plan (the "ESOP") will receive a separate green proxy card, marked "ESOP," to instruct the ESOP's administrator how to vote those shares. The ESOP administrator, which is Bank Mutual Corporation acting through its board, will vote shares allocated to those participants' ESOP accounts in accordance with the participant's voting instructions on the proxies. The ESOP administrator may vote, at its discretion, unallocated ESOP shares and any allocated ESOP shares which are not voted by the individuals to whom they are allocated. It is expected that those shares will be voted FOR all nominees and proposals.

Quorum and Required Vote. A majority of the votes entitled to be cast by the shares entitled to vote, represented in person or by proxy, will constitute a quorum of shareholders at the annual meeting. Shares for which authority is withheld to vote for director nominees, abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be considered present for purposes of establishing a quorum. The inspectors of election appointed by the board of directors will count the votes and ballots at the annual meeting.

A plurality of the votes cast at the annual meeting by the holders of shares of common stock entitled to vote is required for the election of directors. In other words, the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors in a class to be chosen at the annual meeting. With respect to the election of directors, any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a comparatively larger number of votes.

Assuming that a quorum is present, the selection of Deloitte & Touche LLP will be deemed to have been ratified if more shares are voted in favor of ratification than are voted against ratification. Accordingly, any shares not voted on this matter, whether by abstention or otherwise, will have no effect on this matter.

Expenses and Solicitation. Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of the Company in person or by telephone, facsimile or other means of communication. Those directors, officers and employees will receive no compensation therefor in addition to their regular compensation, but may be reimbursed for their related out-of-pocket expenses. Brokers, dealers, banks, or their nominees, who hold common stock on behalf of another will be asked to send proxy material and related documents to the beneficial owners of such stock, and the Company will reimburse those persons for their reasonable expenses.

Corporate Background. Bank Mutual Corporation is a Wisconsin-chartered corporation which is the successor in a 2003 restructuring transaction to a mutual holding company subsidiary holding company of the same name. In this proxy statement: "Bank Mutual Corporation" and the "Company" refer to both the Wisconsin-chartered corporation and to its federally-chartered predecessor; the "Bank" refers to the Company's subsidiary bank named Bank Mutual; and "First Northern" refers to First Northern Savings Bank, which was a Company subsidiary from its acquisition by the Company in 2000 until it was merged into the Bank in 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth information regarding the beneficial ownership of Company common stock as of the March 1, 2010 record date by each director and nominee for director, by each executive officer named in the Summary Compensation Table below and by all directors and executive officers of the Company as a group. The table also includes information as to the only known 5% or greater shareholders of the Company.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)(2)	Percent of Class
P. Terry Anderegg	445,089	*
David C. Boerke	14,600	*
Richard A. Brown	17,100	*
Thomas H. Buestrin	227,372	*
Christopher J. Callen	426,649	*
James P. Carter	58,527	*
Michael T. Crowley, Jr. (3)	2,692,889	5.8%
Michael W. Dosland	30,000	*
Mark C. Herr	140,378	*
Thomas J. Lopina, Sr	244,610	*
William J. Mielke	380,434	*
Robert B. Olson	342,995	*
J. Gus Swoboda	232,338	*
All directors and executive officers as a group (14 persons) (4)(5)	5,464,807	11.4%
Eugene H. Maurer, Jr. (6)	268,390	*
BlackRock, Inc. (7)	3,511,789	7.7%

* Less than 1.0%. Percentages are based on shares outstanding on the record date.

(1) Unless otherwise noted, the specified persons have sole voting and dispositive power as to the shares. Includes the following shares that are allocated to individuals' ESOP accounts, for which individuals have sole voting power but no dispositive power over such shares: Mr. Anderegg – 32,815; Mr. Callen – 32,186; Mr. Carter – 15,697; Mr. Crowley Jr. – 37,195; all directors and executive officers as a group – 117,893; and Mr. Maurer – 30,513. Includes the following shares that are allocated to individuals' accounts under the Benefits Restoration Plan, as related to the 401(k) Plan, for which individuals have sole dispositive power but no voting power over such shares: Mr. Anderegg – 3,190; Mr. Crowley Jr. – 44,893; and all directors and executive officers as a group – 48,083. Includes the following shares for which beneficial ownership is shared: Mr. Buestrin – 32,029; Mr. Carter – 32,030; Mr. Crowley Jr. – 93,842; Mr. Herr – 17,586; Mr. Lopina – 104,936; Mr. Mielke – 60,259; Mr. Olson – 229,623; Mr. Swoboda – 152,338; and all directors and executive officers as a group – 934,464. See also notes (4) and (5) below.

(2) Includes the following shares subject to options exercisable within 60 days of the record date: Messrs. Anderegg and Callen – 265,086 each; Messrs. Boerke and Brown – 3,200 each; Mr. Buestrin – 130,000; Mr. Carter – 10,000; Mr. Crowley Jr. – 1,156,657; Mr. Dosland – 10,000; Mr. Lopina – 80,000; Mr. Herr – 89,582; Mr. Mielke – 103,372; Mr. Olson – 113,372; Mr. Swoboda – 80,000; all directors and executive officers as a group – 2,309,555; and Mr. Maurer – 100,000. As of December 31, 2009, Mr. Lopina had pledged 100,413 shares and Mr. Maurer held 113,666 shares in a margin account.

(3) The information for Mr. Crowley Jr. is based in part on information contained in a report filed by him on Schedule 13G dated February 11, 2010 along with other information available to the Company. Mr. Crowley Jr.'s business address is c/o Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223.

(4) The total for the group (but not any individual) includes 126,175 unallocated shares held in the ESOP, as to which voting and dispositive power is shared. As administrator, the Company (through its board) may

vote, in its discretion, shares which have not yet been allocated to participants. Employees may vote the shares allocated to their ESOP accounts (but do not have dispositive power over those shares); the administrator will vote unvoted shares in its discretion. Allocated shares under the ESOP are included only if allocated to named executive officers, in which case they are included in those individuals' (and the group's) beneficial ownership. Also includes 83,812 shares held under the Benefit Restoration Plan, as related to the ESOP, in which officers share beneficial ownership of shares held for the accounts of others.

(5) Because the 401(k) Plan permits participants to vote shares and make investment decisions, except for certain takeover offers, shares held in the 401(k) Plan are included only if held in the accounts of named persons, even though certain of the officers are trustees or administrators of one of the plans. With respect to shares allocated to individuals' accounts under the Benefits Restoration Plan as related to the 401(k) Plan, the individuals whose accounts hold such shares have sole dispositive power but no voting power over such shares; such shares are included in the individuals' ownership in the table.

(6) Mr. Maurer retired as an executive officer effective September 25, 2009.

(7) BlackRock, Inc. ("BlackRock") filed an amendment to Schedule 13G dated January 20, 2010 reporting sole voting and sole dispositive power as to 3,511,789 shares of common stock. On December 1, 2009, BlackRock completed its acquisition of Barclays Global Investors from Barclays Bank PLC. As a result, the Barclays entities, which had previously reported ownership of Company common stock, are included with BlackRock's Schedule 13G filing. BlackRock filed the report as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and the report identifies the following subsidiaries as subsidiaries which acquired the security being reported by the parent holding company or control person: BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Australia Limited, BlackRock Investment Management, LLC and BlackRock International Ltd. The address of BlackRock is 40 East 52nd Street, New York, New York 10022.

The above beneficial ownership information is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

ELECTION OF DIRECTORS

The bylaws provide that the number of directors of Bank Mutual Corporation shall be between seven and thirteen, as determined by the board of directors. At each annual meeting, the term of office of one class of directors expires and a class of directors is elected to serve for a term of three years or until their successors are elected and qualified. Under the bylaws, the board may appoint a new director to fill a vacancy which occurs between annual meetings, including a vacancy which would result from a later determination to increase the size of the board. The board currently has nine directors. This year's board nominees for election for terms expiring at the 2013 annual meeting are Richard A. Brown, Mark C. Herr and J. Gus Swoboda. While Mr. Brown's term on the board was not set to expire until the 2011 annual meeting, he is being re-nominated at the 2010 meeting, for a term expiring in 2013, in order to even out the number of directors in each class; the imbalance was caused by the retirement of Raymond W. Dwyer, Jr., earlier this year. Mr. Dwyer, whose term was set to expire at the 2010 annual meeting, resigned from the board effective as of February 2, 2010. Mr. Dwyer served as a director of the Company and its affiliates since 1957. We have appreciated his 50-plus years of service to the Company and the Bank; the board of directors would like to thank Mr. Dwyer for his dedicated service.

It is the Company's policy that the board of directors should reflect a broad variety of experience and talents. When the Nominating and Governance Committee makes nominations for election to the board, it reviews the Company's director selection criteria and seeks to choose individuals who bring a variety of expertise to the board within these criteria. For further information about the criteria used to evaluate board membership, see "–Board Meetings and Committees–Nominating and Governance Committee" below.

Shares represented by proxies will be voted FOR the election of the nominees unless otherwise specified by the executing shareholder. If any nominee declines or is unable to act as a director, which we do not foresee, the board may name a replacement, in which case the shares represented by proxies will be voted FOR the substitute nominee.

Information regarding the nominees and the directors whose terms continue is set forth in the following table. For additional information regarding the specific attributes possessed by each of our current directors and nominees, which together with their specific business and personal experience listed in the following table, provide the bases for their nomination, see "–Director Attributes" below. The board of directors unanimously recommends that shareholders vote FOR the election of the director nominees listed in the following table.

Name and Age	Principal Occupation and Business Experience (1)	Director Since (2)
	Nominees for Terms expiring in 2013	
Richard A. Brown, 61 (3)	Retired in 2006 as an audit partner, KPMG LLP, an international accounting firm; private equity investor and board member, Fortress Banc Ventures, LP	2007
Mark C. Herr, 57	Partner, Plunkett Raysich Architects LLC	2001
J. Gus Swoboda, 74 (4) (5)	Retired; prior thereto, Senior Vice President, Human and Corporate Development, Wisconsin Public Service Corporation, electric and gas utility	1987
	Continuing Directors – Terms expire in 2012	
Thomas H. Buestrin, 73 (3) (4) (5) (6)	President of Buestrin, Allen & Associates Ltd., real estate investment, management and development	1995
Michael T. Crowley, Jr., 67 (4)	President, CEO and Chairman of the Company; President and CEO of the Bank, and its Chairman since 2005	1970
William J. Mielke, 62 (3) (5) (7)	President and CEO of Ruekert & Mielke Inc., engineering	1988
	Continuing Directors – Terms expire in 2011	
David C. Boerke, 64 (6)	Principal, commercial real estate advisor, The Boerke Company, Inc., a commercial real estate group that is a member of the Cushman Wakefield Alliance, a commercial real estate company; president, Boerke Advocates, Inc., commercial real estate company; private equity investor, Antietam, LLC and Market Street Investors	2007
Thomas J. Lopina, Sr., 72 (7)	Associate, Spectrum Solutions, Inc., small business consulting firm	1979
Robert B. Olson, 72 (3) (7)	Retired as self-employed consultant in 2005; prior to 2000, an executive with Little Rapids Corporation, specialty paper producer	1997

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(1) Unless otherwise noted, all directors have been employed in their respective principal occupations listed for at least the past five years.

(2) Indicates the date when director was first elected to the board of the Company, the Bank or First Northern Savings Bank (acquired by the Company in 2000), as the case may be. Each of these persons, other than Messrs. Boerke (2008), Brown (2008) and Herr (2001), became a director of the Company in 2000.
(3) Member of the Audit Committee, of which Mr. Brown is Chairman.
(4) Member of the Executive Committee, of which Mr. Crowley Jr. is Chairman.
(5) Member of the Nominating and Governance Committee, of which Mr. Mielke is Chairman.
(6) Messrs. Boerke and Buestrin are first cousins.
(7) Member of the Compensation Committee, of which Mr. Mielke is Chairman.

Director Attributes

When making its decisions regarding who to nominate, or re-nominate, for the board, the Nominating and Governance Committee of the board of directors considers an individual's particular background and prior service with the Company, as summarized above, along with the general factors discussed in "Selection Criteria for Directors" and "Board Meetings and Committees–Nominating and Governance Committee" below.

As further discussed below, the board believes that, particularly in the context of a regulated industry, the Company generally benefits from retaining existing, long-term directors in office because of the knowledge of the industry and the Company that they can gain over the course of time.. Thus, the Nominating and Governance Committee generally nominates incumbent directors for re-election to the board as long as those directors have performed, and are expected to continue to perform, in a satisfactorily manner and the board maintains an acceptable overall balance of skills and experience. On the basis of their experience and their strong contributions as long-time directors, the Nominating and Governance Committee nominated Messrs. Herr and Swoboda for re-election at the 2010 annual meeting, and nominated Messrs. Buestrin, Crowley Jr., Lopina, Mielke and Olson for re-election at the prior two annual meetings, and that is also why the Committee has concluded, as of the date of the filing of this proxy statement, that each individual is qualified to serve on the board. In addition, Mr. Crowley Jr. was also re-nominated due to the practice of having the Company's chief executive officer serve on the board.

Messrs. Boerke and Brown joined the Company's board in 2008, after having joined the Bank's board in 2007. Both individuals were nominated as first-time directors in 2008 by the Nominating and Governance Committee (and, in the case of Mr. Brown, also nominated for re-election in 2010) because each had the experience set forth above, met all other criteria for board membership and brought important perspectives and expertise to the board. In particular, Mr. Boerke was nominated due in large part to his extensive professional experience with and knowledge of the commercial real estate market in Wisconsin, which is an important part of the Company's business, and Mr. Brown was nominated due in large part to his extensive financial industry and accounting background, including over 36 years of public company auditing experience, focusing on the financial institutions industry, with KPMG LLP. For these reasons, the Nominating and Governance Committee has also concluded that, as of the date of the filing of this proxy statement, Messrs. Boerke and Brown are qualified to serve on the board.

Selection Criteria for Directors

The selection criteria for membership on Bank Mutual Corporation's board of directors, which were confirmed by the board in connection with the formation of the Nominating and Governance Committee and have been periodically reviewed thereafter, include: strength of character and judgment; honesty and integrity; a diversity of skill, education and experience with businesses and other organizations; interplay of the candidates' experience with the experience of other board members; and the extent to which the candidate would be a desirable addition to the board or its committees. Nominees must have a background that demonstrates an understanding of business and financial affairs, and should have a proven record of competence and accomplishments through leadership in industry, education, the professions or government. The Nominating and Governance Committee Charter identifies the following core areas that should be represented on the board: accounting and finance; business judgment; management; crisis response; industry knowledge; leadership; and strategic vision. A first-time nominee should be highly respected and active in his or her profession. A nominee must be a Company shareholder, and the willingness to hold a significant position in Company stock will be considered. A nominee must be capable and able to work well with other directors and management and be able to spend the time needed to function effectively as a director. To help assure that the director has the necessary time to effectively function as a director, the Nominating and Governance Committee Charter prohibits a director from serving on more than three boards of publicly-held companies in addition to the Company. The nominee must have a genuine interest in representing the interests of the Company and the shareholders overall, not any particular interest group. The nominee should not have conflicts of interest which would interfere with that person's duty of loyalty.

When considering directors for re-nomination, in addition to the above criteria, the Nominating and Governance Committee also heavily weights the existing director's record of service on the board by assessing and reviewing such director's contributions to the board and the Company. Assuming satisfactory performance, an existing director will generally be re-nominated absent specific need by the Company to change the mix of directors. Significant job or employment changes are also considered in determining whether to re-nominate an existing director. Further, the Nominating and Governance Committee Charter provides that if a director experiences a change in employment (other than a promotion or retirement), he or she must submit a resignation letter to the board; the board will decide to accept the resignation or not based on its determination of whether the change will adversely affect the board or the Company. The Company has not paid any third party fee to assist in the process of identifying or evaluating director nominees.

While the board does not have a separate formal diversity policy, it is the Company's and the board's policy to identify qualified potential candidates without regard to any candidate's race, color, disability, gender, national origin, religion or creed, and the Company seeks to ensure the fair representation of shareholder interests on the board through the criteria set forth above. The board believes that the use of the Nominating and Governance Committee's general criteria, along with non-discriminatory policies, will best result in a board that shows diversity in many respects. The board believes that it currently maintains that diversity.

Board Meetings and Committees

The Bank Mutual Corporation board of directors met six times during 2009. Messrs. Boerke, Brown, Buestrin, Herr, Lopina, Mielke, Olson, and Swoboda are considered "independent" under The Nasdaq Stock Market rules; all members of the Audit, Compensation, and Nominating and Governance Committees are "independent." As part of the board meetings, independent directors regularly met without management or non-independent directors present. The independent directors rotate who chairs those executive sessions on an informal basis. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

When making its determination regarding director independence, the board of directors considers The Nasdaq Stock Market rules and also reviews other transactions and relationships involving the Company, which are described, or of the types described, in "Certain Transactions and Relationships with the Company." The board has not considered ordinary course of business banking transactions with the Bank (such as a banking relationship with a trust for Mr. Buestrin's daughter) to be an impediment to independence, so long as the transactions meet the standards described in "Certain Transactions and Relationships with the Company," since such transactions are in the ordinary course of the Bank's regular business.

Board Leadership Structure. Mr. Crowley Jr. currently serves as Chairman, President and Chief Executive Officer of the Company. Given the highly-regulated nature of the financial institutions industry, the board believes that having one person serve as Chairman and CEO allows that individual to apply the substantial amount of experience and information gained from both roles to lead the Company most effectively, to keep the non-management board members apprised of recent developments regarding the day-to-day operations of the Company and the industry and to act as a unified spokesperson on behalf of the Company. Further, the board believes that the authority of the combined Chairman and CEO is appropriately counter-balanced by the fact that all of the other directors are independent and the independent directors of the board meet in executive session at each board meeting. While the board has not formally appointed an independent lead director, Mr. Mielke has traditionally served as the independent directors' designee for relaying information from the independent directors of the board to management and effectively has undertaken many of the same responsibilities that an independent lead director would have.

Audit Committee. The Audit Committee is responsible for, among other things, assisting the board in: fulfilling its fiduciary responsibilities as to the Company's accounting policies, reporting practices and controls and the sufficiency of auditing relating thereto; assuring the independence and qualifications of the outside auditors, the integrity of management and the adequacy of disclosures to shareholders; evaluating the performance of the Company's independent auditors; and reviewing related party transactions and potential conflict of interest situations.

The Audit Committee met five times in 2009. On behalf of the Audit Committee, Mr. Brown, its chair, also regularly consulted with the independent auditors about the Company's periodic public financial disclosures, and participated in eight calls relating to SEC-filed documents and financial disclosures. See also "Report of the Audit Committee" and "Independent Registered Public Accounting Firm" for other information pertaining to the Audit Committee.

The current members of the Audit Committee are Messrs. Brown (Chairman), Buestrin, Mielke and Olson. The board believes that all of the members of the Audit Committee have sufficient experience, knowledge and other personal qualities to be "financially literate" and be active, effective and contributing members of the Audit Committee. In addition, the board has determined that Mr. Brown meets the SEC's definition of "audit committee financial expert." The board's determination was based on Mr. Brown's 36 years of employment and public company auditing experience with KPMG LLP, an international public accounting firm. The board has also determined that Messrs. Mielke, Buestrin and Olson are "financially sophisticated" within The Nasdaq Stock Market rules. Mr. Buestrin was for seven years a member of the board of directors of the Federal Home Loan Bank of Chicago, and served for several years on its audit committee and, at its request, on the boards of several savings institutions. Both Messrs. Buestrin and Mielke have served as executive officers of their companies, and in those positions have regularly had responsibility for their companies' financial affairs as well as financial matters for projects undertaken by their companies. Mr. Olson has served as an executive officer of a manufacturing company, and for many years was the chief operating officer of one of its divisions. As such, Mr. Olson had primary responsibility for financial performance and reporting of that division.

Compensation Committee. The current members of the Compensation Committee are Messrs. Mielke (Chairman), Lopina and Olson, with Mr. Dwyer having served on the committee until February 2010. The Compensation Committee held four meetings during 2009. The Compensation Committee reviews, and either establishes or recommends to the board: compensation policies and plans; salaries, bonuses and benefits for all officers; salary and benefit levels for employees; determinations with respect to stock options and restricted stock awards; and other personnel policies and procedures. See also "Compensation Discussion and Analysis" for other information pertaining to the Compensation Committee, including information about the Compensation Committee's policies and procedures.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee were an officer or employee of the Company, the Bank or a Bank subsidiary, nor did any of them have any other reportable interlock. For a description of the Company's policies with respect to loans to and other banking transactions with officers, directors and employees, see "Certain Transactions and Relationships with the Company."

Nominating and Governance Committee. The current members of the Nominating and Governance Committee are Messrs. Mielke (Chairman), Buestrin and Swoboda, with Mr. Dwyer having served on the committee until February 2010. The Nominating and Governance Committee met once in 2009. The Nominating and Governance Committee considers nominees for director positions and also evaluates and oversees other corporate governance and related issues. The Nominating and Governance Committee will identify nominees based upon suggestions by outside directors, management members and/or shareholders and evaluate them in accordance with its established criteria. See "Director Attributes" and "Selection Criteria for Directors" above.

The Nominating and Governance Committee will consider proposed nominees whose names are submitted to it by shareholders, and it would evaluate proposed nominees from shareholders the same regardless of who has made the proposal. If a shareholder wishes to suggest a name for the Nominating and Governance Committee to consider for a director position, the name of that nominee and related personal information should be forwarded to the Nominating and Governance Committee, in care of the corporate secretary, at least five months before the next annual meeting to assure time for meaningful consideration by the Nominating and Governance Committee. The Nominating and Governance Committee believes that such an informal consideration process for shareholder nominations is adequate given the lack of suggestions received from shareholders in the past. The Nominating and

Governance Committee reviews periodically whether additional policies should be adopted. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. The Company has not received any proposed nominees which have been suggested by eligible 5%-or-greater security holders contemplated by relevant SEC disclosure requirements, or rejected any such nominees.

Executive Committee. The current members of the Executive Committee are Messrs. Crowley Jr. (Chairman), Buestrin and Swoboda, with Mr. Dwyer having served on the committee until February 2010. The Executive Committee did not meet in 2009. The Executive Committee may act on most matters on behalf of the entire board when action is necessary or appropriate on short notice between board meetings.

Committee Charters. The board of directors has adopted charters for the Audit, Compensation, and Nominating and Governance Committees. The Company will continue to respond to and comply with SEC and The Nasdaq Stock Market proposals relating to board committees as they are finalized, adopted and become effective. The Company posts copies of the charters for its Audit, Compensation, and Nominating and Governance Committees (including director selection criteria) and other corporate governance documents on its website, at www.bankmutualcorp.com, under the link "Corporate Governance." If any of those documents are changed, or related documents adopted, those changes and new documents will be posted on the Company's corporate website at the internet address above.

Other Board and Corporate Governance Matters

Communications between Shareholders and the Board. Any shareholder communication which is sent to the board in care of the chief executive officer, the corporate secretary or another corporate officer is forwarded to the board, unless the communication relates specifically to a customer inquiry or complaint in which shareholder status is not relevant. The chief executive officer and the corporate secretary have been given the authority to conduct that screening process and make that determination. The procedure has been unanimously approved by the board, and was specifically approved by its independent members. Unless and until any other more specific procedures are developed and posted on the Company's website, any communications to the board of directors should be sent to it in care of the chief executive officer or the corporate secretary.

Director Attendance at Annual Shareholders' Meeting. Bank Mutual Corporation expects all of its directors to attend the annual meeting of shareholders. A board meeting is also held immediately after the annual shareholders' meeting to facilitate directors' attendance at both. All directors, except Mr. Olson, attended the 2009 annual meeting of shareholders.

Code of Ethics and Code of Conduct. As a long-standing part of the Company's and the Bank's corporate governance practices, the Bank has had for many years a code of ethics and a code of conduct. Bank Mutual Corporation has built on these codes to reflect current circumstances and SEC and Nasdaq definitions for such codes, and currently has a vision statement, a code of ethics and a code of conduct for itself, the Bank and other subsidiaries. Among other things, the code of ethics and code of conduct include provisions regarding honest and ethical conduct, conflicts of interest, full and fair disclosure, compliance with law, and reporting of and sanctions for violations. The codes apply to all directors, officers and employees of Bank Mutual Corporation and subsidiaries. The Company has posted copies of its vision statement, code of ethics and code of conduct on its corporate website, at www.bankmutualcorp.com, under the link "Corporate Governance." If further matters are documented, or if those documents (including the code of ethics and the code of conduct) are changed, waivers from the code of ethics or the code of conduct are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on the corporate website at the internet address above.

Board Role in Risk Oversight. The board believes that long-term, sustainable value creation and preservation is attainable through the prudent assumption and management of both risks and potential rewards, and the Company's board as a whole takes a leading role in overseeing the Company's overall risk tolerances. Seven of the nine members currently serving on the Company's board also comprise the Bank's board and, therefore, are aware of and can report to the entire Company board regarding the Bank's risk-related policies, and help implement oversight by the Company's board. The financial institutions industry is highly-regulated; the board of directors of the Bank maintains and considers compliance with various extensive formal policies that are reviewed and approved annually to ensure the policies and the Bank comply with those regulations. The policies include, among other matters, those related to interest rate risk, business continuity risk, lending and underwriting, regulatory compliance, environmental risks, insider trading, codes of ethics and conduct, internal controls, information security and information technology risk management.

In addition, the Compensation Committee of the Company's board of directors also considers risk when making compensation determinations so as not to encourage excessive risk-taking. See "Risk Management and Compensation" below.

DIRECTORS' COMPENSATION

Meeting Fees

The Company. In 2009, Bank Mutual Corporation's directors who are not officers received a $14,000 annual retainer for serving as a member of the board of directors. Each director also received a fee of $1,400 per board meeting attended, the Chairman of the Audit Committee received $1,000 for each Audit Committee meeting and each other non-officer director received $500 for each meeting attended of a committee of which the director is a member. For purposes of determining fees, meetings include conference calls in which committee chairs and/or other representatives participate to review Company disclosures and filings. The same fees remain in effect for 2010. Some directors of the Company also serve as a director of the Bank; compensation for service on the Bank's board of directors is described below.

The Bank. The Bank does not pay a retainer fee to its directors. Each director received a $1,200 fee for each board meeting attended and each non-officer director received a $1,200 fee for attending an executive committee meeting. The same fees remain in effect for 2010. Messrs. Boerke, Brown, Buestrin, Crowley Jr., Dwyer, Herr, Mielke and Olson were directors of the Bank for the entire year in 2009. Messrs. Boerke, Buestrin, Crowley Jr., Dwyer and Olson were members of the Bank's executive committee in 2009. In 2009, Raymond W. Dwyer, Jr., a former director of the Company (including as a member of its Compensation, Nominating and Governance and Executive Committees for 2009), a director of the Bank and a member of the Bank's executive committee, retired from those positions effective February 2010. With the exception of Mr. Dwyer, each individual who served as a director of the Bank or as a member of the Bank's executive committee in 2009 will continue as such in 2010.

Stock Incentive Plans

Bank Mutual Corporation directors are eligible to participate in the Company's 2004 Stock Incentive Plan ("2004 Stock Plan"), and were eligible to participate in the 2001 Stock Incentive Plan ("2001 Stock Plan"). In May 2008, the Compensation Committee granted each of Messrs. Boerke and Brown options to purchase 16,000 shares of Company common stock, at an exercise price equal to $11.16 per share, and awarded each of them 6,400 shares of restricted stock, under the 2004 Stock Plan. The options and restricted stock grants vest 20% per year, becoming fully vested after five years. Other than the May 2008 grants to Messrs. Boerke and Brown when they joined the Company's board, no options or awards of restricted stock were granted to directors under either plan from 2005 to 2009. In 2004, each then-serving non-officer director received 32,000 shares of restricted stock, with a value of $10.673 per share on the date of grant, and options to purchase 80,000 shares at $10.673 per share, under the 2004 Stock Plan. The options and restricted stock grants vest 20% per year, becoming fully vested after five years, subject to accelerated vesting in the event of a change in control of the Company, death or disability. The then-serving directors also received grants in 2001 under the 2001 Stock Plan, which have fully vested. No further awards may be made under the 2001 Stock Plan.

Deferred Plans for Directors

The Bank. The Bank maintains a deferred retirement plan for the Bank's non-officer directors (other than Mr. Olson, who is covered by the First Northern plan described below). Non-officer directors of the Bank who have provided at least five years of service will be paid $1,167 per month for 10 years (or, if less, the number of years of service on the board) after their retirement from the Bank board or age 65, whichever is later. All of the existing eligible directors' benefits have vested, except for Messrs. Boerke and Brown. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. The Bank has funded these arrangements through "rabbi trust" arrangements and, based on actuarial analyses, believes these obligations are adequately funded. The Bank's directors' deferred retirement plan includes provisions whereby the directors may forfeit their benefits for matters specified in the plan that are adverse to the Bank. The plan may be amended by the Bank's board of directors, although a plan amendment may generally not impair the rights of persons who are receiving benefits under the plan.

First Northern. A similar deferred retirement plan of First Northern terminated upon First Northern's merger into the Bank in 2003. Messrs. Lopina, Olson and Swoboda have vested benefits under that plan, but do not accrue further benefits. That plan provides for monthly payments of $1,000 for 180 months after the end of board service or until the director's death if earlier. Payments under that plan began in 2003 to Messrs. Lopina, Olson and Swoboda as a consequence of the merger of First Northern into the Bank and are continuing.

Directors' Compensation Table

Set forth below is a summary of the compensation paid to each person who served as non-officer director in fiscal 2009:

Directors' Compensation Table
2009

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Boerke	66,800	0	0	14,000	80,800
Mr. Brown	47,000	0	0	14,000	61,000
Mr. Buestrin	69,800	0	0	0	69,800
Mr. Dwyer (4)	59,700	0	0	0	59,700
Mr. Herr	36,600	0	0	14,000	50,600
Mr. Lopina	24,400	0	0	12,000	36,400
Mr. Mielke	43,000	0	0	0	43,000
Mr. Olson	65,100	0	0	12,000	77,100
Mr. Swoboda	22,900	0	0	12,000	34,900

(1) Includes annual retainer, meeting, committee and chairmanship fees. For director fees paid to Mr. Crowley Jr., see the "Summary Compensation Table" below.
(2) No options were granted, or shares of restricted stock awarded to directors, in 2009.
(3) Represents, in the case of Messrs. Lopina, Olson and Swoboda, payments under the First Northern directors' deferred retirement plan. In the case of Messrs. Boerke, Brown and Herr, it represents benefits accrued during the fiscal year under the Bank's deferred retirement plan for directors, based on one additional year of service. The deferred compensation payments for other non-officer directors of the Bank other than Messrs. Boerke and Brown, as described above, have fully vested. No further benefits are being accrued nor do any earnings accrue thereon.
(4) Ceased serving as a director as of February 2, 2010.

* * *

No options or restricted stock were awarded to directors in fiscal 2009. Each non-officer director who served as a director in 2009 had the following equity awards outstanding as of the end of fiscal 2009. For information regarding options and restricted stock held by Mr. Crowley Jr., see the "Outstanding Equity Awards at Fiscal Year-End" table below.

	Option Awards	Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (1)	Number of Shares of Stock That Have Not Vested (#) (1)
Mr. Boerke	16,000 (2)	5,120 (2)
Mr. Brown	16,000 (2)	5,120 (2)
Mr. Buestrin	130,000 (3)	0
Mr. Dwyer (4)	16,000 (3)	0
Mr. Herr	89,582 (3)	0
Mr. Lopina	80,000 (3)	0
Mr. Mielke	103,372 (3)	0
Mr. Olson	113,372 (3)	0
Mr. Swoboda	80,000 (3)	0

(1) The options generally expire upon on the earlier of (i) 10 years from the date of grant or (ii) termination of service as a director, except that directors and executive officers have: (x) one year after death or termination due to disability to exercise options, whether or not exercisable at the time of such death or termination, or (y) one year upon a termination other than for cause to exercise options that were exercisable at the time of such termination.

(2) With respect to Messrs. Boerke and Brown, options to purchase 3,200 shares subject to the May 2008 grant have vested. Options and the restricted shares vest 20% per year in each of the five years after the May 2008 grant date, or earlier in the event of a change in control of the Company, death or disability.

(3) With respect to Messrs. Buestrin, Dwyer, Herr, Lopina, Mielke, Olson and Swoboda, all of the options are fully vested.

(4) Mr. Dwyer ceased serving as a director as of February 2, 2010. At that time, he had vested options to purchase 16,000 shares of Company common stock that remained unexercised; if not exercised by February 2, 2011, those options will terminate.

Other

See "Executive Compensation" for compensation paid to, and other compensatory agreements with, Mr. Crowley Jr. as an executive officer and employee of Bank Mutual Corporation and the Bank. See also "Certain Transactions and Relationships with the Company" for information on amounts paid to Michael T. Crowley Sr., a former director and the father of Mr. Crowley Jr.

EXECUTIVE OFFICERS

The following table lists the executive officers of the Company and the Bank as of December 31, 2009.

Name and Age	Offices and Positions with the Company and the Bank (1)	Executive Officer Since (2)
Michael T. Crowley, Jr., 67	Chairman, President, and Chief Executive Officer of the Company and the Bank (3)	1968
Michael W. Dosland, 50	Senior Vice President and Chief Financial Officer of the Company and the Bank; former President and Chief Executive Officer of Vantus Bank and First Federal Bankshares from 2006 to 2008; Lieutenant Colonel and Infantry Battalion Commander, United States Army, Iraq Theater of Operations from 2004 to 2005; prior thereto, Mr. Dosland held various positions, including Senior Vice President and Chief Financial Officer, of First Federal Capital Bank and First Federal Capital Corp.	2008
P. Terry Anderegg, 59	Senior Vice President—Retail Operations of the Bank (4)	1993
Christopher J. Callen, 66	Senior Vice President—Lending of the Bank (4)	1998
James P. Carter, 52	Vice President and Secretary of the Company since 2009; Vice President Corporate Counsel of the Bank since 1991	2009
Richard L. Schroeder, 52	Vice President–Controller and Principal Accounting Officer of the Company since 2009, Vice President–Controller of the Bank since December 2008; former Vice President–Finance of Guaranty Bank from 1995 to 2008	2009

(1) Excluding directorships and excluding positions with Bank subsidiaries. Those positions do not constitute a substantial part of the officers' duties.

(2) If prior to 2000, indicates date when individual first held an executive officer position with the Bank. Mr. Crowley Jr. became an officer of the Company in 2000.

(3) Mr. Crowley, Jr., became Chairman of the Bank in 2005, after having held his other executive officer positions prior to that time.

(4) This position has been considered to be an executive officer position of the Company since 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, Bank Mutual Corporation's directors, executive officers and any person holding more than 10% of Company common stock are required to report their initial ownership of the common stock and any change in that ownership to the Securities and Exchange Commission ("SEC"). Specific due dates for these reports have been established and the Company is required to disclose in this proxy statement any failure to file such reports by these dates during the last year.

The Company believes that all of these filing requirements were satisfied on a timely basis for the year ended December 31, 2009, except that (1) Thomas H. Buestrin made late filings related to two separate acquisitions during 2009 of 5,000 shares each in the open market by trusts of which Mr. Buestrin is trustee or co-trustee, and (2) William J. Mielke made one late filing related to an acquisition of 3,433 shares by a trust of which his spouse is a trustee. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports that they have filed with the SEC.

COMPENSATION DISCUSSION AND ANALYSIS

Summary. The board's Compensation Committee (for purposes of this Compensation Discussion and Analysis, the "Compensation Committee" or the "Committee") makes decisions relating to Company compensation consistent with an intent to use compensation to attract and retain talented and highly-experienced personnel and to provide incentives for that personnel to maximize corporate performance. The major elements of compensation that the Committee uses to achieve these goals are driven by competitive pressures and include:

- fixed salaries, which are intended to provide our executive officers with a predictable stream of income for their living expenses, in an amount commensurate with their duties and responsibilities;
- possible annual cash incentive bonuses, which tie potential additional cash compensation to specified objective Company financial goals and specific individual performance goals;
- stock-based compensation, which is intended to further align the interests of our executive officers and our shareholders and incent executive officers by providing economic rewards tied to increases in shareholder value; and
- longer-term compensation, including retirement benefits and protections in the event of a change in control, which are intended to reward long-term service to the Company and provide a degree of security to executive officers to assist their focus on corporate goals.

In addressing these elements, the Company is aware that there is a high degree of competition for the services of talented employees, particularly those with significant experience in the financial institutions industry. The Committee particularly focuses on obtaining and retaining the services of highly-experienced personnel, especially those with a long-term commitment to the Company.

Committee Composition. The Bank Mutual Corporation board of directors has established a Compensation Committee to determine salaries of executive officers and make other compensation and benefit plan decisions. The Committee made compensation determinations for 2009, and expects to continue in that role going forward. All members of the Committee are independent directors.

Compensation Philosophy. In determining compensation, the Committee has recognized that the Company must provide its executive officers and key employees a competitive compensation package in order to attract and retain talented and highly-experienced personnel. The Committee has sought to offer compensation which it believes is in line with compensation paid by other similarly situated institutions, including banks, savings banks and savings associations, so as to be neither unduly generous nor lagging behind other institutions. In making its decisions, the Committee has also noted that, as a mutual institution, the Bank previously could not provide stock-based incentive compensation, as could publicly-held institutions, and noted the effect on prior compensation when going forward. In particular, and in part because of the years as a mutual institution, the Committee has sought to especially recognize and reward service to the Company over an extended period of time; the Committee believes that the Company greatly benefits from such continuity of experience.

The Committee has the ultimate authority within the Company to make fundamental decisions as to the types of compensation plans offered by the Company to its executive officers, as well as determining compensation levels under those plans. In making its determinations (including for fiscal 2009 and 2010), the Committee has utilized compensation summaries involving comparably-sized Midwestern financial institutions. While the Committee reviews these studies and uses them as a resource, it does not formally or numerically benchmark Company compensation as compared to other companies or aim for any particular compensation level compared to those other companies. These studies were prepared for the Committee by RP Financial, LC. ("RP Financial"), which also advises the Company and its management on certain other financial matters. Since the analyses by RP Financial have generally involved objective criteria and summarization, the Committee believes that RP Financial is sufficiently independent to make an appropriate review even though the Company utilizes its services for other purposes. RP Financial does not make recommendations to the Committee or management or otherwise act as a "compensation consultant;" nor has any other party, in recent periods. The Company also purchases other third-party compiled compensation information relating to peers. The Committee has full discretion as to whether to use compensation consultants or other third party services, and the identity and compensation of such persons or entities.

As a federally regulated savings bank holding company, the Company is subject to various laws and regulations that govern the compensatory plans, programs and arrangements established by the Company and the Bank. The Committee therefore establishes compensation in a manner intended to conform with those laws and regulations. Because the Company and the Bank have not received a federal capital infusion under the U.S. Treasury's Troubled Assets Relief Program ("TARP"), the Company and the Bank are not subject to the specific compensation limits which apply to institutions receiving TARP funds or funds under other similar federal programs; however, given the number of legislative and regulatory proposals in recent months, the Company may become subject to additional compensation or other limits in the future. In addition, compensation decisions, like all others, must be made with the safety and soundness of the regulated institutions in mind. See also "Risk Management and Compensation" below.

In addition, upon request, other personnel of the Company (including from time to time executive officers) compile and summarize additional information for the Committee. In 2009, Mr. Crowley Jr. and Mr. Dosland provided these services. Mr. Crowley Jr. participates in discussions of other executive officers' compensation, but not in discussion of his own.

Elements of Compensation. The Company, with the review of the Committee, offers various types of compensation for its executive officers and, in most cases, other employees in order to achieve and balance various corporate goals and remain competitive with other financial institutions. The Company's corporate compensation goals include attracting and retaining highly-qualified employees, motivating those employees to achieve improved corporate results without encouraging unnecessary risk taking, and connecting employees' interests with shareholders' interests in order to induce long-term commitment to the Company through the provision of financial security in retirement and, in the case of executive officers, in the event of a change in control of the Company.

Salary. The Company provides a significant portion of compensation through a fixed salary. The Committee believes that providing competitive base salary levels is important in attracting and retaining talent, as salary levels are often the initial point of consideration in a compensation package. The Committee also believes salary is important to provide officers with a steady and predictable source of income for them and for their families' basic living needs. Salaries are intended to be commensurate with their duties and responsibilities. However, the Committee has recently placed less emphasis on salary compensation as compared to short-term and long-term incentives.

Cash Bonus/Incentives. The Committee considers it important to offer financial incentives to achieve corporate performance goals that are measured by specific financial metrics. Therefore, the Company provides annual cash incentives through its Management Incentive Compensation Plan (the "Management Incentive Plan"). Under the Management Incentive Plan, the Committee establishes Company financial performance criteria upon which cash incentives depend. The Committee believes it is important to align performance criteria with specific incentives to promote achievement of corporate financial goals. These goals are particularly targeted to the Company's goals and results, and do not depend upon stock market performance, which can be heavily influenced by factors outside of the Company's control and its own financial performance. The Committee believes that this creates further incentive for employees to achieve corporate goals and aims to establish goals that are reasonably achievable but do not encourage unnecessary risk taking.

Individual goals are also set for the executive officers (other than the CEO) and employees, and a portion of the bonus depends upon the achievement of these goals. The Committee believes that it is important to particularize some portion of the bonus for these individuals to incent personal performance. However, in the case of executive officers, to recognize the importance of the Company-wide goals, these plan bonuses may be earned only if the Company also meets its corporate financial performance thresholds.

Stock-Based Plans. The Company and the Committee provide incentives that link executive officers' compensation to the returns experienced by Company shareholders. To accomplish that, the Committee established two compensation plans — a stock incentive plan and an employee stock ownership plan — that are based upon the Company's common stock. Under the Company's 2004 Stock Incentive Plan ("2004 Stock Plan"), the Committee may grant stock options and make management recognition awards of shares of restricted stock. Stock options, which are awarded at the average market value (average of the high and low trading prices) on the date of grant, are intended to reward option holders in the event of increases in market price of that stock. Restricted stock grants are intended to provide an additional equity stake in the Company with the goal of helping grantees further identify with other shareholders of the Company. Both options and restricted stock vest over five-year periods, both to comply with Office of Thrift Supervision ("OTS") regulations and to incent long-term employment with the Company.

The 2004 Stock Plan and a similar predecessor plan, the 2001 Stock Plan, were established at times when the Company was engaged in conversion transactions from a mutual institution to a fully shareholder-owned institution. OTS regulations significantly control the types and provisions of plans that may be adopted shortly after conversion. Because the 2004 Stock Plan and its predecessor were adopted during those periods, they were limited by those regulations. In light of the OTS regulations and in recognition of the fact that periods of conversion from a mutual form of organization create insecurity for management and other employees, the Committee did not believe it was appropriate to impose further limitations upon the stock plans. Therefore, for example, we chose to implement plans which provide for time vesting (rather than performance vesting) for the awards. In addition, with one exception in 2008 (discussed below), we have made relatively large option grants only upon the establishment of these plans after the two conversion transactions, rather than making annual grants, because we believe that this practice would recognize the past service of key employees and best recognize long-term service to the Company. In 2008, we made a grant of options and restricted stock (which vest over a five-year period) to Mr. Dosland upon his appointment as Senior Vice President–Chief Financial Officer, in order to provide a competitive compensation package to attract him to employment with the Company and incent long-term employment with the Company. Other than the initial grants and the 2008 grant, we have not made further grants to executive officers under the 2004 Stock Plan. However, options and restricted stock are still available to be granted under that Plan.

The Committee regularly considers whether to begin making more frequent grants, and may determine in the future to do so. The Committee also considers and makes additional grants in connection with new hiring and significant promotions, as it did in 2008 for Mr. Dosland. As the Company continues further into its existence as a shareholder-owned institution, the particular factors which affected it during periods of conversion are becoming less significant, and more regular award grants may be considered.

In addition, at the time of the 2000 initial conversion transaction, we also established our Employee Stock Ownership Plan ("ESOP") to provide further equity ownership of the Company generally throughout the Company's employee base. In 2003, at the time of the Company's second-step conversion, the Company did not make an additional re-load contribution to its ESOP, which would have been permitted under OTS regulations, because the Committee believed that the amount committed to the ESOP in 2000 was sufficient to achieve its goal without adding additional expense going forward. The ESOP was established in accordance with OTS regulations. The ESOP is intended to increase the depth of share ownership among employees and to align employees' interests with those of the shareholders. We have also adopted Benefit Restoration Plans (the "Restoration Plans") which, as related to the ESOP, provide the equivalent of full participation by any Company employee whose compensation is above Internal Revenue Code (the "Code") limitations to be considered for participation in the ESOP. We believe that was appropriate so that the persons covered by the Restoration Plans could receive benefits similar to other Company employees, so as not to dis-incent the highest-paid personnel.

Retirement and Post-Employment Compensation. The Company maintains both the Bank Mutual Corporation Pension Plan (the "Pension Plan"), a defined benefit plan, and the Company's 401(k) Retirement Plan (the "401(k) Plan"), a defined contribution plan that also allows voluntary employee contributions. In connection with these plans, the Company also maintains a supplemental retirement plan applicable to Mr. Crowley Jr. (the "Supplemental Plan"). The Restoration Plans mentioned above also have provisions for executive officers relating to the 401(k) Plan.

The Company and its predecessors have maintained the Pension Plan for over 45 years. Under the Pension Plan, which is supplemented by the Supplemental Plan, benefits are determined by a matrix depending upon final average compensation (salary and bonus) and years of credited service to the Company. It is Company policy to evaluate the Pension Plan periodically to help ensure that it is adequately funded. The Committee believes that it is appropriate to continue to offer a defined benefit retirement plan because the Company's employees have, over the course of many years, come to depend upon the Pension Plan as a source of income to provide security in retirement and because the years of service provisions of the Pension Plan incent employees to remain with the Company over time, thus helping to provide the Company with a stable and experienced employee base. The Company's decision to maintain both a defined benefit plan and a defined contribution plan was based on its evaluation and determination that providing both a defined benefit plan and a defined contribution plan was the most cost-effective manner to provide competitive compensation to employees. In particular, the Committee believes that the cost of freezing the Pension Plan and establishing a more generous 401(k) Plan in its place would be more costly and not as advantageous as continuing the current arrangements. Also, the Company uses cliff vesting (whereby the employee's benefits vest all at once after five years, at the maximum permitted by law) to recognize longer-term service, and the forfeitures relating to unvested benefits help to fund benefits for continuing employees.

The Company's 401(k) Plan permits supplemental employee contributions, with a minimal Company match. When it was acquired by the Company in 2000, First Northern did not maintain a defined benefit plan; rather, its employees participated in a defined contribution retirement plan, with a more generous company match than the Company's. Former employees of First Northern were subsequently integrated into the Pension Plan. At that time, however, the Company decided to retain its prior 401(k) Plan and expand it Company-wide, retaining only the Company's minimal match. The Committee maintained the 401(k) Plan to provide employees an additional vehicle under which they could further save for retirement. Under the 401(k) Plan, the Company makes matching contributions up to a stated percentage (currently 1%) of the participating employee's salary because it believes that this modest incentive assists with employee morale and long-term employee well-being.

The Restoration Plans and the Supplemental Plan are intended to provide benefits equivalent to those under the Pension Plan and 401(k) Plan for certain individuals whose benefits otherwise are limited with respect to qualified tax treatment under the Code as a result of income or payment limitations. The Committee continues to maintain the Restoration Plans and the Supplemental Plan because it believes that it is not appropriate to provide these individuals with a benefit that is proportionately less than other employees simply due to the Code's limits on covered salary and/or years of service that may be considered in a tax-qualified retirement plan. In essence, these additional plans only retain the same percentage level of benefit that would have applied but for the Code's limits.

The Company has employment agreements with Messrs. Crowley Jr., Dosland, Anderegg and Callen, and had a similar agreement with Mr. Maurer prior to his retirement in 2009. These agreements include change in control provisions. The Committee believes it is important to have agreements, including change in control provisions, to provide security to the executive officers in view of their long-term dedication to the Company, which the Company, in turn, believes will facilitate those officers' commitment and dedication to the Company, particularly in cases where Company interests may diverge from a personal interest. The Committee believes this is particularly important in the case of a potential acquisition. The change in control provisions utilize a "double trigger" before benefits are payable because the Committee did not believe it was appropriate to provide benefits simply upon the change in control if employment is not affected.

Other Benefits. Executive officers qualify for the same group health, life and disability insurance benefits as other full-time salaried employees of the Company. The Committee believes that these insurance benefits are generally important to address market conditions and attract and retain qualified employees. In addition, the Company reimburses officers and other high-level employees for approved memberships in certain civic and industry groups, appropriate attendance at related functions and, in one case, the cost of a club membership used exclusively for appropriate business entertaining. However, because these expenses are reimbursed only if and to the extent they are specifically incurred for business purposes, these are not considered by the Committee to be "perquisites" or personal benefits to these persons. The Committee seeks to minimize any benefits or "perquisites" for executive officers which are not on the same terms and conditions as other salaried employees; however, the CEO receives use of a business automobile, which is not on the same terms as other salaried employees, because of his significant business travel.

2009 Annual Compensation Determinations. The Committee makes determinations of salary and cash bonus incentives, and decisions relating to awards of stock-based incentives, on an annual basis. The following paragraphs discuss the Committee's determinations for 2009, and include the results under the annual cash incentive plan for 2009.

Base Salary. In determining the base salary of executive officers for 2009, the Committee reviewed, among other things, peer group information gathered by Committee members and management and the historical compensation of the officers and the performance of the Company and its subsidiaries, as well as RP Financial's studies of peer institutions. The Committee also prepares tally sheets summarizing compensation, awards and vesting over the past several years under the various plans and arrangements under which the officers receive compensation and benefits. In addition, the CEO provides the Committee with salary recommendations for each executive other than himself. After reviewing the various materials and considering management's recommendations, the Committee discusses each executive individually and decides his or her base compensation for the upcoming year.

The bonus and incentive plans are heavily performance based, tied to the financial metrics described below, and remained a significant source of potential compensation in 2009. As a result, base salary determinations for 2009 were not directly related to statistical corporate performance. In addition, the Committee noted that stock-based incentives were awarded in 2001 and 2004 and provided an additional means of compensation, but that no additional awards were made to executive officers from 2005 through 2008 (other than with respect to the hiring of a new Chief Financial Officer in 2008), nor were additional awards expected to be (or in fact) made in 2009.

Based upon those factors, the Committee determined that executive officers should receive increases in base salary for 2009, with amounts varying depending upon individual responsibilities and salary levels. The following table contains information showing the percentage increase in base salary that each of the executive officers received in 2009.

Name	2009 Base Salary ($)	Increase in Base Salary Over 2008 (%)
Mr. Crowley Jr.	$696,000	2.0%
Mr. Dosland	182,000	1.1
Mr. Anderegg	197,300	2.1
Mr. Callen	195,000	2.1
Mr. Carter	93,900	2.1
Mr. Maurer	194,000	2.1

The lower percentage increase in base salary from 2008 to 2009 for Mr. Dosland when compared to other executive officers reflects the fact that Mr. Dosland was hired in mid-2008, he was with the Company only a short period at the time the 2009 determinations were made and that his salary was set in 2008 to be competitive in the market and incent him to join the Company. For 2010, Mr. Crowley Jr., recognizing the current economic conditions, declined to accept a salary increase and waived all rights to any increase the Committee may have otherwise awarded. The salary increases for the other named executive officers in 2010 compared to 2009 were 5.5% for Mr. Dosland, 2.5% for each of Messrs. Anderegg and Callen and 1.7% for Mr. Carter. Mr. Dosland's increase was at the high end of the range because, after reviewing available market data, including the salaries paid to individuals serving as chief financial officer at the companies in the Company's peer group, the Committee felt it was appropriate to provide a larger increase in order to remain market competitive; the Committee also felt a larger increase was merited because Mr. Dosland had assumed additional responsibilities after Mr. Maurer retired in 2009. The increases for Messrs. Anderegg, Callen and Carter for 2010 reflected their positions as Senior Vice President and Vice President, respectively, as well as a review of personal performance and market conditions.

Cash Bonus/Incentives. For fiscal 2009, annual cash bonus payments were determined under the Management Incentive Plan. Under the Management Incentive Plan, a portion of each participant's (other than the CEO) incentive opportunities is based on corporate performance and a portion on individual performance. The Management Incentive Plan provides bonus payments depending whether the Company achieved various threshold, target or maximum levels of performance. The Committee used net income and diluted earnings per share as the performance metrics for 2009, and set the Company's net income target at $23.2 million and the diluted earnings per share target at $0.45. The Compensation Committee chose these targets because they reflected the higher end of a range of business plan projections, while still maintaining the Company's ongoing conservative operating principles and not encouraging unnecessary risks, and believes that these targets are reasonably achievable given maximum effort.

If the targets are met, each of the named executive officers receives target bonus payments (expressed as a percentage of base salary), which vary from 20% of salary for the CEO to 18% for Messrs. Dosland, Anderegg, Callen and Maurer to 15% for Mr. Carter. Each individual can earn up to double the target amount if performance reaches maximum levels. Actual bonus amounts are determined based upon the Company's performance with respect to the financial criteria mentioned above. For each percentage point by which the Company missed its targets, the potential bonus is reduced by 1.5 percentage points. For each percentage point above target, the potential bonus is increased by 2 percentage points. If Company performance reaches at least 80% of the target amounts, executives are eligible to receive threshold bonuses (which are equal to the target bonus amount minus the 1.5 times percentage point reduction discussed above). If the Company's performance is below 80% of the performance target (which would result in 70% of target bonus), no bonuses are paid. Net income and diluted earnings per share will be used as metrics for 2010.

The Management Incentive Plan also permits a portion of the bonus to be determined based on individual performance goals. Under the plan, 20% of the bonuses for the named executive officers (excluding Mr. Crowley Jr.) is connected to individual performance goals and the other 80% of bonuses is connected to corporate performance. In practice, the Committee generally uses the percentage earned based on corporate performance as a ceiling on the percentage earned for personal performance goals. If the Company does not reach at least 80% of its targeted performance goals, no bonuses (neither corporate performance based nor personal performance based) are paid; however, even in those cases, individuals may be eligible to earn discretionary bonuses. In the case of Mr. Crowley Jr., his bonus is determined solely on corporate performance because, as the CEO, he has responsibility for the Company and its operations as a whole and, as a result, his personal performance can be measured by the Company's performance. Discretionary bonuses can be based on various factors, including for example, the successful completion of a specific project, achievement of meaningful business development or increased profitability, responding to adverse economic conditions, promotion to a new position or increased responsibilities and case-by-case increases driven by competitive pressures and market conditions.

In fiscal 2009, the Company achieved 59% and 64% of its net income and diluted earnings per share targets, respectively, for a performance average of 61%. Due to the reduction by 1.5 times the percent by which goals were missed, performance was below the threshold amounts and no bonuses were earned based on formulaic corporate performance measurements. Because no bonus was earned with respect to corporate performance, executive officers were also not paid any bonus with respect to their individual performance goals, nor were any discretionary amounts paid.

Stock-Based Incentives. The Committee believes that stock-based compensation can provide an important incentive to executive officers that aligns officers' interests with those of shareholders, since the value of the compensation will depend upon the performance of the stock price. However, in view of the significant awards made in 2001 and 2004 under the 2004 Stock Plan and its predecessor plan, the Committee did not grant any stock options, or award any restricted shares, to executive officers from 2005 through 2008, other than in connection with appointing Mr. Dosland as the new Chief Financial Officer in 2008. No option grants or awards of restricted shares were made to executive officers in 2009 under the 2004 Stock Plan.

Other Benefits. In 2009, the CEO also received use of a business automobile which was not on the same terms as other salaried employees. The value of this benefit totaled less than $500.

Chief Executive Officer Compensation. In addition to the factors discussed above, when determining the salary of the CEO, the Committee continued a transition, which began in 2002, to more incentive-based compensation because the Committee continues to believe that that type of compensation provides well-targeted incentives and encourages employees to strive to achieve corporate goals. In its determinations, the Committee reviewed the CEO's performance and goals during 2008. The Committee was pleased with the CEO's performance and decided to increase his base salary to $696,000 in 2009, a 2.0% increase. The Committee also considered the substantial roles of the CEO in the Company and the Bank and determined that his salary level compared to other executive officers was appropriate to reflect those circumstances and his relative role in the organization.

The Committee noted that under the Management Incentive Plan, the CEO would have been eligible to earn a target cash incentive bonus in 2009 of up to 20% of his base salary; however, he received no 2009 bonus, as a result of corporate performance.

Because of the significant level of option and restricted stock awards in 2001 and 2004 under the 2004 Stock Plan and its predecessor, no awards were made to the CEO from 2005 through 2009. The CEO also receives board fees for service on the Bank's board of directors. In accordance with long-standing company policy, in 2009, the CEO received $15,600 in director fees related to service provided to the Bank's board and $8,400 in director fees related to service provided to the Company's board.

In 2009, the CEO was allocated 4,032 shares under the ESOP, on the same basis as other employees. In determining salary for 2009, the Committee considered the CEO's participation in the Company's Restoration Plans and his supplemental retirement benefits. Under the Restoration Plans, the CEO received the right to receive payments totaling $39,787, due to the limitation of benefits under qualified plans relating to the 401(k) Plan and the ESOP. Under the Supplemental Plan, he received the right to receive $451,037. The Committee continues to believe it is fair and appropriate to maintain the Restoration Plans and the Supplemental Plan to fully recognize the CEO's compensation when determining benefits under other plans which generally are available to all full-time employees because it wants to remain competitive with industry peers and properly reward the CEO's efforts and because it believes that it is not appropriate to provide the CEO with a benefit that is proportionately less than other employees simply due to the Code's limits on covered salary and/or years of service which may be considered in a tax-qualified retirement plan. In essence, the Restoration Plans and Supplemental Plan only retain the same percentage level of benefit which would have applied but for the Code's limits.

Employment Agreements/Change in Control Provisions. The Company also maintains employment agreements, which include change in control provisions, with Messrs. Crowley Jr., Dosland, Anderegg and Callen. See "Executive Compensation–Employment Agreements and Potential Payments Upon Termination or Change in Control" below. Mr. Crowley Jr.'s agreement has been in effect, with subsequent amendments, for over 15 years. The other executive officers' employment agreements (other than Mr. Dosland) were entered into in 2000, in connection with the Company's initial conversion to a shareholder-owned entity and the acquisition of First Northern. First Northern executive officers at the time of the acquisition, two of whom became executive officers of the Company, had pre-existing employment agreements, and the Company believed it was important that similar agreements continue with the Company in order to maintain continuity. At the same time, the Company believed it would be appropriate to enter into analogous employment agreements with other executive officers so as to provide for similar treatment for similarly situated persons. The Committee continues to renew these employment agreements on an annual basis because it believes that the agreements provide an appropriate degree of security for these persons which, in turn, enhances their continuing efforts to pursue Company goals, even in situations where they may not align with their personal interests. For these same reasons, the Bank entered into an employment agreement with Mr. Dosland upon his appointment as Senior Vice President–Chief Financial Officer in August 2008. Mr. Dosland's agreement is renewed annually along with the other executives' agreements. The Chief Executive Officer's employment agreement is more extensive than those of other executives, in recognition of his more extensive responsibilities.

The employment agreements and the 2004 Stock Plan include provisions which provide additional protections to the employees in the event of a change in control of the Company. We believe it is important to have these types of agreements with our executive officers in order to provide them with incentive to fully consider transactions that may be in the Company's best interest, but which may jeopardize the security of their individual positions. The Company has adopted particular change in control provisions in an attempt to balance the potential cost of these provisions to an acquirer, which the Committee believes to be quite modest, with a meaningful degree of security to the affected personnel. In particular, the Company's change in control agreements have a "double trigger," which means that change in control benefits are payable to the executive only if the ownership or control of the Company changes and, after such change, the executive's compensation or duties are significantly reduced or altered. The Company utilizes the double trigger because it believes that, while it is appropriate to provide some protection to key personnel in the event of an acquisition, those protections should be limited to situations in which actions are taken that substantially affect their compensation or employment. However, under the 2004 Stock Plan, there is a single trigger so that unvested options and restricted shares automatically vest upon a change in control. The Committee also determined that it would be appropriate to cap the potential change in control payments to the amount for which the Company could achieve a tax deduction, in order to balance the interests of the Company and the individuals. The 2004 Stock Plan provides for automatic vesting upon a change in control because we believe that the recipients of these awards should receive the intended benefits in the event that the Company's shareholders receive a commensurate benefit in a transaction.

Tax Considerations. Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million during a fiscal year to certain executive officers of publicly-held companies. Exceptions are made for, among other things, performance based plans approved by shareholders. Stock options are considered performance based compensation; however, restricted stock awards are not unless they are coupled with performance goals. The Committee is mindful of these limitations; for 2009, approximately $461,600 of Mr. Crowley Jr.'s taxable compensation (resulting primarily from the vesting of restricted stock) was not deductible. Shareholder approval of the 2004 Stock Plan and its predecessor plan has been obtained, among other reasons, to qualify for an exception from current Section 162(m) for any performance based compensation (such as options) awarded under the plans through 2009.

Other provisions of the Code can also affect the decisions we make. Under Section 280G of the Code, a 20% excise tax is imposed upon executive officers who receive "excess" payments upon a change in control if the payments exceed an amount approximating three times their average annual compensation, determined by a five-year average. The excise tax applies to all payments over the executive's average annual compensation. Under Section 280G, the Company would not be able to deduct "excess" payments. To avoid application of Section 280G, the executives' change in control agreements provide that benefits payable pursuant to them are limited to 2.99 times the "average compensation" as determined under the Code.

Section 409A of the Code amended the tax rules to impose restrictions on funding, distributions and elections associated with nonqualified deferred compensation arrangements. Section 409A imposes substantial penalties and results in the loss of any tax deferral for nonqualified deferred compensation that does not meet its requirements. The Company has amended its compensation programs and plans, and employment agreements with executive officers, to comply with the distribution, timing and other requirements of Section 409A. These actions are intended to prevent certain elements of executive compensation to result in substantial tax liability for the named executive officers pursuant to Section 409A. These changes have not had a material tax or financial consequence on the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

As part of its duties, the Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained above in this proxy statement. Based upon that review and those discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in the Company's annual report to shareholders on Form 10-K and be included in this proxy statement.

Members of the Compensation Committee in 2009:

William J. Mielke, Chairman
Raymond W. Dwyer, Jr., retired from the Board as of February 2, 2010
Thomas J. Lopina, Sr.
Robert B. Olson

EXECUTIVE COMPENSATION

The following table contains compensation information with respect to the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly-compensated individuals who were serving as executive officers of the Company at the end of 2009, as well as a former executive officer who retired during 2009 and was not employed by the Company at the end of 2009 (collectively, referred to occasionally in this section as the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)*	Option Awards ($)(3)*	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael T. Crowley, Jr. *Chairman, President and Chief Executive Officer of the Company and the Bank*	2009	720,000 (6)	0	0	0	0	610,330	58,725	1,389,055
	2008	709,500 (6)	52,800	0	0	0	615,433	113,369	1,491,102
	2007	688,400 (6)	0	0	0	0	411,229	107,136	1,206,765
Michael W. Dosland *Senior Vice President – Chief Financial Officer of the Company and the Bank* (7)	2009	182,000	0	0	0	0	0	630	182,630
	2008	63,308	4,700	240,500	99,000	0	0	11,204	418,712
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P. Terry Anderegg *Senior Vice President – Retail and Operations of the Bank*	2009	197,300	0	0	0	0	76,127	16,865	290,292
	2008	193,300	13,500	0	0	0	58,984	32,232	298,016
	2007	185,300	0	0	0	0	46,466	31,066	262,832
Christopher J. Callen *Senior Vice President – Lending of the Bank*	2009	195,000	0	0	0	0	46,017	16,668	257,685
	2008	191,000	13,300	0	0	0	49,571	31,921	285,792
	2007	183,000	0	0	0	0	30,438	30,679	244,117
James P. Carter *Vice President and Secretary of the Company and Vice President Corporate Counsel of the Bank* (8)	2009	93,900	0	0	0	0	27,700	7,833	129,433
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Eugene H. Maurer, Jr. *Former Senior Vice President and Secretary of the Company; Former Senior Vice President and Secretary/Treasurer of the Bank* (9)	2009	153,554	0	0	0	0	107,641	1,697	262,892
	2008	190,000	13,200	0	0	0	121,602	31,682	356,484
	2007	182,250	0	0	0	0	92,921	30,492	305,663

* Pursuant to SEC rules adopted in late 2009, the amounts in the "Stock Awards" and "Option Awards" columns for 2008 and 2007 have been revised from the Company's prior proxy statements to reflect the aggregate grant date fair value computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718")

(formerly, Statement of Financial Accounting Standards No. 123(R), Share-Based Payment). The "Total" column has been updated accordingly.

(1) Includes amounts voluntarily deferred by the named persons under the Restoration Plan. The voluntarily deferred amounts are included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below.

(2) No bonuses, either discretionary or based on the formulas under the Management Incentive Plan, were earned in fiscal 2007 or 2009. In 2008, no bonuses were earned based on the formulas under the Management Incentive Plan; however, discretionary bonuses were paid to Management Incentive Plan participants.

(3) Other than grants to Mr. Dosland in 2008, no options were granted, nor were shares of restricted stock awarded, to executive officers in 2007, 2008 or 2009. The amounts shown reflect the grant date fair value computed in accordance with ASC 718 for grants and awards under the 2004 Stock Plan made in each year. ASC 718 requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value under ASC 718 of the equity instrument at the time of grant. The assumptions used to determine the valuation of the awards are discussed in Note 11 to our consolidated financial statements. See the "Outstanding Equity Awards at Fiscal Year-End" table below for information regarding all outstanding awards.

The ultimate value of the options will depend on the future market price of Company common stock, which we cannot forecast. The actual value, if any, that an optionee would realize upon exercise of an option depends on the market value of our common stock as compared to the exercise price when the option is exercised.

(4) Represents the increase in the actuarial present value of pension benefits, under both our tax-qualified Pension Plan and our related Supplemental Plan, between fiscal years. See the "Pension Benefits" and "Nonqualified Deferred Compensation" tables below for further discussion regarding our pension and deferred compensation plans.

(5) The amounts listed under the column entitled "All Other Compensation" in the "Summary Compensation Table" above include: Company contributions to the 401(k) Plan and the ESOP; contributions to the Restoration Plans; with respect to Mr. Dosland, moving expenses paid in 2008 in connection with the commencement of his employment with the Company; and with respect to Mr. Maurer, accrued vacation pay paid upon his retirement, which are listed in the table below:

	Year	Company ESOP Allocation ($)	Company Matching Contribution To 401(k) Plan ($)	Company Contribution to Benefits Restoration Plan		Moving Expenses ($)	Total ($)
				ESOP ($)	401(k) ($)		
Mr. Crowley Jr.	2009	16,488	2,450	34,487	5,300	0	58,725
	2008	36,112	2,299	70,440	4,518	0	113,369
	2007	35,443	2,250	65,101	4,342	0	107,136
Mr. Dosland	2009	0	630	0	0	0	630
	2008	0	0	0	0	11,204	11,204
	2007	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Anderegg	2009	14,683	2,182	0	0	0	16,865
	2008	30,302	1,930	0	0	0	32,232
	2007	29,147	1,850	0	69	0	31,066
Mr. Callen	2009	14,512	881	0	1,275	0	16,668
	2008	29,940	1,102	0	879	0	31,921
	2007	28,784	789	0	1,106	0	30,679
Mr. Carter	2009	6,914	919	0	0	0	7,833
	2008	N/A	N/A	N/A	N/A	N/A	N/A
	2007	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Maurer	2009	0	1,697	0	0	0	1,697
	2008	29,785	1,897	0	0	0	31,682
	2007	28,672	1,820	0	0	0	30,492

(6) Includes amounts Mr. Crowley Jr. received for service as a member of the board of directors of the Bank and the Company. In 2007, he received $28,400 for such service; in 2008, he received $27,000 for such service; and in 2009, he received $24,000 for such service.

(7) Mr. Dosland became Chief Financial Officer in August 2008 and the information related to him in the table for 2008 reflects his compensation from that date.

(8) Mr. Carter became an executive officer in 2009. Pursuant to the SEC's disclosure rules, compensation information is required for him only for that year.

(9) Mr. Maurer retired as an officer and employee of the Company effective as of September 25, 2009.

* * *

The Company maintains employment agreements with Messrs. Crowley Jr., Dosland, Anderegg and Callen; those employment agreements cover, among other things, the compensation and benefits received by these persons and payments upon termination of employment. For more information on these agreements, see "Employment Agreements and Potential Payments upon Termination or Change in Control" below. In addition, our equity-based awards are made under the 2004 Stock Plan, and annual cash incentive awards are made under our Management Incentive Plan, which is described under "Grants of Plan-Based Awards" below.

Employee Stock Ownership Plan. The ESOP is a tax-qualified plan that covers substantially all salaried employees who have at least one year of service and have attained age 21. It became effective at the completion of the Company's 2000 restructuring. The Company loaned the ESOP sufficient funds to purchase up to 8% of the Company shares issued in that transaction to persons other than the then-established mutual holding company of Bank Mutual Corporation.

The loan to the ESOP is for a term of 10 years and calls for level annual payments of principal. Interest payments, at 8% per annum, are made annually. The ESOP initially pledged the shares it purchased as collateral for the loan and holds them in a suspense account until allocated to employees upon repayment of loan principal.

The ESOP does not allocate the pledged shares immediately. Instead, it releases a portion of the pledged shares annually as payments are made on the loan. The loan payments made by the ESOP come from employer contributions and, if determined in certain years, dividends paid on the shares held in the plan. If the ESOP repays its loan as scheduled over a 10-year term, 10% of the shares would be released and allocated to participants annually in 2001 through 2010; however, payments have occasionally been made more quickly by the use of dividends which were paid on unallocated shares to release additional shares. As a result of the actual payments made, 327,251 shares were allocated to participants' accounts in 2009, and, cumulatively, 2,818,519 shares were previously released and allocated through 2008. The ESOP allocates the shares released each year that are attributable to employer contributions among the accounts of participants in proportion to their compensation for the year. For example, if a participant's compensation for a year represents 1% of the total compensation of all participants for the year, the ESOP would allocate to that participant 1% of the shares released for the year attributable to employer contributions.

ESOP participants direct the voting of shares which are allocated to their individual accounts. Shares in the suspense account, which are those not yet allocated to individual accounts, are voted at the discretion of the Company's board of directors.

401(k) Plan. To provide an additional incentive for employees to save for their retirement, the Company maintains the Bank Mutual Corporation 401(k) Plan. The 401(k) Plan, a tax-qualified defined contribution plan, is offered to substantially all of our employees. Under the 401(k) Plan, employees may voluntarily contribute additional funds to accounts for their benefit in the plan, and may designate within several specified choices how those funds will be invested. To provide additional incentives for these employees to contribute to their 401(k) accounts, the Company provides matching payments to contributions made by the participating employees. The Company's matching payments are limited to 20% of the first 5% of salary deferred, for a maximum employer contribution of 1% of the participants' salary (up to Code limits).

Restoration Plans. The Company also maintains Restoration Plans to compensate participants for benefits under the ESOP and the 401(k) Plan that they are unable to receive because of limitations under the Code on contributions and benefits under those plans. The Code restricts the amount of tax-qualified plan benefits that can be received by plan participants, and also limits salary deferrals that an employee may contribute to the 401(k) Plan.

The Restoration Plans provide benefits for all employees, including officers, based on allocations which they would have received in the ESOP in the absence of Code limitations. For example, under the ESOP, only the first $245,000 of earnings was considered in determining ESOP benefits for 2009. Under the Restoration Plan related to the ESOP, each participant receives an amount equal to the benefit that he or she would have received under the ESOP in the absence of the Code's compensation limit, less the amount received under the ESOP itself.

The Restoration Plan related to the 401(k) Plan permits eligible participants to defer compensation that they are unable to contribute to the 401(k) Plan and receive Company allocations thereunder, in each case because of Code limits. Under the Code, in 2009, only the first $245,000 of compensation is considered in determining benefits under tax-qualified plans.

The Restoration Plan related to the ESOP covers all employees, and the Restoration Plan related to the 401(k) Plan covers officers and key employees who are selected by the board. The annual allocations to employees under the Restoration Plans are not tax deductible by the employer or included in the taxable compensation of the employees receiving the allocations. When benefits are paid to the employees following the termination of employment, the payments, which will require board approval, will be deductible by the employer and included in the taxable compensation of the employees receiving those payments.

Grants of Plan-Based Awards
2009

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)				
Mr. Crowley Jr.	12/15/08	97,440	139,200	278,400	–	–	–	–
Mr. Dosland	12/15/08	22,932	32,760	65,520	–	–	–	–
Mr. Anderegg	12/15/08	24,860	35,514	71,028	–	–	–	–
Mr. Callen	12/15/08	24,570	35,100	70,200	–	–	–	–
Mr. Carter	12/15/08	9,860	14,085	28,170	–	–	–	–
Mr. Maurer	12/15/08	24,444	34,920	69,840	–	–	–	–

(1) Because Company financial performance did not meet threshold levels, no bonuses were earned with respect to Company performance in fiscal 2009 and no amounts were actually paid based upon Company performance under the Management Incentive Plan. Please see the "Bonus" and "Non-Equity Incentive Plan Compensation" columns in the "Summary Compensation Table" above.

The amounts shown above represent amounts payable pursuant to the Management Incentive Plan. Of these amounts, 80% of bonus is payable pursuant to Company quantitative performance metrics (except for Mr. Crowley Jr., whose bonus is 100% based on those metrics); the named executive officers other than Mr. Crowley Jr. are able to earn up to 20% of their bonus based upon achievement of personal goals, but only if the Company's quantitative financial goals were met.

(2) No stock options or shares of restricted stock were awarded to executive officers in 2009.

* * *

The non-equity incentive awards in the above table were potential annual cash bonus amounts payable pursuant to the Company's Management Incentive Plan. Under the Management Incentive Plan, the Compensation Committee sets targets near the beginning of the fiscal year for Company performance and cash bonus payments depend upon the degree to which the Company meets these targets. The actual bonus amounts are determined based upon the Company's performance as to those financial criteria. For each average percentage point by which the Company missed its targets, the potential bonus is reduced by 1.5 percentage points. No bonus is paid for performance more than 20% below targets. For each average percentage point by which the Company exceeds its targets, the bonus is increased by 2 percentage points. No bonus is earned with respect to any criteria if Company performance is below threshold criteria, which is also set at the beginning of the year. In addition, the Management Incentive Plan permits a portion of the cash bonus to be determined based upon individual performance goals. In total, Mr. Crowley Jr. was able to earn up to 14% at the threshold, 20% at the target, or 40% at maximum, of his salary as bonus; Messrs. Dosland, Anderegg, Callen and Maurer up to 12.6%, 18% and 36%; and Mr. Carter up to 10.5%, 15% and 30%, respectively. For further information as to the computation of these awards for fiscal 2009, see "Compensation Discussion and Analysis–2009 Annual Compensation Determinations–Cash Bonus/Incentives" above.

No equity-based awards were made to executive officers in 2009 under the Company's 2004 Stock Plan. Under the 2004 Stock Plan, the Compensation Committee may grant awards of stock options and/or restricted stock to officers, directors and other key employees of the Company and its subsidiaries. Options under the 2004 Stock Plan are priced at the average of the high and low trading prices on The Nasdaq Stock Market on the grant date. Grants thereunder vest upon service with the Company, with 20% of the options and/or shares awarded vesting on each of the first five anniversaries of the grant. The 2004 Stock Plan also includes provisions which provide for accelerated vesting in the event of a change in control of the Company, death or disability. Awards were also made in 2001 under the Company's 2001 Stock Plan, which was the predecessor and substantially similar to the 2004 Stock Plan.

Outstanding Equity Awards at Fiscal Year-End
December 31, 2009

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
Mr. Crowley Jr.	1,156,657		$3.2056	5/8/11 (1)		
	700,000	0	$10.6730	5/3/14 (2)		
Mr. Dosland	10,000	40,000	$12.025	8/18/18 (3)		
					16,000 (4)	$110,880
Mr. Anderegg	165,086		$3.2056	5/8/11 (1)		
	100,000	0	$10.6730	5/3/14 (2)		
Mr. Callen	165,086		$3.2056	5/8/11 (1)		
	100,000	0	$10.6730	5/3/14 (2)		
Mr. Carter	10,000	0	$10.6730	5/3/14 (2)		
Mr. Maurer (6)	100,000	0	$10.6730	5/3/14 (2)		

(1) Option award, under the 2001 Stock Plan, which has an exercise price equal to the market value of our common stock (average of the high and low trading prices) on the May 8, 2001 grant date, as adjusted for a subsequent stock split. Vested in five annual increments of 20% each.

(2) Option award, under the 2004 Stock Plan, which has an exercise price equal to the market value of our common stock (average of the high and low trading prices) on the May 3, 2004 grant date. Vested in five annual increments of 20% each.

(3) Option award, under the 2004 Stock Plan, which has an exercise price equal to the market value of our common stock (average of the high and low trading prices) on the August 18, 2008 grant date and vests in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2009, 80% of the options awarded in 2008 remained unvested.

(4) Consists of restricted shares awarded on August 18, 2008 under the 2004 Stock Plan. The restricted shares vest in five annual increments of 20% each beginning on the first anniversary following the award. At December 31, 2009, 80% of the restricted shares awarded in 2008 remained unvested.

(5) Based on the $6.93 per share closing price of a share of our common stock on December 31, 2009, the last trading day of the year.

(6) Mr. Maurer ceased employment with the Company as of September 25, 2009. At that time, he had vested options to purchase 100,000 shares of Company common stock that remained unexercised; if not exercised by September 25, 2010, those options will terminate.

Option Exercises and Stock Vested
2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(2)
Mr. Crowley Jr.	31,195	182,316	56,000	572,600
Mr. Dosland	0	0	4,000	36,120
Mr. Anderegg	0	0	8,000	81,800
Mr. Callen	0	0	8,000	81,800
Mr. Carter	0	0	2,000	20,450
Mr. Maurer	9,111	35,937	8,000	81,800

(1) Computed based on the difference between the market price of the underlying securities at exercise and the option exercise price.

(2) The number of shares acquired on vesting and the value realized on vesting relates to shares of restricted stock that were granted under the 2004 Stock Plan and that were subject to vesting at the rate of 20% per year in the five years after grant. For Messrs. Crowley Jr., Anderegg, Callen, Carter and Maurer, the shares were granted in 2004, and for Mr. Dosland, they were granted in 2008. The shares granted under the 2004 Stock Plan are valued at the average of the high and low trading prices on The Nasdaq Stock Market on the dates of vesting.

Pension Benefits

The following table provides information on the benefits which are accrued under the Bank Mutual Corporation Pension Plan, the qualified defined benefit pension plan that covers substantially all of our employees, and Mr. Crowley Jr.'s Supplemental Plan, which applies to specified officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mr. Crowley Jr.	Pension Plan	42	2,078,244	0
Mr. Crowley Jr.	Supplemental Plan	42	5,884,539	0
Mr. Dosland	Pension Plan	0	0	0
Mr. Anderegg	Pension Plan	16	440,693	0
Mr. Callen	Pension Plan	10	420,703	0
Mr. Carter	Pension Plan	20	158,423	0
Mr. Maurer	Pension Plan	27	1,056,709	23,080

Pension Plan

The Pension Plan is a qualified defined benefit pension plan which covers all employees of the Company and its subsidiaries who are age 21 or over and who have completed at least one year of service with the Company. Pension benefits are based on the participant's average annual compensation (salary and bonus), including annual cash incentive compensation, and years of credited service to the Company and its subsidiaries. Years of credited service in the Pension Plan begin at the date of participation in the plan. Benefits are determined in the form of a

10-year certain and life annuity. Pension Plan payments were calculated assuming a retirement age of 65, or in Mr. Crowley's case, age 68, and a discount rate of 5.84% and using the RP 2000 mortality table for determining post-retirement mortality.

Supplemental Retirement Plan

Designated officers (currently only Mr. Crowley Jr.) also participate in the Supplemental Plan, which is a supplemental non-qualified defined benefit pension plan. The Supplemental Plan provides monthly supplemental benefits to participants that will be paid out of a "rabbi trust" established for the Supplemental Plan, or unsecured corporate assets. The amount of the Supplemental Plan benefit in the form of a 10-year certain and life annuity is determined as:

- An amount calculated under the Pension Plan without regard to the limitations imposed by the Code on benefit or compensation amounts and without regard to certain limitations on years of service, minus
- The pension benefit accrued under the Pension Plan.

In 2009, under Code limits, the maximum annual benefit payable through the Pension Plan was $195,000 and the maximum annual compensation which could be taken into account to determine pension benefits was $245,000. For 2010, those amounts remain at $195,000 and $245,000, respectively. The Code limits the number of years of service which may be taken into account to 40 years.

Benefits under the Supplemental Plan are calculated assuming a retirement age of 68 (in the case of Mr. Crowley Jr.) and a discount rate of 5.84% and using the RP 2000 mortality table for determining post-retirement mortality. To support obligations payable under the Supplemental Plan, the Company maintains assets in a "rabbi trust," the amount of which is based on the actuarial value of future benefits; the Company expenses payments into the rabbi trust when they are made. These amounts will be paid from the Company's funds, including funds of the rabbi trust in the future; they will not be paid out of the assets in the Pension Plan.

Nonqualified Deferred Compensation

The Company maintains Restoration Plans which, in part, relate to Code limits on Company contributions made with respect to the 401(k) Plan and the ESOP. The Code limits the salary deferral that an employee may contribute to the 401(k) Plan and also restricts the amount of tax-qualified plan benefits that can be received by plan participants. It also limits the amount of salary which may be considered for ESOP allocations. See the description included following the "Summary Compensation Table" above.

The following table includes information as to the additional contributions under the Restoration Plans.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Mr. Crowley Jr.	26,502	5,300	(49,196)	0	303,463
Mr. Dosland	0	0	0	0	0
Mr. Anderegg	0	0	(13,247)	0	30,844
Mr. Callen	20,541	1,275	75	0	95,637
Mr. Carter	0	0	0	0	0
Mr. Maurer	0	0	0	0	0

(1) These amounts are also included under the "Salary" column of the "Summary Compensation Table" above.
(2) These amounts are also included under the "All Other Compensation" column of the "Summary Compensation Table" above.
(3) Of these balances, the following amounts were included in prior years' Summary Compensation Tables: Mr. Crowley Jr.—$140,541; Mr. Anderegg—$7,822; and Mr. Callen—$33,136.

Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment Agreements. The Bank has employment agreements with Messrs. Crowley Jr., Dosland, Anderegg and Callen, and had such an agreement with Mr. Maurer prior to his retirement. Other than Mr. Dosland's agreement, the initial terms of all of the employment agreements were three years. For Mr. Crowley Jr., each year the agreement may be extended, upon agreement of Mr. Crowley Jr. and by affirmative action of the Bank's board of directors, so that the agreement remains in effect for a rolling three-year period. For the other executives, on each anniversary date after the expiration of the initial period, the employment term may be extended for one year upon agreement of the executive and by affirmative action taken by the Bank's board. The terms of the agreements for all officers were extended at January 1, 2009 and 2010. Under the employment agreements, each executive is entitled to a base salary which is reviewed annually, but cannot be reduced, by the Bank's board, as well as benefits, perquisites, directors and officers insurance and indemnity, in accordance with the Bank's policies. Each executive is also entitled to incentive compensation based upon the Bank's incentive compensation plan as in effect from time to time and, from time to time, in the board's discretion.

The current 2010 annual base salary amounts for each of the covered executive officers under the employment agreements are as follows: Mr. Crowley Jr. – $696,000; Mr. Dosland – $192,000; Mr. Anderegg – $202,300; and Mr. Callen – $200,000. These amounts may be changed in subsequent years, but may not be reduced. Mr. Maurer retired effective September 25, 2009.

The employment agreements can be terminated: at the election of the executive officer or the Bank at the expiration of the term; upon death, retirement or disability of the executive; at any time for cause (as defined in the agreements); or voluntarily without cause by the executive or the Bank. Each executive officer may also terminate his or her employment agreement under certain circumstances following a change in control. Upon any event of termination or a change in control, each executive will receive his or her earned but unpaid base salary and incentive compensation, as well as compensation for accrued but unused vacation time. In addition, depending on the manner of termination, each executive will receive additional benefits as discussed and quantified in the tables below.

If the Bank terminates Mr. Crowley Jr.'s agreement at the end of the term, he will receive a lump sum payment equal to 100% of his annual base salary at the time of termination. In addition, he will receive insurance benefits (life, medical, dental and optical) and required medical coverage at the Bank's expense for a period of up to 12 months in accordance with the Bank's policies and applicable law. The other executives do not receive any additional payments if terminated at the end of the current term of his or her agreement.

Upon each executive's death or retirement, the executive or executive's personal representative will receive his or her earned but unpaid base salary and incentive compensation, prorated to the end of the calendar month in which the termination occurred, and compensation for accrued but unused vacation time. The amounts owed in these circumstances will be a lump sum cash payment. Retirement age is set at 55 for Messrs. Crowley Jr. and at 65 for the other executives. In Mr. Crowley Jr.'s case, if he is age 65 or older at the time of retirement, the Bank will also pay for certain Medicare coverage. In addition, in the event of death of Mr. Crowley Jr., the Bank will provide certain medical coverage and benefits for his spouse and dependent children.

Upon disability, each executive's unpaid base salary and incentive compensation will be prorated to the end of the calendar month in which the termination occurred. The executive will also receive an amount equal to 100% of his or her annual base salary at the time of termination, as well as insurance benefits (life, medical, dental and optical) at the Bank's expense for a period of up to 12 months in accordance with the Bank's policies and applicable law. Mr. Crowley Jr. is also entitled to receive further medical coverage required by COBRA at the Bank's expense for an additional 29 months. In addition, upon termination due to disability, Mr. Crowley Jr. will receive benefits comparable to the amount and duration that other executives would receive under the Bank's short- and long-term disability plans as if the maximum benefit limitation and eligibility periods did not apply.

If, during the term, the Bank terminates an executive without cause or the executive officer terminates his or her employment for cause (e.g., the Bank reduces the executive's base compensation or duties or breaches the employment agreement), the executive would be entitled to receive a lump sum payment equal to 100% of his or her base salary at the time of termination through the end of a one-year severance period. In Mr. Crowley Jr.'s case, he would receive such amount for an aggregate of 36 months. In addition, if the Bank terminates an executive officer without cause, the executive will receive insurance benefits (life, medical, dental and optical) at the Bank's expense through the end of the one-year severance period, in accordance with the Bank's policies and applicable law. In Mr. Crowley Jr.'s case, the benefits period is extended for a period of up to 36 months after the date of termination. Mr. Crowley Jr. also receives required medical coverage at the Bank's expense and potential Medicare benefits, if he is age 65 or older at the time of termination. The Bank must also pay each executive officer a lump sum cash payment in an amount equal to the product of: (i) the Bank's annual aggregate contributions for the executive to all qualified retirement plans in the year preceding termination and (ii) the number of years in the severance period (Mr. Crowley Jr. receives three times the Bank's annual aggregate contributions).

Each executive also has the right to terminate his or her employment following a change in control of the Bank if any of the following occur as a result of the change in control: the executive's compensation, benefits, responsibilities or duties are reduced; the executive is transferred more than 50 miles from his current principal office of employment; or the executive is required to travel as part of his or her duties more than in the past. Upon any termination resulting from a change in control, each executive has a right to receive severance payments and termination benefits as if a termination by the Bank without cause had occurred. In addition, Mr. Crowley Jr. will continue to receive certain benefits in the event of a change in control of the Bank.

Under each employment agreement, the aggregate amount of all severance payments and termination benefits payable to the executive officer, computed on a present value basis, may not exceed an amount which would cause the payments to be characterized as "parachute payments" within the meaning of Section 280G(b)(2) of the Code. That section generally defines parachute payments to include any severance payments and termination benefits which, on a present value basis, equal or exceed three times the person's average annual total compensation over a five-year period immediately preceding the change in control.

If an executive is terminated by the Bank for cause, the executive will receive his or her earned but unpaid base salary and incentive compensation, as well as compensation for accrued but unused vacation time; however, the executive will not be entitled to any compensation or employment benefits for any period after the date of such termination, or the continuation of any benefits, except as may be required by law. "Cause" is defined to include: the executive's personal dishonesty; incompetence; willful misconduct; breach of fiduciary duty involving personal profit; intentional failure to perform stated duties; willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order; or material breach of the employment agreement.

In addition, the employment agreements for the executives other than Mr. Crowley Jr. contain specific conditions under which the Bank's obligations to make payments or provide benefits would be suspended or terminated. If the executive is suspended or temporarily prohibited from participating in the Bank's affairs pursuant to the Federal Deposit Insurance Act ("FDIA"), the Bank's obligations will be suspended, and if the executive is removed or permanently prohibited from participating in the Bank's affairs pursuant to the FDIA, the Bank's obligations will terminate, except that the executive will still be entitled to vested rights. Each agreement may also be terminated by the Office of Thrift Supervision if it is determined that the Bank needs assistance or is in an unsafe or unsound condition.

Each executive officer is also subject to non-compete provisions, under which he or she agrees not to compete with the Bank for the greater of one year or the period for which he or she received post-employment compensation under the agreement, but not to exceed two years. If the executive breaches the non-compete provisions, the Bank is entitled to injunctive and equitable relief in addition to other remedies available at law.

Termination and Change in Control Payments and Benefits. The following tables set forth the estimated current value of benefits that could be paid to our named executive officers upon various events of termination or a change in control under the individual employment agreements with Messrs. Crowley Jr., Dosland, Anderegg and Callen and/or the terms of our equity compensation plans. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers; the actual amounts would be known only at the time that they become eligible for payment and would be payable only if a termination event or change in control were to occur. The tables reflect the amounts that could be payable under the various arrangements if a termination event or change in control had occurred at December 31, 2009. The tables do not include certain payments that are generally otherwise available on a non-discriminatory basis to all salaried employees (such as accrued vacation time; amounts, if any, payable pursuant to Company retirement plans; amounts, if any, payable related to third party insurance; and, in certain cases, amounts payable under certain benefits plans). As a result, no amounts are provided for Mr. Carter because, if his employment ends, he would not receive any payments that are not generally available on a non-discriminatory basis to all salaried employees; nor are any amounts provided for Mr. Maurer because, upon his retirement in 2009, he did not receive payments from the Company that were not generally available on a non-discriminatory basis to all salaried employees.

Michael T. Crowley Jr.

Event	Base Salary ($) (1)	Incentive Compensation ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Shares ($) (4)	Other Benefits ($) (5)	Total ($)
Termination by Bank at End of Term	696,000	0	N/A	N/A	28,813	724,813
Retirement (6)	N/A	0	N/A	N/A	N/A	0
Death	N/A	0	0	0	16,715	16,715
Disability	696,000	0	0	0	368,857 (7)	1,064,857
Termination by Executive For Cause	2,088,000	0	N/A	N/A	N/A	2,088,000
Termination by Bank Without Cause	2,088,000	0	N/A	N/A	662,830	2,750,830
Termination by Executive Due to Change in Control	2,088,000	0	0	0	664,063	2,752,063 (8)

Other Executive Officers

Event / Name of Executive Officer	Base Salary ($) (1)	Incentive Compensation ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Shares ($) (4)	Other Benefits ($) (5)	Total ($)
Termination by Bank at End of Initial Term (9)	N/A	0	N/A	N/A	N/A	0
Retirement (6)	N/A	0	N/A	N/A	N/A	0
Death						
Mr. Dosland	N/A	0	0	110,880	N/A	110,880
Mr. Anderegg	N/A	0	0	0	N/A	0
Mr. Callen	N/A	0	0	0	N/A	0
Disability						
Mr. Dosland	182,000	0	0	110,880	N/A	292,880
Mr. Anderegg	197,300	0	0	0	N/A	197,300
Mr. Callen	195,000	0	0	0	N/A	195,000

Event / Name of Executive Officer	Base Salary ($) (1)	Incentive Compensation ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Shares ($) (4)	Other Benefits ($) (5)	Total ($)
Termination by Executive For Cause						
Mr. Dosland	182,000	0	N/A	N/A	N/A	182,000
Mr. Anderegg	197,300	0	N/A	N/A	N/A	197,300
Mr. Callen	195,000	0	N/A	N/A	N/A	195,000
Termination by Bank Without Cause						
Mr. Dosland	182,000	0	N/A	N/A	11,634	193,634
Mr. Anderegg	197,300	0	N/A	N/A	77,137	274,437
Mr. Callen	195,000	0	N/A	N/A	49,117	244,117
Termination by Executive Due to Change in Control						
Mr. Dosland	182,000	0	0	110,880	11,634	304,514 (8)
Mr. Anderegg	197,300	0	0	0	77,137	274,437 (8)
Mr. Callen	195,000	0	0	0	49,117	244,117 (8)

In the tables, "N/A" indicates that the type of payment specified is not applicable to the particular event.

(1) For officers other than Mr. Crowley Jr., this amount represents the executive's base salary in the year of the applicable termination event. In Mr. Crowley Jr.'s case, in the event of (i) termination by Mr. Crowley Jr. for cause, (ii) termination by the Bank without cause and (iii) termination by Mr. Crowley Jr. due to a change in control, this amount represents base salary for the remaining term of the agreement and up to one year post-term, with a 36-month maximum. Amounts payable to Mr. Crowley Jr. do not include compensation earned for service as a director of the Company or the Bank.

(2) No bonuses, either discretionary or based on the formulas under the Management Incentive Plan, were earned in 2009. See "Compensation Discussion and Analysis–2009 Annual Compensation Determinations–Cash Bonus/Incentives" and the "Summary Compensation Table" above. Under the Management Incentive Plan, in the event of retirement, death or permanent disability during a plan year, incentive awards are paid at the end of the year on a pro-rata basis.

(3) All outstanding unvested stock options would become vested (i) pursuant to each executive's employment agreement and the stock plans, upon a change in control and (ii) pursuant to the stock plans, upon death or disability of the executive. The amount shown represents the value of the options based on a closing stock price on December 31, 2009, the last trading day of the year, of $6.93 per share. Mr. Dosland is the only executive with unvested stock options as of December 31, 2009, and the exercise price of his options is $12.025; therefore, they had no unrealized value at December 31, 2009.

(4) All outstanding unvested shares of restricted stock would become vested (i) pursuant to each executive's employment agreement and the stock plans, upon a change in control and (ii) pursuant to the stock plans, upon death or disability of the executive. This amount represents the value of the unvested restricted share awards held by the executive based on a closing stock price on December 31, 2009, the last trading day of

the year, of $6.93 per share. Mr. Dosland is the only executive with unvested restricted stock as of December 31, 2009.

(5) These amounts include payments of premiums for employer-paid life insurance and employer-paid medical and dental benefits; however, they do not include payments, if any, to the extent that they are generally available on a non-discriminatory basis to all salaried employees. Further, in the case of termination of the executive by the Bank without cause or a change in control, these amounts also include the lump sum cash payment equal to the Bank's annual aggregate contributions for the executive to retirement benefit plans for the remaining employment term or severance period, as set forth in the executive's employment agreement. In the case of Mr. Crowley Jr., in the event of a change in control, these amounts also include certain benefits such as use of a company automobile and club membership dues.

(6) In the event of retirement, except under the Management Incentive Plan, the executive officers other than Mr. Crowley Jr. do not receive any payments or benefits that are not otherwise generally available on a non-discriminatory basis to all salaried employees. Because no bonus was payable for 2009, upon a retirement at December 31, 2009, the executives other than Mr. Crowley Jr. would not have received any payments not generally available on a non-discriminatory basis to all salaried employees. In the case of Mr. Crowley Jr., he is entitled to receive retirement payments or benefits, which are not available to other employees, pursuant to the Supplemental Plan. The present value of accumulated benefits under the Supplemental Plan is $5,884,539. See the "Pension Benefits" table above.

(7) This amount includes a short-term disability payment to the executive for six months and assumes that, after that six-month period, the executive would elect to begin receiving retirement payments instead.

(8) Per the employment agreements, the total amount payable is limited to 2.99 times the executive officer's Base Amount (defined as the average annual total compensation over a five-year period immediately preceding the change in beneficial ownership or control of the Bank) so as to prevent the payment from being classified as a parachute payment within the meaning of Section 280G(b)(2) of the Code. Therefore, the actual amounts payable to an executive might be less than the amount indicated in these tables.

(9) The initial terms of the employment agreements with Messrs. Dosland, Anderegg and Callen have expired; therefore, the "Termination by Bank at End of Initial Term" category does not apply to those individuals.

In the event any of these persons otherwise voluntarily terminates or is terminated for cause, they would receive any accrued salary and vacation pay through the time of termination, on the same basis as is paid to other salaried employees.

RISK MANAGEMENT AND COMPENSATION

In addition to relying on conservative operating principles generally, the Company designs and evaluates its compensation policies for executive officers and all other employees so as to not create incentives to take undue risks to the institution. In the case of executive officers and other senior personnel, historically most direct compensation has been in the form of salary and in equity awards which vest over a five-year time horizon. When establishing cash bonuses for executives, the Compensation Committee establishes incentives and goals that are consistent with corporate goals and that are reasonably achievable given maximum effort, but that do not encourage unnecessary risk taking; further, the cash bonuses that are determined over a relatively short-term performance horizon at target only represent up to a maximum of 10%, 15% or 18% depending on position (20% in the case of the Chairman and CEO) of annual salary, a relatively small portion of total compensation, or twice those amounts at the maximum points. Even for employees below these compensation levels, the Company's business underwriting standards and related policies, including management supervision and approval processes, minimize the risk that personnel who are compensated for making loans, managing investments or other more discrete functions are able to take excessive risks motivated by their compensation effect. As a result and on this basis, the Company believes that the risks, if any, arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

CERTAIN TRANSACTIONS AND RELATIONSHIPS WITH THE COMPANY

General Principles

Bank Mutual Corporation has a policy that transactions, if any, between the Company, on the one hand, and its executive officers or directors (or related party), on the other hand, must be on a basis that is fair and reasonable to the Company, and in accordance with Bank Mutual Corporation's code of ethics, banking laws and regulations and other policies. Lending transactions between the Bank and such a person that are on the same terms and conditions as applied to others must be approved in advance by the board of directors or the executive committee of the Bank and also must be brought to the attention of the Company's board of directors; depository transactions on the same terms and conditions as other customers do not need approval. Any other transactions with the Company's directors or executive officers, or their related parties, must be approved by either a disinterested majority of the Company's board of directors or by its Audit Committee.

Banking Relationships

The Bank has had, and expects to continue to have, regular business dealings with its officers and directors, as well as their associates and the firms which they serve. The Company follows applicable banking laws and regulations with respect to those relationships. The Bank's historical policy has been that transactions, including loans, deposits and other securities, with its or the Company's directors and executive officers be on terms that are no more favorable to the director or executive officer than the Bank would provide to unaffiliated third parties; however, the Bank maintains certain limited preferential loan programs for the benefit of other Bank non-executive officers and employees. Directors and executive officers, and their associates, regularly deposit funds with the Bank; the deposits are made on the same terms and conditions which are offered to other depositors.

Certain directors and executive officers are, or in 2009 were, indebted to the Bank for loans made in the ordinary course of business. Those loans were made in the ordinary course of business and have been on substantially the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with other persons. These loans do not involve more than the normal risk of collectability or present other unfavorable or preferential features. During 2009, Mr. Dosland had an outstanding ordinary course, non-preferential mortgage loan from the Bank. Also, a trust established for Mr. Buestrin's daughter had an outstanding ordinary course, non-preferential residential mortgage loan from the Bank in 2009. In addition, all of the directors and executive officers had deposit accounts with the Bank; these accounts are on the same terms and conditions that are offered to the Bank's other customers. The board has considered these relationships when determining which directors are "independent" and has concluded that they do not affect independence.

Family Relationships

Michael T. Crowley III, the adult son of Mr. Crowley Jr., is the Vice President–Bank Office Administration for the Southeast Region of the Bank. In 2009, his annual base salary was $91,300, and he did not receive a bonus. Mr. Crowley III participates in other Bank benefit plans on the same basis as other salaried employees of the Bank, and does not have an employment agreement with the Company or the Bank.

Michael T. Crowley, Sr., the father of Mr. Crowley Jr., was a director of Bank Mutual Corporation until 2004. In addition, he was a director and executive officer of the Bank until his retirement in 2005. The Company makes various post-retirement payments to Mr. Crowley Sr. as described below.

Deferred Compensation Agreement. The Bank maintained a deferred compensation arrangement with Mr. Crowley Sr. for over 25 years under which it agreed to defer part of Mr. Crowley Sr.'s compensation in exchange for compensation payments at a later date. The precise provisions were modified from time to time, most recently in 1998. To fund this obligation, the Bank purchased a life insurance policy on Mr. Crowley Sr. The policy is fully paid, and the Bank believes the arrangement is fully funded.

Upon Mr. Crowley Sr.'s retirement in May 2005, he began to receive a life income in monthly installments of $10,607, with a minimum of 120 installments. The monthly installments are equal to the amount that would be payable to the Bank under the life insurance policy if the Bank exercised a settlement option under the policy for monthly life income, with a 120-month period certain. If Mr. Crowley Sr. dies before his receipt of 120 monthly payments, the amounts otherwise payable to him will be paid to a beneficiary or beneficiaries named by him or to his estate. Under his employment agreement as in effect when he retired, Mr. Crowley Sr. also receives continuing medical insurance benefits in retirement, valued at $5,803 in 2009.

Defined Benefit Retirement Plans. As a consequence of his retirement, Mr. Crowley Sr. participates in the Company's qualified defined benefit pension plan and the Supplemental Plan, both as described in "Executive Compensation" above. Under the qualified plan, Mr. Crowley Sr. had more than 70 years of service with the Bank prior to his retirement, and received $105,936 in 2009, in accordance with the plan, reflecting Code limits. In addition, as a consequence of those legal limits, Mr. Crowley Sr. also received approximately $297,284 in 2009, under the supplemental non-qualified plan; these amounts are paid out of a rabbi trust maintained by the Company.

REPORT OF THE AUDIT COMMITTEE

The functions of the Audit Committee of the Bank Mutual Corporation board of directors include meeting with the Company's independent auditors and making recommendations to the board regarding independent auditors; assessing the adequacy of internal controls over financial reporting, accounting methods and procedures; reviewing public disclosures required for compliance with securities laws; and considering and reviewing various other matters relating to the Company's financial accounting and reporting. No member of the Audit Committee is employed by or has any other material relationship with the Company. The members of the Audit Committee are "independent" as defined in Rule 5605(a)(2) of the The Nasdaq Marketplace Rules, applicable to companies listed on The Nasdaq Stock Market. The board of directors has adopted a written charter for the Audit Committee and reviews and reaffirms that charter annually. A copy of the charter is available on the Company's website.

In connection with its function to oversee and monitor the financial reporting process of the Company, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2009 with Bank Mutual Corporation management;
- discussed with Deloitte & Touche LLP, the Company's independent auditors for 2009, those matters that are required to be discussed by the Statement of Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance" and SEC Regulation S-X, Rule 2-07 "Communication with Audit Committees"; and
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and has discussed with Deloitte & Touche LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board that those audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2009.

In addition, the Audit Committee also considered the fees paid to Deloitte & Touche LLP for services provided by Deloitte & Touche during 2009. See "Independent Registered Public Accounting Firm" below. The Committee believes that the provision of the non-audit services is compatible with maintaining Deloitte & Touche's independence.

Members of the Audit Committee in 2009:

Richard A. Brown, Chairman
Thomas H. Buestrin
William J. Mielke
Robert B. Olson

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Deloitte & Touche LLP audited the Company's financial statements for the fiscal years ended December 31, 2009 and 2008. The Audit Committee has decided, subject to shareholder ratification, to appoint Deloitte & Touch LLP, certified public accountants, as the independent auditors to audit the Company's financial statements for the year ending December 31, 2010. For years ending prior to and including December 31, 2007, Ernst & Young LLP served as the Company's independent auditors. See "Change in Independent Registered Public Accounting Firm" below for more information regarding Deloitte & Touche LLP's initial selection.

Although not required by law to submit the appointment to a vote by shareholders, the Audit Committee and the board believe it appropriate, as a matter of policy, to request that the shareholders ratify the appointment of Deloitte & Touche LLP as independent auditors for 2010. If the shareholders should not so ratify, the Audit Committee will reconsider the appointment.

Representatives of Deloitte & Touche LLP are expected to be present at the 2010 annual meeting to respond to appropriate questions and to make a statement if they so desire.

Fees Paid to Independent Registered Public Accounting Firm for 2009 and 2008

The firm of Deloitte & Touche LLP audited the books and records of Bank Mutual Corporation for the years ended December 31, 2009 and 2008.

Fees. Fees (including reimbursements for out-of-pocket expenses) paid to Deloitte & Touche LLP for services relating to fiscal 2009 and 2008 were as follows:

	2009	2008
Audit fees:	$420,622	$304,376
Audit-related fees:	27,200	0
Tax fees:	62,050	3,725
All other fees:	0	0

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit-related fees relate to services provided in connection with responses to comment letters received from the SEC during 2009. Tax services consisted of tax compliance and advice, including tax return assistance and consulting services related to tax accounting method changes. The Audit Committee considered the compatibility of non-audit services by Deloitte & Touche LLP with the maintenance of that firm's independence.

Audit Committee Pre-Approval Policy

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves individual projects and the approved levels of fees for each. Management must have such projects approved by the Committee. Projects of the types approved in general by the Committee for which fees total less than $10,000 in each case may be approved by management with the concurrence of the chairman of the Audit Committee, subject to review and approval by the Committee at its next meeting. There were no services or fees in 2009 or 2008 which were not approved in advance by the Committee or its chairman under this policy.

Change in Independent Registered Public Accounting Firm

The firm of Ernst & Young LLP audited the books and records of Bank Mutual Corporation for the year ended December 31, 2007 and prior years. Although it was not the Company's independent auditor for 2009 or 2008, Ernst & Young LLP provided appropriate transitional and related services in 2009 and 2008 to aid in the change in auditors as well as preparation of the Company's federal and state tax returns for the year ended December 31, 2007.

On August 24, 2007, the Audit Committee notified Ernst & Young LLP that upon completion of the 2007 engagement and the filing of the Company's 2007 Annual Report on Form 10-K, Ernst & Young LLP would be dismissed as the Company's independent registered public accounting firm. That change occurred on March 7, 2008. Ernst & Young LLP's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2005, 2006 and 2007 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2005, 2006 and 2007 and the subsequent period through the date of this proxy statement, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young LLP's satisfaction, would have caused Ernst & Young LLP to make reference thereto in their reports on the financial statements for such years. Also during that period there have been no reportable events described in Item 304(a)(1)(v) of Regulation S-K except that, in connection with the audit of the Company's 2006 financial statements, errors were identified relating to the accounting policies for defined benefit plans under SFAS No. 87 and the incorrect application of these accounting policies to the Company's non-qualified pension plans. This incorrect application of accounting policies resulted in the Company overstating an asset and understating expense. While the error was corrected in accordance with SAB No. 108, whereby shareholders' equity and other assets were adjusted as of January 1, 2006, the Company and Ernst & Young LLP noted this as a material weakness in internal control over financial reporting in the Company's 2006 Annual Report on Form 10-K.

The Audit Committee determined that the time was opportune to engage in a "request for proposal" process for choosing the Company's auditor for 2008. The decision to dismiss Ernst & Young LLP and engage a new accounting firm resulted from that RFP process, in which Ernst & Young LLP participated.

On August 24, 2007, the Audit Committee appointed Deloitte & Touche LLP as the Company's new independent registered public accounting firm beginning for fiscal 2008, subject to shareholder ratification. The appointment became effective on March 7, 2008. During the fiscal years ended December 31, 2005, 2006 and 2007, and through the date of this proxy statement, neither the Company nor anyone acting on its behalf consulted with Deloitte & Touche LLP regarding any of the matters or events described in Items 304(a)(2)(i) and (ii) of Regulation S-K. The Company has authorized Ernst & Young LLP to respond fully to any inquiries by Deloitte & Touche LLP regarding matters related to the issues described above.

Fees. Fees (including reimbursements for out-of-pocket expenses) paid to Ernst & Young LLP, the Company's former independent auditors, for services relating to fiscal 2009 and 2008 were as follows:

	2009	2008
Audit fees:	$7,700	$25,000
Audit-related fees:	0	21,098
Tax fees:	12,145	50,350
All other fees:	0	0

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit-related services consisted of transitional matters related to the change in the Company's independent auditor. Tax services consisted of tax compliance and advice, including tax return assistance and assistance with an IRS exam that has been successfully concluded.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by the Secretary of Bank Mutual Corporation, James P. Carter, no later than November 11, 2010 in order to be considered for inclusion in next year's annual meeting proxy materials pursuant to the SEC's Rule 14a-8 under the Securities Exchange Act.

Under SEC rules relating to the discretionary voting of proxies at shareholder meetings, if a proponent of a matter for shareholder consideration (other than a shareholder proposal under Rule 14a-8 described above) fails to appropriately notify Bank Mutual Corporation of the matter at least 45 days prior to the month and day of mailing the prior year's proxy statement, then management proxies are allowed to use their discretionary voting authority with respect to such a matter if it is raised at the annual meeting, without any discussion of the matter in the proxy statement. Therefore, for inclusion, any such matters must be received by the Company by no later than January 25, 2011 in the case of the 2011 annual meeting of shareholders. If such a notice is not received, the persons voting the proxies may use their discretion on any such matter. The Company is not aware of any such proposals for the 2010 annual meeting.

In addition, as a separate requirement, the Company's bylaws also require that any nomination of a director or submission of a matter for consideration of the meeting must be presented, with specified accompanying information, to Bank Mutual Corporation's corporate secretary at least 70, but not more than 100, days before the scheduled date for the next annual meeting of shareholders. No such submissions under the bylaws have been received by the Company for the 2010 annual meeting. Assuming that the 2011 annual meeting is held as scheduled on May 2, 2011, the period in which materials must be received is between January 22, 2011 and February 21, 2011 for the 2011 annual meeting in order to be considered.

By Order of the Board of Directors



James P. Carter
Vice President and Secretary

Milwaukee, Wisconsin
March 5, 2010

A copy, without exhibits, of Bank Mutual Corporation's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2009 is attached to this proxy statement. The Company will provide an additional copy of the 10-K, without exhibits, without charge to any record or beneficial owner of Company common stock upon the written request of that person directed to: James P. Carter, Vice President and Secretary, Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223. The 10-K provides a list of exhibits, which will be provided for a reasonable fee to reflect duplication and mailing costs; exhibits are also available through the SEC's website at www.sec.gov.

Multiple Shareholders Sharing the Same Address. In some cases, we have multiple shareholders of record at a single address. We are sending a single annual report and proxy statement to that address unless we received instructions to the contrary. Each shareholder of record, however, will continue to receive a separate proxy card. This practice, known as "householding," is designed to reduce our printing and postage costs. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may call our transfer agent, Registrar and Transfer Company, at (800) 368-5948, contact it by e-mail at info@rtco.com, or provide written instructions to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

If you receive multiple copies of the annual report and proxy statement, you also may contact our transfer agent at the telephone number or address above to request householding. If your shares are held in street name through a bank, broker or other holder of record, you may request householding by contacting that bank, broker or other holder of record.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2009**

Commission file number: **000-31207**

BANK MUTUAL CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**39-2004336**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4949 West Brown Deer Road, Milwaukee, Wisconsin	**53223**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(414) 354-1500**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ____ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ____ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)
Yes ____ No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ____ Accelerated filer X Non-accelerated filer ____ Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the act).
Yes ____ No X

As of February 26, 2010, 45,474,835 shares of Common Stock were validly issued and outstanding. The aggregate market value of the Common Stock (based upon the $8.72 last sale price on The NASDAQ Global Select Market on June 30, 2009, the last trading of the Company's second fiscal quarter) held by non-affiliates (excluding outstanding shares reported as beneficially owned by directors and executive officers and unallocated shares of the Employee Stock Ownership Plan; does not constitute an admission as to affiliate status) was approximately $374.4 million.

Documents Incorporated by Reference	**Part of Form 10-K Into Which Portions of Document are Incorporated**
Proxy Statement for Annual Meeting of Shareholders on May 3, 2010	Part III

BANK MUTUAL CORPORATION

FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2009

Table of Contents

Part I

Cautionary Statement

This report contains or incorporates by reference various forward-looking statements concerning the Company's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may contain words such as "anticipate," "believe," "estimate," "expect," "objective," "projection" and similar expressions or use of verbs in the future tense, and are intended to identify forward-looking statements; any discussions of periods after the date for which this report is filed are also forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks, and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company: general economic conditions, including high rates of unemployment and the significant instability in credit, lending, and financial markets; declines in the real estate market, which could affect both collateral values and loan activity; high unemployment and other factors which could affect borrowers' ability to repay their loans; negative developments affecting particular borrowers, which could adversely impact loan repayments and collection; illiquidity of financial markets and other negative developments affecting particular investment and mortgage-related securities, which could adversely impact the fair value of and/or cash flows from such securities; legislative and regulatory initiatives and changes, including action taken, or that may be taken, in response to difficulties in financial markets and/or which could negatively affect the right of creditors; monetary and fiscal policies of the federal government; increased competition and/or disintermediation within the financial services industry; the effects of further regulation and consolidation within the financial services industry; changes in regulators' expectations for financial institutions' capital levels; changes in tax rates, deductions and/or policies; changes in FDIC premiums and other governmental assessments; changes in deposit flows; changes in the cost of funds; fluctuations in general market rates of interest and/or yields or rates on competing loans, investments, and sources of funds; demand for loan or deposit products; demand for other financial services; changes in accounting policies or guidelines; natural disasters, acts of terrorism, or developments in the war on terrorism. Refer to "Item 1A. Risk Factors," below, as well as the factors discussed in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," for additional discussion.

Item 1. Business

The discussion in this section should be read in conjunction with "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 7A. Quantitative and Qualitative Disclosures about Market Risk," and "Item 8. Financial Statements and Supplementary Data."

General

Bank Mutual Corporation (the "Company") is a Wisconsin corporation headquartered in Milwaukee, Wisconsin. The Company owns 100% of the common stock of Bank Mutual (the "Bank") and currently engages in no substantial activities other than its ownership of such stock. Consequently, the Company's net income and cash flows are derived primarily from the Bank's operations and capital distributions. The Company is regulated as a savings and loan holding company by the Office of Thrift Supervision ("OTS"). The Company's common stock trades on The NASDAQ Global Select Market under the symbol BKMU.

The Bank was founded in 1892 and is a federally-chartered savings bank headquartered in Milwaukee, Wisconsin. It is regulated by the OTS and its deposits are insured within limits established by the Federal Deposit Insurance Corporation ("FDIC"). The Bank's primary business is community banking, which includes attracting deposits from and making loans to the general public and private businesses, as well as governmental and non-profit entities. In addition to deposits, the Bank obtains funds through borrowings from the Federal Home Loan Bank ("FHLB") of Chicago. These funding sources are principally used to originate loans, including one- to four-family residential loans, multi-family residential loans, commercial real estate loans, commercial business loans and lines of credit, and consumer loans and lines of credit. From time-to-time the Bank also purchases and/or participates in loans from third-party financial institutions and is an active seller of residential loans in the secondary market. It also invests in mortgage-related and other investment securities.

The Company's principal executive office is located at 4949 Brown Deer Road, Milwaukee, Wisconsin, 53223, and its telephone number at that location is (414) 354-1500. The Company's website is www.bankmutualcorp.com. The Company will make available through that website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after the Company files those reports with, or furnishes them to, the Securities and Exchange Commission ("SEC"). Also available on the Company's website are various documents relating to the corporate governance of the Company, including its Code of Ethics and its Code of Conduct.

Market Area

At December 31, 2009, the Company had 78 banking offices in Wisconsin and one in Minnesota. At June 30, 2009, the Company had a 1.65% market share of all deposits held by FDIC-insured institutions in Wisconsin. The Company is the fifth largest financial institution headquartered in Wisconsin, based on deposit market share.

The largest concentration of the Company's offices is in the Milwaukee Metropolitan Statistical Area ("MSA"), the Racine MSA, and the Kenosha, Wisconsin, and Lake County, Illinois MSA. There are currently 26 offices in these MSAs. The Company has four offices in the Madison MSA, two offices in the Janesville/Beloit MSA, and six other offices in communities in east central Wisconsin.

The Company also operates 21 banking offices in northeastern Wisconsin, including the Green Bay MSA. Two of the offices in this region are near the Michigan border; therefore, the Company also draws customers from northern Michigan. Finally, the Company has 19 offices in northwestern Wisconsin, including the Eau Claire MSA, and one office in Woodbury, Minnesota, which is located near the Wisconsin state border on the eastern edge of the Minneapolis-St. Paul metropolitan area.

Competition

The Company faces significant competition in attracting deposits, making loans, and selling other financial products and services. Wisconsin has many banks, savings banks, savings and loan associations, and tax-exempt credit unions, which offer the same types of banking products and services as the Company. The Company also faces competition from other types of financial service companies, such as mortgage brokerage firms, finance companies, insurance companies, brokerage firms, and mutual funds. As a result of electronic commerce, the Company also competes with financial service providers outside of Wisconsin.

Many of the Company's competitors have greater resources and/or offer services that the Company currently does not provide. For example, the Company does not offer trust services. However, the Company does offer mutual fund investments, tax-deferred annuities, credit life and disability insurance, property and casualty insurance, brokerage services, and investment advisory services through a subsidiary, BancMutual Financial & Insurance Services, Inc.

Lending Activities

General At December 31, 2009, the Company's total loans receivable was $1.5 billion or 42.9% of total assets. The Company's loan portfolio consists primarily of mortgage loans, which includes loans secured by one- to four-family residences, multi-family properties, and commercial real estate properties, as well as construction loans secured by the same types of properties. To a lesser degree, the loan portfolio includes consumer loans consisting principally of home equity lines of credit, fixed and adjustable rate home equity loans, student loans, and automobile loans. Finally, the Company's loan portfolio also contains commercial business loans. The nature, type, and terms of loans originated or purchased by the Company are subject to federal and state laws and regulations. The Company has no significant concentrations of loans to particular borrowers or to borrowers engaged in similar activities. The Company's real estate loans are primarily secured by properties located in its primary market areas, as previously described. For specific information related to the Company's loans receivable for the periods covered by this report, refer to "Financial Condition—Loans Receivable" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Residential Mortgage Lending The Company originates and purchases first mortgage loans secured by one- to four-family properties. At December 31, 2009, the Company's portfolio of these types of loans was $656.0 million or 42.1% of its gross loans receivable. Most of these loans are owner-occupied; however, the Company also originates first mortgage loans secured by second homes, seasonal homes, and investment properties.

The Company originates primarily conventional fixed rate residential mortgage loans and adjustable rate residential mortgage ("ARM") loans with maturity dates up to 30 years. Such loans generally are underwritten to Federal National Mortgage Association ("Fannie Mae") standards. In general, ARM loans are retained by the Company in its loan portfolio. Fixed rate mortgage loans are generally sold in the secondary market without recourse, although the Company typically retains the servicing rights to such loans. From time-to-time, the Company may elect to retain in its loan portfolio conventional fixed rate loans with maturities of up to 15 years, as well as certain loans with maturities up to 30 years. As a result of market competition in recent years, the Company has generally not charged loan origination fees.

The Company also originates "jumbo single family mortgage loans" in excess of the Fannie Mae maximum loan amount, which was $417,000 for single family homes in 2009. Fannie Mae has higher limits for two-, three- and four-family homes. Beginning in 2006, the Company began to retain certain fixed rate jumbo mortgage loans in its portfolio. ARM jumbo mortgage loans are underwritten in accordance with the Company's underwriting guidelines.

The Company also originates loans under programs administered by the State Veteran's Administration ("State VA"), the Wisconsin Housing and Economic Development Authority ("WHEDA"), the U.S. Department of Agriculture ("USDA") Guaranteed Rural Housing Program, and the Federal Housing Administration ("FHA"). Loans originated under State VA, WHEDA, and USDA programs are not held by the Company in its loan portfolio, although the Company retains the servicing rights for such loans. In the case of FHA loans, the Company receives a fee for its origination services, but does not retain the loan or the servicing rights. In 2008 WHEDA suspended its loan programs due to a lack of funding. However, in February 2010 WHEDA announced its intention to reinstate lending under its programs effective March 1, 2010.

From time-to-time the Company also originates fixed rate and adjustable rate mortgage loans under special programs for low- to moderate-income households and first-time home buyers. These programs are offered for Community Reinvestment Act ("CRA") purposes and are retained by the Company in its loan portfolio. Among the features of these programs are lower down payments, no mortgage insurance, and generally less restrictive requirements for qualification compared to the Company's conventional one- to four-family mortgage loans. These loans generally have maturities up to 30 years.

ARM loans pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the underlying payments from the borrowers increase, which increases the potential for payment default. At the same time, the marketability and/or value of the underlying property may be adversely affected by higher interest rates. ARM loans originated by the Company are typically adjusted by a maximum of 200 basis points per adjustment period. The adjustments are usually annual, after the initial interest rate lock period. The Company originates ARM loans with lifetime caps set at 6% above the origination rate. Monthly payments of principal and interest are adjusted when the interest rate adjusts. The Company does not offer ARM loans with negative amortization. The Company currently utilizes the monthly average yield on United States treasury securities, adjusted to a constant maturity of one year ("constant maturity treasury index") as the index to determine the interest rate payable upon the adjustment date of ARM loans. Some of the ARM loans are granted with conversion options that provide terms under which the borrower may convert the mortgage loan to a fixed rate mortgage loan for a limited period early in the term (normally in the first five years) of the ARM loan. The terms at which the ARM loan may be converted to a fixed rate loan are established at the date of loan origination and are set to allow the Company to sell the loan into the secondary market upon conversion. The Company no longer originates ARM loans on an interest-only basis (whereby the borrower pays interest-only during the initial interest rate lock period). The Company's remaining investment in interest-only ARM loans does not constitute a material portion of its overall loan portfolio.

The volume and types of ARM loans the Company originates have been affected by the level of market interest rates, competition, consumer preferences, and the availability of funds. ARM loans are susceptible to early prepayment during periods of lower interest rates as borrowers refinance into fixed rate loans.

Residential mortgage loan originations are solicited from real estate brokers, builders, existing customers, community groups, other referral sources, and residents of the local communities located in the Company's primary market areas through its loan origination staff. The Company also advertises its residential mortgage loan products through local media, direct customer communications, and its website. Most residential mortgage loans are processed under the Fannie Mae alternative documentation programs. For alternative documentation loans, the Company requires applicants to complete a Fannie Mae loan application and requests income, asset and debt information from the borrower. In addition to obtaining outside vendor credit reports on all borrowers, the Company also looks at other information to ascertain the creditworthiness of the borrower. In most instances, the Company utilizes Fannie Mae's Desktop Underwriter automated underwriting process. Loans that are processed under the alternative documentation program conform to secondary market standards and generally may be sold on the secondary market. Loans originated under Fannie Mae' alternative documentation program should not be confused with "Alt-A" loans or "no documentation" loans (i.e., "no doc" loans). No doc loans, as the name implies, do not require verification of employment; instead, the customer's stated income is used in the underwriting decision. The Company does not offer Alt-A or no doc loans, nor does it originate or purchase subprime loans.

The Company requires an appraisal of the real estate that secures a residential mortgage loan, which must be performed by a certified appraiser approved by the board of directors. Prior to 2009, however, the Company used a streamlined process in certain circumstances on existing mortgage loans that were refinanced or modified with the Company. In such instances, the Company relied on the original appraisal. A title insurance policy is required for all real estate first mortgage loans. Evidence of adequate hazard insurance and flood insurance, if applicable, is required prior to closing. Borrowers are required to make monthly payments to fund principal and interest (except for interest-only ARM mortgage loans, which the Company no longer originates) as well as private mortgage insurance and flood insurance, if applicable. With some exceptions for lower loan-to-value ratio loans, borrowers are also generally required to escrow in advance for real estate taxes. If borrowers with loans having a lower loan-to-value ratio want to handle their own taxes and insurance, an escrow waiver fee is charged. With respect to escrowed real estate taxes, the Company generally makes this disbursement directly to the borrower as obligations become due.

The Company's staff underwriters review all pertinent information prior to making a credit decision on an application. All recommendations to deny are reviewed by a designated senior officer of the Company, in addition to staff underwriters, prior to the final disposition of the application. The Company's lending policies generally limit the maximum loan-to-value ratio on single family mortgage loans secured by owner-occupied properties to 95% of the lesser of the appraised value or purchase price of the property. This limit is lower for loans secured by two-, three-, and four-family homes. Loans above 80% loan-to-value ratios are subject to private mortgage insurance to reduce the Company's exposure to less than 80% of value, except for certain low to moderate income loan program loans.

In addition to servicing the loans in its own portfolio, the Company continues to service most of the loans that it sells to Fannie Mae and other third-party investors ("loans serviced for others"). Servicing mortgage loans, whether for its own portfolio or for others, includes such functions as collecting monthly principal and interest payments from borrowers, maintaining escrow accounts for real estate taxes and insurance, and making certain payments on behalf of borrowers. When necessary, servicing of mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate. As of December 31, 2009, loans serviced for others amounted to $1.0 billion. These loans are not reflected in the Company's Consolidated Statements of Financial Condition.

When the Company services loans for others, it is compensated through the retention of a servicing fee from borrowers' monthly payments. The Company pays the third-party investors an agreed-upon yield on the loans, which is generally less than the interest agreed to be paid by the borrowers. The difference, typically 25 basis points or more, is retained by the Company and recognized as servicing fee income over the lives of the loans, net of amortization of capitalized mortgage servicing rights ("MSRs"). The Company also receives fees and interest income from ancillary sources such as delinquency charges and float on escrow and other funds.

Management believes that servicing mortgage loans for third parties provides a natural hedge against other risks inherent in the Company's mortgage banking operations. For example, fluctuations in volumes of mortgage loan originations and resulting gains on sales of such loans caused by changes in market interest rates will be partially offset by opposite changes in the amortization of the MSRs. These fluctuations are usually the result of actual loan prepayment activity and/or changes in management expectations for future prepayment activity, which impacts the amount of MSRs amortized in a given period. However, fluctuations in the recorded value of MSRs may also be caused by valuation adjustments required to be recognized under generally accepted accounting principles ("GAAP"). That is, the value of servicing rights may fluctuate because of changes in the future prepayment assumptions or discount rates used to periodically value the MSRs. Although management believes that most of the Company's loans that prepay are replaced by new loans (thus preserving the future servicing cash flow), GAAP requires impairment losses resulting from a change in future prepayment assumptions to be recorded when the change occurs. However, the offsetting gain on the sale of the new loan, if any, cannot be recorded under GAAP until the customer actually prepays the old loan and the new loan is sold in the secondary market. MSRs are particularly susceptible to impairment losses during periods of declining interest rates during which prepayment activity typically accelerates to levels above that which had been anticipated when the servicing rights were originally recorded. Alternatively, in periods of increasing interest rates, during which prepayment activity typically declines, the Company could potentially recapture through earnings all or a portion of a previously established valuation allowance for impairment.

Consumer Loans At December 31, 2009, the Company's portfolio of consumer loans was $275.5 million or 17.7% of its gross loans receivable. Consumer loans include fixed term home equity loans, home equity lines of credit, home improvement loans, automobile loans, recreational vehicle loans, boat loans, deposit account loans, overdraft protection lines of credit, unsecured consumer loans, and to a lesser extent, unsecured consumer loans through credit card programs that are administered by third parties. In 2008 the Company ceased offering student loans through programs guaranteed by the federal government due to a lack of profitability. Student loans that continue to be held by the Company are administered by a third party.

The Company's primary focus in consumer lending has been the origination of loans secured by real estate, which includes home equity loans, home improvement loans, and home equity lines of credit. Underwriting procedures for the home equity and home equity lines of credit loans include a comprehensive review of the loan application, an acceptable credit score, verification of the value of the equity in the home, and verification of the borrower's income. Home equity and home improvement loan originations are developed through the cross-sales to existing customers, advertisements in local media, the Bank's website, and from time-to-time, direct mail.

The Company originates fixed rate home equity and home improvement term loans with combined loan-to-value ratios up to 89.9%. Pricing on fixed rate home equity and home improvement term loans is periodically reviewed by management. Generally, loan terms are in the three to fifteen year range in order to minimize interest rate risk. Prior to October 2009 the Company also originated variable rate home equity and home improvement term loans that had an initial fixed rate for one to three years then adjust annually or monthly depending upon the offering, with terms of up to 20 years. The Company discontinued offering variable rate home equity and home improvement term loans due to increased administrative burdens caused by changes in certain regulatory requirements.

The Company continues to originate home equity lines of credit. Home equity lines of credit are variable rate loans secured by a first or second mortgage on owner-occupied one- to four-family residences and second homes. Current interest rates on home equity lines of credit are tied to the prime rate, adjust monthly after an initial interest rate lock period, and range from prime rate minus 26 basis points to prime rate plus 175 basis points, depending on the loan-to-value ratio. These loans generally have a floor of 4.99%, although loans with a combined loan-to-value ratio greater than 80% have a floor of 6.99%. Home equity line of credit loans are made for terms up to 10 years and require minimum monthly payments.

Prior to May 2006, the Company made indirect automobile, boat, and recreational vehicle loans through Savings Financial Corporation ("SFC"), a 50% owned subsidiary. Applications for these loans were taken by selected automobile dealerships on application forms approved by the Company. The Company discontinued such indirect loan originations as a result of the reduced profitability of these loans. The Company's remaining investment in these types of loans does not constitute a material portion of its overall loan portfolio.

Consumer loans generally have shorter terms and higher rates of interest than conventional mortgage loans, but typically involve more credit risk because of the nature of the collateral and, in some instances, the absence of collateral. In general, consumer loans are more dependent upon the borrower's continuing financial stability, more likely to be affected by adverse personal circumstances, and often secured by rapidly depreciating personal property such as automobiles. In addition, various laws, including bankruptcy and insolvency laws, may limit the amount that may be recovered from a borrower. However, such risks are mitigated to some extent in the case of home equity loans and lines of credit. These types of loans are secured by a first or second mortgage on the borrower's residence for which the total principal balance outstanding (including the first mortgage) does not generally exceed 89.9% of the property's value at the time of the loan.

The Company believes that the higher yields earned on consumer loans compensate for the increased risk associated with such loans and that consumer loans are important to the Company's efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio.

In conjunction with its consumer lending activities, the Company offers customers credit life and disability insurance products underwritten and administered by an independent insurance provider. The Company receives commission revenue related to the sales of these products, although such amounts are not a material source of revenue for the Company.

Multi-family and Commercial Real Estate Loans At December 31, 2009, the Company's portfolio of multi-family and commercial real estate loans was $476.1 million or 30.6% of its gross loans receivable. The Company's multi-family and commercial real estate loan portfolios consist of fixed rate and adjustable rate loans originated at prevailing market rates usually tied to various treasury indices. This portfolio generally consists of loans secured by apartment buildings, office buildings, warehouses, industrial buildings, and retail centers. These loans typically do not exceed 80% of the lesser of the purchase price or an appraisal by an appraiser designated by us. Loans originated with balloon maturities are generally amortized on a 25 to 30 year basis with a typical balloon term of 3 to 5 years.

Loans secured by multi-family and commercial real estate are granted based on the income producing potential of the property and the financial strength of the borrower. In most cases, the Company also obtains personal guarantees from the principals involved. The Company's approval process includes a review of the other debt obligations and overall sources of flow available to the borrower and guarantors. The property's net operating income must be sufficient to cover the payments relating to the outstanding debt. The Company generally requires an assignment of rents or leases to be assured that the cash flow from the property will be used to repay the debt. Appraisals on properties securing multi-family and larger commercial real estate loans are performed by independent state certified fee appraisers approved by the board of directors. Title and hazard insurance are required as well as flood insurance, if applicable. Environmental assessments are performed on certain multi-family and commercial real estate loans in excess of $1.0 million, as well as all loans secured by certain properties that the Company considers to be "environmentally sensitive." In addition, an annual review is performed on non-owner-occupied multi-family and commercial real estate loans over $1.0 million.

Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. In recent periods the Company has noted that borrowers' problems in areas unrelated to the properties that secure the Company's loans may have an adverse impact on such borrowers' ability to comply with the terms of the Company's loans.

The Bank's largest individual multi-family and commercial real estate loans, as well as its largest individual construction and development and commercial business loans (described below), are substantially below the Bank's legal lending limit to a single borrower, which was approximately $53.5 million at December 31, 2009. However, the Bank has an internal lending limit that is adjusted from time-to-time and which is substantially lower than its legal lending limit.

Construction and Development Loans At December 31, 2009, the Company's portfolio of construction and development loans was $95.9 million or 6.2% of its gross loans receivable. These loans typically have terms of 18 to 24 months, are interest-only, and carry variable interest rates tied to the prime rate. Disbursements on these loans are based on draw requests supported by appropriate lien waivers. As a general matter, construction loans convert to permanent loans and remain in the Company's loan portfolio upon the completion of the project. Development loans are typically repaid as the underlying lots or housing units are sold. Construction and development loans are generally considered to involve a higher degree of risk than mortgage loans on completed properties. The Company's risk of loss on a construction and development loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, and the borrower's ability to advance additional construction funds if necessary. In addition, in the event a borrower defaults on the loan during its construction phase, the construction project often needs to be completed before the full value of the collateral can be realized by the Company. Due to the economic environment, the Company suspended development lending in 2009, although it continues to engage in construction lending when the circumstances warrant. The Company is uncertain at this time when it will reinstate development lending.

Commercial Business Loans At December 31, 2009, the Company's portfolio of commercial business loans was $52.2 million or 3.4% of its gross loans receivable. This portfolio consists of loans to businesses for equipment purchases, working capital term loans and lines of credit, debt refinancing, Small Business Administration ("SBA") loans, and domestic standby letters of credit. Typically, these loans are secured by general business security agreements, owner-occupied real estate, and personal guarantees. The Company offers variable, adjustable, and fixed rate commercial business loans. The Company also has commercial business loans that have an initial period where interest rates are fixed, generally one to five years, and thereafter are adjustable based on various indices. Fixed rate loans are priced at either a margin over the yield on U.S. Treasury issues with maturities that correspond to the maturities of the notes or to match competitive conditions and yield requirements. Term loans are generally amortized over a three to seven year period and line-of-credit commercial business loans generally have a term of one year and, in the case of small lines of credit, up to five years. All borrowers having an exposure to the Company of $500,000 or more are reviewed annually, unless it is an investment real estate loan at which point the annual review occurs for loans over $1.0 million.

Loan Approval Authority For one- to four-family residential loans intended for sale into the secondary market, the Company's staff underwriters are authorized by the board of directors to approve loans processed through the Fannie Mae Desktop Underwriter automated underwriting system up to the Fannie Mae conforming loan limits ($417,000 for single family residential units; higher limits for two-, three-, and four-family units). For residential loans intended to be held in the Company's loan portfolio, staff underwriters are authorized to approve loans processed through the Fannie Mae's automated underwriting system of $500,000 or less, provided the loan-to-value ratio is 80% or less (and up to 90% with mortgage insurance) and the loan meets other specific underwriting criteria. All other residential loan relationships must be approved by a senior officer of the Company.

From time-to-time the Company has delegated limited lending authority to third-party originators under the Company's correspondent loan program whose loans are purchased by the Company. That approval is made in conjunction with the loan receiving an approval notification from the Fannie Mae or the Federal Home Loan Mortgage Corporation ("Freddie Mac") automated underwriting systems, as well as an approval notification from the correspondent's underwriter. This lending authority is delegated only after the Company has reviewed the quality standards of a specified number of loan files submitted to the Company by the correspondent. For those correspondents that are granted delegated limited lending authority, the Company continues to select for quality review a sample of 20% of the loans submitted by the correspondent for purchase by the Company.

Consumer loan underwriters have individual approval authority for secured loans ranging from $25,000 to $150,000 provided that the loan-to-value ratio on real estate does not exceed 80%, or 90% on personal property, and that the loan meets other specific underwriting criteria. All other consumer loans must be approved by a senior officer. Consumer loan underwriters have individual approval authority for unsecured loans ranging from $10,000 to $25,000 provided the loan meets other specific underwriting criteria. All unsecured consumer loans in excess of $25,000, or not meeting specific underwriting criteria, must be approved by a senior officer.

Certain individual lenders and senior officers in the multi-family and commercial real estate department have lending authority of $500,000 or less for both existing and proposed construction of multi-family and commercial real estate properties. Two senior officers together have lending authority of $750,000 or less and three senior officers together have lending authority of $1,000,000 or less for multi-family and commercial real estate loans. All multi-family and commercial real estate loans over $1,000,000 require approval of the executive loan committee of the board of directors.

Individual lenders in the commercial banking department have individual lending authority ranging from $50,000 to $250,000 for secured commercial business loans and $10,000 to $25,000 for unsecured loans. Senior officers have individual lending authority of $250,000 or less for secured loans and $50,000 or less for unsecured loans. Two senior officers together have lending authority of $500,000 or less for secured commercial business loans and $150,000 or less for unsecured loans. Three senior officers together have lending authority of $1,000,000 or less for secured commercial business loans and $250,000 or less for unsecured loans. All secured business loans over $1,000,000, or unsecured loans over $250,000, require approval of the executive loan committee of the board of directors.

All loans approved by individuals and senior officers must be ratified by the executive loan committee of the board of directors at its next meeting following the approval.

Asset Quality

General The Company has policies and procedures in place to manage its exposure to credit risk related to its lending operations. As a matter of policy, the Company limits its lending to geographic areas in which it has substantial familiarity and/or a physical presence. Currently, this is limited to certain specific market areas in Wisconsin and contiguous states. In addition, from time-to-time the Company will prohibit or restrict lending in situations in which the underlying business operations and/or collateral exceed management's tolerance for risk. For example, in 2008 the Company stopped making loans secured by hotels, motels, resort properties, restaurants, or bars.

The Company obtains appraisals or similar estimates of value prior to the origination of mortgage loans or other secured loans. It also manages its exposure to risk by regularly monitoring loan payment status, conducting periodic site visits and inspections, obtaining regular financial updates from large borrowers and/or guarantors, corresponding regularly with large borrowers and/or guarantors, and/or updating appraisals as appropriate, among other things. These procedures are emphasized when a borrower has failed to make scheduled loan payments, has otherwise defaulted on the terms of the loan agreement, or when management has become aware of a significant adverse change in the financial condition of the borrower, guarantor, or underlying collateral. These strategies, as well as a continued emphasis on quality loan underwriting, maintenance of sound credit standards for new loan originations, and annual evaluation of large credits have generally resulted in delinquency and non-performing asset ratios below the national average, although there can be no assurances that this will continue. For specific information relating to the Company's asset quality for the periods covered by this report, refer to "Financial Condition—Asset Quality" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Delinquent Loans When a borrower fails to make required payments on a loan, the Company takes a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status. In the case of one- to four-family mortgage loans, the Company's loan servicing department is responsible for collection procedures from the 15th day of delinquency through the completion of foreclosure. Specific procedures include a late charge notice being sent at the time a payment is over 15 days past due with a second notice (in the form of a billing coupon) being sent before the payment becomes 30 days past due. Once the account is 30 days past due, the Company attempts telephone contact with the borrower. Letters are sent if contact has not been established by the 45th day of delinquency. On the 60th day of delinquency, attempts at telephone contact continue and stronger letters, including foreclosure notices, are sent. If telephone contact cannot be made, the Company sends either a qualified third party inspector or a loan officer to the property in an effort to contact the borrower. When contact is made with the borrower, the Company attempts to obtain full payment or work out a repayment schedule to avoid foreclosure of the collateral. Many borrowers pay before the agreed upon payment deadline and it is not necessary to start a foreclosure action. The collection procedures and guidelines as outlined by Fannie Mae, Freddie Mac, State VA, WHEDA, and Guaranteed Rural Housing are followed by the Company.

The collection procedures for consumer loans, excluding student loans, indirect consumer loans, and credit card loans, include sending periodic late notices to a borrower once a loan is 5 to 15 days past due depending upon the grace period associated with a loan. The Company attempts to make direct contact with a borrower once a loan becomes 30 days past due. If collection activity is unsuccessful, the Company may pursue legal remedies itself, refer the matter to legal counsel for further collection effort, seek foreclosure or repossession of the collateral (if any), or charge-off the loan. All student loans are serviced by a third party, which guarantees its servicing to comply with all U.S. Department of Education guidelines. The Company's student loan portfolio is guaranteed under programs sponsored by the U.S. government. Credit card loans are serviced by a third party administrator and indirect consumer loans are serviced by SFC, a 50% owned subsidiary of the Bank.

The collection procedures for multi-family, commercial real estate, and commercial business loans include sending periodic late notices to a borrower once a loan is past due. The Company attempts to make direct contact with a borrower once a loan becomes 15 days past due. The Company's managers of the multi-family and commercial real estate loan areas review loans 10 days or more delinquent on a regular basis. If collection activity is unsuccessful, the Company may refer the matter to legal counsel for further collection effort. After 90 days, loans that are delinquent are typically proposed for repossession or foreclosure. Legal action requires the approval of the executive loan committee of the board of directors.

In working with delinquent borrowers, if the Company cannot develop a repayment plan that substantially complies with the original terms of the loan agreement, the Company's practice has been to pursue foreclosure or repossession of the underlying collateral. As a matter of practice, the Company does not restructure or modify troubled loans in a manner that results in a loss under accounting rules.

The Company's policies require that management continuously monitor the status of the loan portfolio and report to the board of directors on a monthly basis. These reports include information on classified loans, delinquent loans, restructured or modified loans, allowance for loan losses, and foreclosed real estate.

Non-Accrual Policy With the exception of student loans that are guaranteed by the U.S. government, the Company generally stops accruing interest income on loans when interest or principal payments are 90 days or more in arrears or earlier when the timely collectibility of such interest or principal is doubtful. The Company designates loans on which it stops accruing income as non-accrual loans and generally, it establishes a reserve for outstanding interest that was previously credited to income. All loans that are greater than 90 days past due are considered to be impaired. The Company returns a non-accrual loan to accrual status when factors indicating doubtful collection no longer exist.

Foreclosed Properties and Repossessed Assets In the case of loans secured by real estate, foreclosure action generally starts when the loan is between the 90th and 120th day of delinquency following review by a senior officer and the executive loan committee of the board of directors. If, based on this review, the Company determines that repayment of a loan is solely dependent on the liquidation of the collateral, the Company will typically seek the shortest redemption period possible, thus waiving its right to collect any deficiency from the borrower and/or guarantor. Depending on whether the Company has waived this right and a variety of other factors outside the Company's control (including the legal actions of borrowers to protect their interests), an extended period of time could transpire between the commencement of a foreclosure action by the Company and its ultimate receipt of title to the property.

When the Company ultimately obtains title to the property through foreclosure or deed in lieu of foreclosure, it transfers the property to "foreclosed properties and repossessed assets," which is a component of other assets on the Company's Consolidated Statements of Financial Condition. In cases in which a borrower has surrendered control of the property to the Company or has otherwise abandoned the property, the Company may transfer the property to foreclosed properties as an "in substance foreclosure" prior to actual receipt of title.

Marketing of foreclosed real estate begins immediately following the Company taking title to the property. The marketing is usually undertaken by a realtor knowledgeable with the particular market. Mortgage insurance claims are filed if the loan had mortgage insurance coverage. The property is marketed after an appraisal is obtained and any mortgage insurance claims are filed.

Foreclosed real estate properties are initially recorded at the lower of the recorded investment in the loan or fair value. Thereafter, the Company carries foreclosed real estate at fair value less estimated selling costs (typically 5 to 10%). Foreclosed real estate is inspected periodically. Additional outside appraisals are obtained as deemed necessary. Additional write-downs may occur if the property value deteriorates further after it is acquired. These additional write-downs are charged to the Company's results of operations as they occur.

In the case of loans secured by assets other than real estate, action to repossess the underlying collateral generally starts when the loan is between the 90th and 120th day of delinquency following review by management. The accounting for repossessed assets is similar to that described for real estate, above.

Loan Charge-Offs The Company typically records loan charge-offs at foreclosure, repossession, or liquidation and/or when the loan is otherwise deemed uncollectible. The amount of the charge-off will depend on the fair market value of the underlying collateral, if any, and may be zero if the fair market value exceeds the loan amount. All charge-offs are recorded as a reduction to allowance for loan losses. All charge-off activity is reviewed by the board of directors.

Allowance for Loan Losses The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and pools of homogenous loans, actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, peer comparisons, and other pertinent factors, including regulatory guidance and general economic conditions. For additional information relating to the Company's allowance for loan losses for the periods covered by this report, refer to "Results of Operations—Provision for Loan Losses" and "Financial Condition—Asset Quality" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Determination of the allowance is inherently subjective as it requires significant management judgment and estimates, including the amounts and timing of expected future cash flows on impaired loans, the fair value of underlying collateral (if any), estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Also, increases in the Company's multi-family, commercial real estate, construction and development, and commercial business loan portfolios, could result in a higher allowance for loan losses as these loans typically carry a higher risk of loss. Finally, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. One or more of these agencies, specifically the OTS, may require the Company to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting the Company's results of operations. As a result of applying management judgment, it is possible that there may be periods when the amount of the allowance and/or its percentage to total loans or non-performing loans may decrease even though non-performing loans may increase.

Periodic adjustments to the allowance for loan loss are recorded through provision for loan losses in the Company's Consolidated Statements of Income. Actual losses on loans are charged off against the allowance when the loan is deemed uncollectible. In the case of loans secured by real estate, this typically occurs when the Company receives title to the property as a result of a formal foreclosure proceeding, receipt of a deed in lieu of foreclosure, or when, in the judgment of management, an "in-substance foreclosure" has occurred. For loans that are not secured by real estate, charge-off typically occurs when the collateral is repossessed. Unsecured loans are charged off when the loan is determined to be uncollectible. Recoveries of loan amounts previously charged off are credited to the allowance as received. Management reviews the adequacy of the allowance for loan losses on a monthly basis. The board of directors review management's judgments related to the allowance for loan loss on at least a quarterly basis.

The Company maintains general allowances for loan loss against certain homogenous pools of loans. These pools generally consist of smaller one- to four-family, multi-family, commercial real estate, consumer, and commercial business loans that do not warrant individual review due to their size (the review of large individual loans is discussed in the next paragraph). Certain of these pools, such as the one- to four-family and consumer loan pools, are further segmented according to the nature of the collateral that secures the loans. For example, the one- to four-family pool is segmented by original loan-to-value ratios. The consumer loan pool is segmented by collateral type, such as loans secured by real estate, loans secured by automobiles, and loans secured by other collateral. The various loan pools are further segmented by non-performing status and/or management's internal risk rating of the loans. Management has developed factors for each pool or segment based on the historical loss experience of each pool or segment, recent delinquency performance, internal risk ratings, and consideration of current economic trends, in order to determine what it believes is an appropriate level for the general allowance. Given the significant amount of management judgment involved in this process there could be significant variation in the Company's allowance for loan losses and provision for loan losses from period to period.

The Company maintains specific allowances for loan loss against certain large individual loans (generally loans greater than $500,000). The allowance for loan loss established against these loans is based on one of two methods: (1) the present value of the future cash flows expected to be received from the borrower, discounted at the loan's effective interest rate, or (2) the fair value of the loan collateral, if the loan is considered to be collateral dependent. In the Company's experience, loss allowances using the first method have been rare. In working with problem borrowers, if the Company cannot develop a repayment plan that substantially complies with the original terms of the loan agreement, the Company's practice has been to pursue foreclosure or repossession of the underlying collateral. As a matter of practice, the Company does not restructure troubled loans in a manner that results in a loss under the first method. As a result, most loss allowances are established using the second method because the related loans have been deemed collateral dependent by management.

Management considers loans to be collateral dependent when, in its judgment, there is no source of repayment for the loan other than the ultimate sale or disposition of the underlying collateral. Factors management considers in making this determination typically include, but are not limited to, the length of time a borrower has been delinquent with respect to loan payments, the nature and extent of the financial or operating difficulties experienced by the borrower, the performance of the underlying collateral, the availability of other sources of cash flow or net worth of the borrower and/or guarantor, and the borrower's immediate prospects to return the loan to performing status. In some instances, because of the facts and circumstances surrounding a particular loan relationship, there could be an extended period of time between management's identification of a problem loan and a determination that it is probable that such loan is or will become collateral dependent. Based on recent experience, however, management has noted the length of time shorten between when a loan is classified as non-performing and when it is consider to be collateral dependent. In management's view, this development is attributable to the deterioration in commercial real estate markets during 2009. Management believes this is a trend that will continue as long as economic conditions and/or commercial real estate values remain depressed.

When a loan becomes collateral dependent, management measures impairment based on the estimated fair value of the underlying collateral. Such estimates are based on management's judgment or, when considered appropriate, on an updated appraisal or similar evaluation. Updated appraisals have typically been obtained on or about the time of foreclosure or repossession of the underlying collateral. Prior to receipt of the updated appraisal, management has typically relied on the original appraisal and knowledge of the condition of the collateral, as well as the current market for the collateral, to estimate the Company's exposure to loss on a collateral dependent loan. In the judgment of management, this practice was acceptable in periods of relative stability in real estate markets. However, as a result of deterioration in commercial real estate markets during 2009, as well as the Company's recent experience, management believes that as long as economic conditions and/or real estate markets remain depressed updated appraisals will continue to be obtained on collateral dependent loans earlier in the evaluation process than may have been typical during periods of more stable real estate markets.

For collateral dependent loans, the Company records allowance for loan losses and related provisions on each loan for which it is determined that the fair value of the collateral is less than the carrying value of the loan balance. This is true regardless of whether the estimate of fair value is based on an updated appraisal or on an internal management assessment.

Investment Activities

General At December 31, 2009, the Company's portfolio of securities available-for-sale was $1.5 billion or 42.2% of its total assets. The Company's board of directors reviews and approves the Company's investment policy on an annual basis. Senior officers, as authorized by the board of directors, implement this policy. The board of directors reviews investment activity on a monthly basis.

The Company's investment objectives are to meet liquidity requirements and to generate a favorable return on investments without compromising objectives relating to overall risk exposure, including interest rate risk, credit risk, and investment portfolio concentrations. Federally-chartered savings banks have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, state and municipal obligations, mortgage-related securities, mortgage derivative securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements, loans of federal funds, commercial paper, mutual funds, and, subject to certain limits, corporate debt and equity securities. From time-to-time the Company pledges eligible securities as collateral for certain deposit liabilities, FHLB advances, and other purposes permitted or required by law.

The Company's investment policy allows the use of hedging instruments such as financial futures, options, forward commitments, and interest rate swaps, but only with prior approval of the board of directors. Other than forward commitments related to its sale of residential loans in the secondary market, the Company did not have any investment hedging transactions in place at December 31, 2009. The Company's investment policy prohibits the purchase of non-investment grade bonds,although the Company may continue to hold investments that are reduced to less than investment grade after their purchase. The Company's investment policy also prohibits any practice that the Federal Financial Institutions Examination Council ("FFIEC") considers to be an unsuitable investment practice. The Company does not invest in mortgage-related securities secured by subprime loans. The Company classifies securities as trading, held-to-maturity, or available-for-sale at the date of purchase. At December 31, 2009, all of the Company's investment and mortgage-related securities were classified as available-for-sale. These securities are carried at fair value with the change in fair value recorded as a component of shareholders' equity.

Investment Securities At December 31, 2009, the Company's portfolio of investment securities was $614.1 million or 41.5% of its total portfolio of available-for-sale securities. The Company's investment securities consist principally of U.S. government and federal agency obligations and mutual funds. All of the Company's mutual fund investments are permissible investments under its investment policy and applicable laws and regulations. For additional discussion related to certain of the Company's mutual funds, refer to "Results of Operations—Non-Interest Income" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Mortgage-Related Securities At December 31, 2009, the Company's portfolio of mortgage-related securities was $866.8 million or 58.5% of its total portfolio of available-for-sale securities. Mortgage-related securities consist principally of mortgage-backed securities ("MBSs"), real estate mortgage investment conduits ("REMICs"), and collateralized mortgage obligations ("CMOs"). Most of the Company's mortgage-related securities are directly or indirectly insured or guaranteed by Freddie Mac, Fannie Mae, or the Government National Mortgage Association ("Ginnie Mae"). The remaining securities are investment-grade, private-label CMOs. Private-label CMOs generally carry higher credit risks and higher yields than mortgage-related securities insured or guaranteed by agencies of the U.S. Government. For additional discussion related to certain of the Company's private-label CMOs, refer to

"Financial Condition—Securities Available-for-Sale" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Mortgage-related securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. However, mortgage-related securities are more liquid than individual mortgage loans.

In general, mortgage-related securities issued or guaranteed by Freddie Mac, Fannie Mae, and Ginnie Mae are weighted at no more than 20% for risk-based capital purposes, compared to the 50% risk weighting assigned to most non-securitized residential mortgage loans. While these securities carry a reduced credit risk as compared to private-label CMOs, they remain subject to the risk of a fluctuating interest rate environment and instability in related markets. Along with other factors, such as the geographic distribution of the underlying mortgage loans, changes in interest rates may alter the prepayment rate of those mortgage loans and affect the value of mortgage-related securities.

Deposit Liabilities

At December 31, 2009, the Company's deposit liabilities were $2.1 billion or 60.9% of its total liabilities and equity. The Company offers a variety of deposit accounts having a range of interest rates and terms for both retail and business customers. The Company currently offers regular savings accounts (consisting of passbook and statement savings accounts), interest-bearing demand accounts, non-interest-bearing demand accounts, money market accounts, and certificates of deposit. The Company also offers IRA time deposit accounts and health savings accounts. When the Company determines its deposit rates, it considers rates offered by local competitors, rates on U.S. Treasury securities, rates on other sources of funds such as FHLB advances, and its deposit pricing model, which identifies the profitability of deposits at various price levels. For additional information, refer to "Financial Condition—Deposit Liabilities" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, pricing of deposits and competition. The Company's deposits are primarily obtained from the market areas surrounding its bank offices. The Company relies primarily on competitive rates, quality service, and long-standing relationships with customers to attract and retain these deposits. From time to time the Company has used third-party brokers and a nationally-recognized reciprocal deposit gathering network to obtain wholesale deposits. As of December 31, 2009, the Company did not have any brokered deposits outstanding and had less than $500,000 in wholesale deposits outstanding.

Borrowings

At December 31, 2009, the Company's borrowed funds were $907.0 million or 25.8% of its total liabilities and equity. The Company borrows funds to finance its lending, investing, operating, and stock repurchase activities. Substantially all of its borrowings take the form of advances from the FHLB of Chicago and are on terms and conditions generally available to member institutions. The Company's FHLB borrowings typically carry fixed rates of interest, have stated maturities, and are generally subject to significant prepayment penalties if repaid prior to their stated maturity. In addition, substantially all of the Company's advances have redemption features that permit the FHLB of Chicago to redeem the advances at its option on a quarterly basis. The Company has pledged all of its one- to four-family mortgage loans and certain multi-family mortgage loans and available-for-sale securities as blanket collateral for these advances and future advances. For additional information, refer to "Financial Condition—Borrowings" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Shareholders' Equity

At December 31, 2009, the Company's shareholders' equity was $402.5 million or 11.5% of its total liabilities and equity. Although the Company is not required to maintain minimum capital at the consolidated level, the Bank is required to maintain specified amounts of capital pursuant to regulations promulgated by the OTS and the FDIC. The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory category (i.e., as a "well capitalized" institution). At December 31, 2009, the Bank exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well capitalized" institution. For additional discussion relating to regulatory capital standards refer to "Regulation and Supervision of the Bank—Regulatory Capital Requirements" and "—Prompt Corrective Action," below. For additional information related to the Company's equity and the Bank's regulatory capital for the periods covered by this report, refer to "Financial

Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as "Note 8. Shareholders' Equity" in "Item 8. Financial Statements and Supplementary Data."

The Company has paid quarterly cash dividends since its initial stock offering, which was in November 2000. However, there can be no assurance that the Company will be able to continue the payment of dividends in the future or that the level of dividends will not be reduced. The payment of dividends in the future is discretionary with the Company's board of directors and will depend on the Company's operating results and financial condition, regulatory limitations, tax considerations, and other factors. Furthermore, the Company's ability to pay dividends is highly dependent on the Bank's ability to pay dividends to the Company. Banking regulators and lawmakers have become increasingly concerned with the levels of capital adequacy of financial institutions. Even though the Bank exceeds all current regulatory standards and believes that it is well capitalized, the regulators' interpretation and enforcement of existing and new requirements may affect the level of capital required to be maintained by the Bank and/or the percentage of income that may be used for dividends to the Company. This may affect the Company's ability to pay dividends to its shareholders. For additional information, refer to "Regulation and Supervision of the Bank—Dividend and Other Capital Distribution Limitations," below.

From time to time, the Company repurchases shares of its common stock, and these repurchases have had the effect of reducing the Company's capital; further repurchases will continue to have the same effect. The Company regularly reviews its capital position, market conditions, and the cost of funds to determine whether share repurchases are appropriate. However, as with the payment of dividends above, the repurchase of common stock is discretionary with the Company's board of directors and will depend on a variety of factors, including market conditions for the Company's stock, the financial condition of the Company and the Bank, and actions by banking regulators the affect the ability of the Bank to pay dividends to the parent company. The Company's ability to repurchase its common stock may be affected by these actions. For additional information, refer to "Regulation and Supervision of the Bank—Dividend and Other Capital Distribution Limitations," below.

Subsidiaries

BancMutual Financial & Insurance Services, Inc. ("BMFIS"), a wholly-owned subsidiary of the Bank, provides investment, brokerage, and insurance services to the Bank's customers and the general public. Investment services include tax-deferred and tax-free investments, mutual funds, and government securities. Personal insurance, business insurance, life and disability insurance, mortgage protection products, and investment advisory services are also offered by BMFIS. Certain of BMFIS's brokerage and investment advisory services are provided through an operating agreement with a third-party, registered broker-dealer.

Mutual Investment Corporation ("MIC"), a wholly-owned subsidiary of the Bank, owns and manages a portion of the Bank's investment portfolio. First Northern Investment Inc. ("FNII"), a wholly-owned subsidiary of the Bank, also owns and manages a portion of the Bank's investments, as well as certain indirect automobile, recreational vehicle, and boat loans from SFC, a 50% owned subsidiary of the Bank. FNII also owns a small number of one- to four-family mortgage loans.

Savings Financial Corporation ("SFC") is 50% owned by the Bank and 50% owned by another financial institution. SFC was formed to originate, sell, and service indirect automobile, recreational vehicle, and boat loans. In 2006 the Bank discontinued the purchase of loans from SFC as a result of reduced profitability of these loans. The Bank intends to maintain its ownership in SFC until all of the indirect loans are paid off.

MC Development LTD ("MC Development"), a wholly-owned subsidiary of the Bank, is involved in land development and sales. It owns five parcels of undeveloped land totaling 15 acres in Brown Deer, Wisconsin. In addition, in 2004, MC Development established Arrowood Development with an independent third party to develop 318 acres in Oconomowoc, Wisconsin. In the initial transaction, the third party purchased approximately one-half interest in that land, all of which previously had been owned by MC Development. There are currently no efforts underway to further develop either of these two properties.

In addition, the Bank has four wholly-owned subsidiaries that are inactive, but are reserved for possible future use in related or other areas.

Employees

At December 31, 2009, the Company employed 717 full time and 98 part time associates. Management considers its relations with its associates to be good.

Regulation and Supervision

General

The Company is a Wisconsin corporation registered with the OTS as a unitary savings and loan holding company. The Company files reports with the OTS and is subject to regulation and examination by the OTS. As a Wisconsin corporation, the Company is subject to the provisions of the Wisconsin Business Corporation Law, and as a public company, it is subject to regulation by the SEC. The Bank is a federally-chartered savings bank and is also subject to OTS requirements as well as those of the FDIC. Any change in these laws and regulations, whether by the OTS, the FDIC, or through legislation, could have a material adverse impact on the Company, the Bank, and the Company's shareholders.

Certain current laws and regulations applicable to the Company and the Bank, as well as certain legislative and regulatory proposals, are summarized below. These summaries do not purport to be complete and are qualified in their entirety by reference to such laws and regulations.

Recent Financial Stability Legislation and Other Proposals

In response to instability in the U.S. financial system, lawmakers and federal banking agencies have taken various actions as part of a comprehensive strategy to stabilize the financial system and housing markets, and to strengthen U.S. financial institutions.

In 2008 the U.S. Department of the Treasury ("Treasury") established the Troubled Assets Relief Program ("TARP") in an effort to restore confidence in the nation's financial markets. As part of TARP, the Treasury created a voluntary Capital Purchase Program ("CPP"), under which it would purchase senior preferred equity shares of certain qualified financial institutions. In addition, in February 2009, the federal government announced a financial stability plan that, among other things, established a Capital Assistance Program ("CAP") under which financial institutions could undergo comprehensive "stress tests" to evaluate their capital needs and their ability to absorb losses and continue lending; companies not passing such tests would receive access to Treasury funds to restore or maintain their capital bases, in exchange for preferred securities convertible to common equity. Due to the Company's level of capitalization and overall financial and operating condition, the Company did not participate in the CPP or the CAP.

In recent months, new statutes, regulations and guidance have been proposed, many of which contain wide-ranging potential changes to the statutes and regulations governing financial institutions. Although it is impossible to predict which of these proposals, if any, may be adopted, there are currently several pending proposals that may affect the Company and the Bank, including the Consumer Financial Protection Agency Act of 2009, the Financial Stability Improvement Act of 2009, the Restoring American Financial Stability Act of 2009, the Wall Street Reform and Consumer Protection Act of 2009 and the Overdraft Protection Act of 2009.

Although the proposals are different in some important ways, they all would place additional regulatory burdens on financial institutions and/or alter the current regulatory structure. The proposals, collectively, include provisions that would, among other things, consolidate the OTS and other regulators into a National Bank Supervisor, create a Consumer Financial Protection Agency, create a systemic risk regulator, and/or subject financial institutions to both federal and state level regulation. In addition, the proposals could lead to heightened restrictions being placed upon institutions and activities that increase systemic risk. Such restrictions would likely relate to liquidity, capital, and leverage requirements. Finally, additional notification requirements and restrictions would likely be placed on the manner in which financial institutions operate their overdraft coverage programs. These proposed acts, or any other legislation ultimately enacted, could materially affect the Company, the Bank, and their operations and profitability by imposing additional regulatory burdens and costs and affecting the conduct of their business.

Regulation and Supervision of the Bank

General As a federally-chartered, FDIC-insured savings bank, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. This federal regulation and supervision establishes a comprehensive framework of activities in which a federal savings bank may engage and is intended primarily for the protection of the FDIC and depositors rather than the shareholders of the Company. This regulatory structure gives authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan loss reserves.

The OTS regularly examines the Bank and issues a report on its examination findings to the Bank's board of directors. The Bank's relationships with its depositors and borrowers are also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's loan documents.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into transactions such as mergers or acquisitions.

Regulatory Capital Requirements Although the Company itself is not required to maintain minimum capital at the consolidated level, OTS regulations require savings associations such as the Bank to meet three capital standards. The minimum standards are tangible capital equal to at least 1.5% of adjusted total assets, core capital equal to at least 3% of adjusted total assets, and risk-based capital equal to at least 8% of total risk-weighted assets. These capital standards are in addition to the capital standards promulgated by the OTS under its prompt corrective action regulations and standards required by the FDIC.

Core capital is common shareholders' equity, noncumulative perpetual preferred stock, related surplus, and non-controlling interests in the equity accounts of fully consolidated subsidiaries, non-withdrawable accounts and pledged deposits of mutual savings associations, and qualifying supervisory goodwill, less non-qualifying intangible assets, mortgage servicing rights, and investments in certain non-includable subsidiaries. In the Bank's case, core capital is equal to tangible capital.

The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital of at least 8% of risk-weighted assets. Risk-based capital is comprised of core and supplementary capital. Supplementary capital includes, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair values, and the portion of the allowance for loan losses not designated for specific loan losses (the portion is limited to a maximum of 1.25% of risk-weighted assets). Overall, supplementary capital is limited to 100% of core capital. A savings association calculates its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

OTS rules require a deduction from capital for institutions that have unacceptable levels of interest rate risk. The OTS calculates the sensitivity of an institution's net portfolio value based on data submitted by the institution using the OTS's interest rate risk measurement model. The amount of the interest rate risk component, if any, is deducted from an institution's total capital in to determine if it meets its risk-based capital requirement.

The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory category (i.e., as a "well capitalized" institution). At December 31, 2009, the Bank exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well capitalized" institution. For additional information related to the Company's equity and the Bank's regulatory capital for the periods covered by this report, refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as "Note 8. Shareholders' Equity" in "Item 8. Financial Statements and Supplementary Data."

Prompt Corrective Action The FDIC has established a system of prompt corrective action to resolve the problems of undercapitalized insured institutions. The OTS, as well as the other federal banking regulators, adopted the FDIC's regulations governing the supervisory actions that may be taken against undercapitalized institutions. These regulations establish and define five capital categories, in the absence of a specific capital directive, as follows:

Category:	Total Capital to Risk Weighted Assets	Tier 1 Capital to Risk Weighted Assets	Tier 1 Capital to Total Assets
Well capitalized	≥ 10%	≥ 6%	≥ 5%
Adequately capitalized	≥ 8%	≥ 4%	≥ 4% (1)
Under capitalized	< 8%	< 4%	< 4% (2)
Significantly undercapitalized	< 6%	< 3%	< 3%
Critically undercapitalized (3)			

(1) ≥ 3% if the bank receives the highest rating under the uniform system.
(2) < 3% if the bank receives the highest rating under the uniform system.
(3) Tangible assets to capital of if equal to or less than 2%.

The severity of the action authorized or required under the prompt corrective action regulations increases as a bank's capital decreases within the three undercapitalized categories. For example, all savings associations are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following the distribution, the savings association would be undercapitalized. The FDIC and the OTS may restrict the growth of a savings association's assets. An undercapitalized savings association is required to file a capital restoration plan within 45 days of the date the savings association receives notice that it is within any of the three undercapitalized categories; the plan must be guaranteed by the holding company controlling the savings association. Banks that are significantly or critically undercapitalized are subject to a wider range of regulatory requirements and restrictions.

The FDIC has a broad range of grounds under which it may appoint a receiver or conservator for an insured depository institution. If grounds exist for appointing a conservator or receiver, the FDIC may require the institution to issue additional debt or stock, sell assets, be acquired, or combine with another depository institution. The FDIC is also required to appoint a receiver or a conservator for a critically undercapitalized institution within 90 days after it becomes critically undercapitalized or to take other action that would better achieve the purposes of the prompt corrective action provisions. The alternative action can be renewed for successive 90-day periods, but if the institution continues to be critically undercapitalized for a specified period, a receiver generally must be appointed.

Dividend and Other Capital Distribution Limitations OTS regulations govern capital distributions by savings associations, which include cash dividends, stock repurchases, and certain other transactions charged against the capital account. A savings association must file an application with the OTS for approval of a capital distribution if (i) the total amount of capital distributions for the applicable calendar year exceeds the sum of the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years; (ii) the savings association would not be at least adequately capitalized following the distribution; (iii) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition; or (iv) the savings association is not eligible for expedited treatment of its filings.

In addition, even if an application is not required, a savings association must give the OTS notice at least 30 days before the board of directors declares a dividend or approves a capital distribution if the savings association is a subsidiary of a savings and loan holding company (as is the Bank), the savings association would not be well capitalized following the distribution, or the proposed distribution would affect capital in certain other ways.

The OTS may disapprove a notice or application if (i) the savings association would be undercapitalized, significantly undercapitalized or critically undercapitalized following the distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a any applicable statute, regulation, agreement or OTS-imposed condition.

The OTS has substantial discretion in making these decisions. While the Bank has received prior approval for dividends up to or in excess of 100% of net income, there can be no assurances that the OTS will continue to provide approval at that, or any other, level. For additional discussion related to the Company's dividends and share repurchases, refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation."

Qualified Thrift Lender Test Federal savings associations must meet a qualified thrift lender ("QTL") test or they become subject to operating restrictions. The Bank met the QTL test as of December 31, 2009, and anticipates that it will maintain an appropriate level of mortgage-related investments (which must be at least 65% of portfolio assets) and will otherwise continue to meet the QTL test requirements. Portfolio assets are all assets minus goodwill and other intangible assets, property used by the institution in conducting its business, and liquid assets not exceeding 20% of total assets. Compliance with the QTL test is determined on a monthly basis in nine out of every twelve months.

Liquidity Standards Each federal savings association must maintain sufficient liquidity to ensure its safe and sound operations. Management of the Bank believes it has established policies, procedures, and practices to maintain sufficient liquidity to meet the Bank's obligations and otherwise ensure its safe and sound operation.

Federal Home Loan Bank System The Bank is a member of the FHLB of Chicago, one of twelve regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its region. It is funded primarily from funds deposited by member financial institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB of Chicago.

As a member, the Bank must meet certain eligibility requirements and must purchase and maintain stock in the FHLB of Chicago in an amount equal to the greater of 1% of its mortgage-related assets at the most recent calendar year end, 5% of its outstanding advances from the FHLB of Chicago, or $500. At December 31, 2009, the Bank was in compliance with this requirement. The FHLB of Chicago also imposes limits advances made to member banks, which limitations relate to the amount and type of collateral, the amounts of advances, and other items.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the "GLB Act"), the Bank is a voluntary member of the FHLB of Chicago; however, withdrawal of membership is subject to approval under a consent order entered into by the FHLB of Chicago with its primary regulator. The FHLB of Chicago's agreement with its primary regulator requires the FHLB of Chicago to, among other things, not pay dividends unless it meets certain capital requirements and receives prior permission from its regulator. The FHLB of Chicago has not paid dividends since 2007. Management is unable to determine at this time when, or if, the FHLB of Chicago will resume payment of dividends on its common stock. For additional discussion related to the Company's investment in the common stock of the FHLB of Chicago, refer to "Financial Condition—Other Assets" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Deposit Insurance The deposit accounts held by customers of the Bank are insured by the FDIC up to maximum limits, as provided by law. Insurance on deposits may be terminated by the FDIC if it finds that the Bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS (as the Bank's primary regulator). The management of the Bank does not know of any practice, condition, or violation that might lead to termination of the Bank's deposit insurance.

The FDIC sets deposit insurance premiums based upon the risks a particular bank or savings association poses to its deposit insurance funds. Under the risk-based assessment system, the FDIC assigns an institution to one of three capital categorizations based on the institution's financial information. With respect to these three categorizations, institutions are classified as well capitalized, adequately capitalized or undercapitalized using ratios that are substantially similar to the prompt corrective action capital ratios discussed above. The FDIC also assigns an institution to one of three supervisory sub-categorizations within each capital group. This assignment is based on a supervisory evaluation provided by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund.

An institution's assessment rate depends on the capital categorizations and supervisory sub-categorizations to which it is assigned. Under the risk-based assessment system, there are then four assessment risk categories to which different assessment rates are applied. Assessment rates adopted in 2009 for deposit insurance currently range from seven basis points to 77.5 basis points, depending on the institution's categories and type of deposits. The capital and supervisory subgroup to which an institution is assigned by the FDIC is confidential. Any increase in insurance assessments could have an adverse effect on the earnings of insured institutions, including the Bank.

Under the Federal Deposit Insurance Reform Act of 2005 ("FDIRA"), the FDIC was granted broader authority to adjust insurance premium rates and more flexibility to establish the designated reserve ratio. FDIRA provided assessment credits to insured depository institutions that could be used to offset certain insurance assessments. Through the first quarter of 2009, the Bank was able to offset a substantial portion of its assessment as a result of these credits. The Bank's credits then expired, which resulted in higher costs related to deposit insurance assessments in 2009.

In addition to increased assessments, in 2009 the FDIC also imposed a one-time special assessment against the insured deposits of financial institutions in order to bolster its reserves. As a result of these developments, as well as the expiration of the Bank's premium credits, the Bank's deposit insurance premiums increased significantly in 2009 compared to prior years. For additional discussion, refer to "Results of Operations—Non-Interest Expense" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Also, during the fourth quarter of 2009 the FDIC required insured institutions to prepay their estimated quarterly deposit insurance assessments for all of 2010, 2011 and 2012. Accordingly, in December 2009 the Company prepaid $12.5 million in deposit insurance premiums related to these periods. This prepaid amount was recorded as a component of other assets in the Company's Consolidated Statements of Financial Condition. This amount will be charged to expense in future periods as the Company receives quarterly statements for FDIC deposit insurance assessments.

In 2008 the FDIC created the Transaction Account Guarantee Program ("TAGP"), which provides for full deposit insurance coverage for non-interest-bearing transaction deposit accounts, regardless of dollar amount through June 30, 2010. The Bank participates in this program, which did not have a material impact on the deposit premiums the Bank paid in 2009 and is not expected to have a material impact in 2010.

Transactions With Affiliates Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured federal savings association, such as the Bank, and any of its affiliates, such as the Company. Federal Reserve Board Regulation W comprehensively implements and interprets Sections 23A and 23B.

An affiliate is any company or entity that controls, is controlled by or is under common control with it. A subsidiary of a savings association that is not also a depository institution or a "financial subsidiary" under the GLB Act is not treated as an affiliate; however, the OTS may treat subsidiaries as affiliates on a case-by-case basis. Sections 23A and 23B limit the extent to which an institution or a subsidiary may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings association's capital stock and surplus, and limit all such transactions with all affiliates to 20% of such stock and surplus. All such transactions must be on terms that are consistent with safe and sound banking practices. The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a savings association to any of its affiliates must be secured by specified collateral amounts. In addition, any covered transaction by a savings association with an affiliate and any purchase of assets or services by an savings association from an affiliate must be on terms that are at least as favorable to the savings association as those that would be provided to a non-affiliate.

Acquisitions and Mergers Under the federal Bank Merger Act, any merger of the Bank with or into another institution would require the approval of the OTS, or the primary federal regulator of the resulting entity if it is not an OTS-regulated institution. Refer also to "Acquisition of Bank Mutual Corporation," below.

Prohibitions Against Tying Arrangements Savings associations are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A savings association is prohibited, subject to exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor.

Uniform Real Estate Lending Standards The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under the joint regulations, all insured depository institutions must adopt and maintain written policies that establish appropriate limits and standards for such extensions of credit. These policies must establish loan portfolio diversification standards, prudent underwriting standards that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal bank regulators.

The Interagency Guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits:

- for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral;
- for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), 75%;
- for loans for the construction of commercial, multi-family or other non-residential property, 80%;
- for loans for the construction of one- to four-family properties, 85%; and
- for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property, including non-owner occupied, one- to four-family property), 85%.

Although there is no supervisory loan-to-value limit for owner-occupied one- to four-family and home equity loans, the Interagency Guidelines provide that an institution should require credit enhancement in the form of mortgage insurance or readily marketable collateral for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination.

Community Reinvestment Act Under the Community Reinvestment Act ("CRA"), any insured depository institution, including the Bank, must, consistent with its safe and sound operation, help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications for additional branches and acquisitions.

Among other things, the CRA regulations contain an evaluation system that rates an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests:

- a lending test, to evaluate the institution's record of making loans in its service areas;
- an investment test, to evaluate the institution's record of making community development investments; and
- a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices.

The CRA requires the OTS, in the case of the Bank, to provide a written evaluation of a savings association's CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of the CRA rating. The Bank received a "satisfactory" overall rating in its most recent CRA examination.

Safety and Soundness Standards Each federal banking agency, including the OTS, has guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, customer privacy, liquidity, earnings, and compensation and benefits. The guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines also prohibit excessive compensation as an unsafe and unsound practice.

Loans to Insiders A savings association's loans to its executive officers, directors, any owner of more than 10% of its stock (each, "an insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks (comparable to the limit applicable to the Bank's loans). All loans by a savings association to all insiders and related interests in the aggregate may not exceed the savings association's unimpaired capital and surplus. With certain exceptions, loans to an executive officer (other than loans for the education of the officer's children and certain loans secured by the officer's residence) may not exceed the greater of $25,000 or 2.5% of the savings association's unimpaired capital and surplus, but in no event more than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest be approved in advance by a majority of the board of directors of the savings association, without the vote of any interested director, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the savings association's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectibility.

There is an exception for extensions of credit pursuant to a benefit or compensation plan of a savings association that is widely available to employees that does not give preference to insiders.

The Patriot Act The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") gives the federal government powers to address terrorist threats through enhanced domestic security measures and surveillance powers, increased information sharing, and broadened anti-money laundering requirements. Through amendments to the Bank Secrecy Act, Title III of the Patriot Act encourages information sharing among regulatory agencies and law enforcement bodies. Provisions of Title III impose affirmative obligations on a range of financial institutions, including savings associations. Among other things, Title III of the Patriot Act imposes the following requirements on financial institutions:

- Such institutions must establish anti-money laundering programs that include, at minimum; (i) internal policies, procedures, and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs, and (iv) an independent audit function to test the program.

- Bank regulators, may issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened.

- Institutions that establish, maintain, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

- Institutions may not establish, maintain, administer or manage correspondent accounts for foreign shell banks and are subject to recordkeeping obligations relating to foreign bank correspondent accounts.

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and bank merger applications.

Regulation and Supervision of the Company

Holding Company Regulation The Company is registered with the OTS as a unitary savings and loan holding company and is subject to regulation and supervision by the OTS. The OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a risk to the Bank and to monitor and regulate the Company's capital and activities such as dividends and share repurchases that can affect capital.

The Company is limited to activities permissible for financial holding companies, which are activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity.

Federal law prohibits a savings and loan holding company from acquiring control of another savings institution or holding company without prior written approval of the OTS. With some exceptions, it also prohibits the acquisition or retention of more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring an institution that is not federally-insured. In evaluating applications to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Laws The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934. The Company is therefore subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act. As a publicly-traded company, the Company is also subject to legislation intended to strengthen the securities markets and public confidence in them, such as the Sarbanes-Oxley

Act of 2002, which was intended to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of disclosures under the securities laws, and which led to significant new disclosure and related requirements. Because some OTS accounting and governance regulations also refer to the SEC's regulations, the Sarbanes-Oxley Act also affects the Bank.

Acquisition of Bank Mutual Corporation No person may acquire control of the Company (or the Bank) without first obtaining the approval of such acquisition by the OTS. Under the federal Change in Bank Control Act and the Savings and Loan Holding Company Act, any person, including a company, or group acting in concert, seeking to acquire 10% or more of the outstanding shares of the Company must file a notice with the OTS. In addition, any person or group acting in concert seeking to acquire more than 25% of the Company's common stock must obtain the prior approval of the OTS. The OTS generally has 60 days in which to act on such applications.

Federal and State Taxation

Federal Taxation The Company and its subsidiaries file a calendar year consolidated federal income tax return, reporting income and expenses using the accrual method of accounting. The federal income tax returns for the Company's subsidiaries have been examined and audited or closed without audit by the Internal Revenue Service for tax years through 2007.

Depending on the composition of its items of income and expense, the Company may be subject to alternative minimum tax ("AMT") to the extent AMT exceeds the regular tax liability. AMT is calculated at 20% of alternative minimum taxable income ("AMTI"). AMTI equals regular taxable income increased by certain tax preferences, including depreciation deductions in excess of allowable AMT amounts, certain tax-exempt interest income and 75% of the excess of adjusted current earnings ("ACE") over AMTI. ACE equals AMTI adjusted for certain items, primarily accelerated depreciation and tax-exempt interest. The payment of AMT would create a tax credit, which can be carried forward indefinitely to reduce the regular tax liability in future years.

State Taxation Through 2008, the state of Wisconsin imposed a corporate franchise tax of 7.9% on the separate taxable incomes of the members of the Company's consolidated income tax group, excluding its Nevada subsidiaries. Under that law, the income of the Nevada subsidiaries was only subject to taxation in Nevada, which currently does not impose a corporate income or franchise tax. However, effective January 1, 2009, Wisconsin law was amended to significantly restrict the tax benefits of out-of-state investment subsidiaries through the enactment of combined reporting legislation. As a result, the Company's consolidated income tax group is subject to combined reporting, which will result in Wisconsin income taxes being imposed on the earnings of the Bank's out-of-state investment subsidiaries beginning in 2009. For additional discussion regarding the impact of this change, refer to "Results of Operations—Income Tax Expense" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Also, refer to "Item 1A. Risk Factors," for additional discussion.

Item 1A. Risk Factors

In addition to the discussion and analysis set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the cautionary statements set forth in "Item 1. Business," the following risk factors should be considered when evaluating the Company's results of operations, financial condition, and outlook.

The Global Credit Market Instability and Weak Economic Conditions May Significantly Affect the Company's Liquidity, Financial Condition, and Earnings

Global financial markets recently have been, and continue to be, unstable and unpredictable, and economic conditions have been weak. Continued, and potentially increased, volatility, instability and weakness could affect the Company's ability to sell investment securities and other financial assets, which in turn could adversely affect the Company's liquidity and financial position. This instability also could affect the prices at which the Company could make any such sales, which could adversely affect its earnings and financial condition. Conditions could also negatively affect the Company's ability to secure funds or raise capital for acquisitions and other projects, which in turn, could cause the Company to use deposits or other funding sources for such projects.

In addition, the instability of the markets and weakness of the economy could affect the strength of the Company's customers or counterparties, their willingness to do business, and/or their ability to fulfill their obligations, which could further affect the Company's earnings. Current conditions, including high unemployment, weak corporate performance, soft real estate markets, and the decline of home sales and property values, could negatively affect the volume of loan originations and prepayments, the value of the real estate securing the Company's mortgage loans, and borrowers' ability to repay loan obligations, all of which could adversely impact the Company's earnings and financial condition.

If the Company's Allowance for Loan Losses Is Not Sufficient to Cover Actual Loan Losses, the Company's Earnings Could Decrease

The Company has policies and procedures in place to manage its exposure to risk related to its lending operations. These practices include, among other things, geographic limits; restrictions on lending in certain situations; underwriting practices; regularly monitoring loan payment status; and/or corresponding regularly with and obtaining regular financial updates from large borrowers and/or guarantors. However, despite these practices, the Company's loan customers may not repay their loans according to the terms of the loans and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. Continued economic decline, including high unemployment rates and declining values of the collateral underlying loans, may affect borrowers' ability to repay their loan obligations that could lead to increased loan losses or provisions. As a result, the Company may experience significant loan losses, including losses that may exceed the amounts established in the allowance for loan losses, which could have a material adverse effect on its operating results.

Further Declines in the Real Estate Values May Continue to Adversely Affect Collateral Values and the Company's Profits

The Company's market areas have generally experienced a decline in real estate values and an increase in non-residential tenant vacancies. These developments could affect the value of the collateral securing the Company's mortgage loans. That decrease in value could in turn lead to increased losses on loans in the event of foreclosures. Increased losses would affect the Company's loan loss allowance and may cause it to increase its provision for loan losses resulting in a charge to earnings.

Some of the Company's Lending Activities Are in Credits that are Riskier than One- to Four-Family Real Estate Loans

The Company has identified commercial real estate, commercial business, construction and development, and consumer loans as areas for lending emphasis. While lending diversification is being pursued for the purpose of increasing net interest income, non-residential and construction and development loans historically have carried greater risk of payment default than residential real estate loans. As the volume of these loans increases, credit risk increases. In the event of substantial borrower defaults, the Company's provision for loan losses would increase and loans may be written off, and therefore, earnings would be reduced.

Recent and Future Legislation and Rulemaking in Response to Market and Economic Conditions May Significantly Affect the Company's Results of Operations and Financial Condition

Instability and volatility in the credit markets have led regulators and legislators to consider and/or adopt proposals that will significantly affect financial institutions and holding companies, including the Company. Legislation such as the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009, as well as programs such as the Troubled Assets Relief Program, were adopted. Although designed to address capital and liquidity issues in the banking system, there can be no assurance as to the ultimate impact of these actions on financial markets. The failure of these actions could have a material, adverse effect on the Company's business, financial condition, results of operations, access to credit or the value of the Company's securities.

Current legislative proposals to reform the U.S. financial system may also affect the Company and the Bank. Pending legislation includes the Consumer Financial Protection Agency Act of 2009, the Financial Stability Improvement Act of 2009, the Restoring American Financial Stability Act of 2009, the Wall Street Reform and Consumer Protection Act of 2009, and the Overdraft Protection Act of 2009, among others. These legislative proposals, as well as future legislative and regulatory proposals, could, among other things, consolidate the OTS and other regulators into a National Bank Supervisor, create a Consumer Financial Protection Agency, create a systemic risk regulator, and/or subject financial institutions to both federal and state level regulation. In addition, the proposals could lead to heightened restrictions being placed upon institutions and activities that increase systemic risk. Finally, additional notification requirements and restrictions could be placed on the manner in which financial institutions operate their overdraft coverage programs. Additionally, higher taxes and/or special fees or assessments have been proposed to apply to some or all financial institutions, which could create a direct additional cost for the Company.

Also, the recent economic turmoil has resulted in periodic attempts by federal, state, and/or local governments to legislate foreclosure forbearance, forced loan modifications, "cram downs" of losses to lenders in bankruptcy proceedings, or "upkeep laws" for foreclosed properties. Such efforts, if successful, could lead to increased loan charge-offs or loan loss provisions and/or reduced income. These efforts could also adversely affect the value of certain mortgage-related securities not guaranteed by Freddie Mac, Fannie Mae, and Ginnie Mae, such as private-label CMOs.

The recently-enacted laws, proposed acts, taxes and fees, or any other legislation or regulations ultimately enacted, could materially affect the Company, the Bank and their operations and profitability by imposing additional regulatory burdens and costs and affecting the conduct of their business.

The Bank's Ability to Pay Dividends to the Company Is Subject to Limitations That May Affect the Company's Ability to Pay Dividends to Its Shareholders and Repurchase Its Stock

The Company is a separate legal entity from the Bank and engages in no substantial activities other than its ownership of the common stock of the Bank. Consequently, the Company's net income and cash flows are derived primarily from the Bank's operations and capital distributions. The availability of dividends from the Bank to the Company is limited by various statutes and regulations, including those of the OTS; as a result, it is possible, depending on the results of operations and the financial condition of the Bank and other factors, that the OTS could restrict the payment by the Bank of dividends or other capital distributions. If the Bank is required to reduce its dividends to the Company, or is unable to pay dividends at all, the Company may not be able to pay dividends to its shareholders at existing levels or at all and/or may not be able to repurchase its common stock.

Changes in the Financial Condition or Future Prospects of the FHLB of Chicago May Have an Adverse Impact on the Company's Investment in FHLB Common Stock

The Company is a voluntary member of the FHLB of Chicago, and holds shares in the FHLB of Chicago as a condition of borrowing money from it. In 2007, the FHLB of Chicago was required to suspend payment of dividends on its stock. If there are any further developments that impair the value of the common stock of the FHLB of Chicago, the Company would be required to write down the value of the shares that it holds, which in turn could affect the Company's net income and shareholders' equity.

The Interest Rate Environment May Have an Adverse Impact on the Company's Net Interest Income

Interest rates have been volatile in recent years, even though they were relatively stable in 2009. A volatile interest rate environment makes it difficult for the Company to coordinate the timing and amount of changes in the rates of interest it pays on deposits and borrowings with the rates of interest it earns on loans and securities. In addition, volatile interest rate environments cause corresponding volatility in the demand by individuals and businesses for the loan and deposit products offered by the Company. This volatility has a direct impact on the Company's net interest income, and consequently, its net income. Future interest rates could continue to be volatile and management is unable to predict the impact such volatility would have on the net interest income and profits of the Company.

Changes in Market Interest Rates or Other Conditions May Have an Adverse Impact on the Fair Value of the Company's Available-for-Sale Securities, Shareholders' Equity, and Profits

GAAP requires the Company to carry its securities at fair value on its balance sheet. Unrealized gains or losses on these securities, reflecting the difference between the fair market value and the amortized cost, net of its tax effect, are reported as a component of shareholders' equity. When market rates of interest increase, the fair value of the Company's securities available-for-sale generally decreases and equity correspondingly decreases. When rates decrease, fair value generally increases and shareholders' equity correspondingly increases. However, due to significant disruptions in global financial markets during 2008, this usual relationship was disrupted. Despite a declining interest rate environment during that period, certain of the Company's available-for-sale securities declined in value, its private-label CMOs in particular. Although the value of these securities recovered somewhat in 2009, management expects continued volatility in the fair value of its private-label CMOs and is not able to predict when or if the fair value of such securities will fully recover.

In certain instances GAAP requires recognition through earnings of declines in the fair value of securities that are deemed to be other than temporarily impaired ("OTTI"). In 2007 the Company recognized $1.2 million in OTTI losses on two mutual funds. The fair value of one of these funds declined by an additional $6.9 million in 2008 and by an additional $831,000 in the first quarter of 2009 that were deemed to be OTTI. Although the value of this mutual fund has recovered somewhat during the remainder of 2009, management expects continued volatility in the fair value of its mutual funds and is not able to predict when or if the fair value of such will fully recover.

Wisconsin Tax Developments Could Reduce the Company's Net Income

Like many Wisconsin financial institutions, the Company has non-Wisconsin subsidiaries that hold and manage investment assets and loans, the income from which has not been subject to Wisconsin tax prior to 2009. The Wisconsin Department of Revenue (the "Department") previously instituted an audit program specifically aimed at out-of-state subsidiaries of Wisconsin banks. The Department has asserted the position that some or all of the income of the out-of-state subsidiaries is taxable in Wisconsin. The Department is conducting audits of many Wisconsin banks; its audit of the Bank for tax years since 1997 has not yet been concluded, is not being actively pursued, and the Department has not asserted a claim against the Bank or its subsidiaries.

The Department sent letters in 2004 to Wisconsin financial institutions (whether or not they were undergoing an audit) reporting on settlements the Department had reached with certain other financial institutions and their out-of-state investment subsidiaries. The letter provided a summary of available settlement parameters. For prior periods they included: restrictions on the types of subsidiary income excluded from Wisconsin taxation; assessment of certain back taxes relating to a limited time period; limitations on net operating loss carry forwards; and interest on past-due taxes (but no penalties). For 2004 and going forward, the letter states similar provisions, including limits on subsidiaries' assets, which could be considered in determining income not subject to Wisconsin taxation.

The Company has previously engaged in discussions with the Department and has asked the Department to consider some specific factors that the Company believes may distinguish it from many other institutions. However, the adoption of combined reporting in Wisconsin tax law, described in "Regulation and Supervision—Federal and State Taxation" in "Item 1. Business," causes the settlement agreements between the Department and other banks to be inapplicable on a going-forward basis. For 2009 and going forward, the Bank's Nevada subsidiaries are subject to Wisconsin tax. It is anticipated that the Department will continue to challenge the Bank's treatment of its out-of-state investment subsidiaries for years prior to 2009, but it is not known whether the Department will continue to offer the same, if any, settlement terms.

Depending on the terms and circumstances, an adverse resolution of these matters could result in additional Wisconsin tax obligations for periods from 1997 through 2008, which could have a substantial negative impact on the earnings of the Company. The Company believes it has reported income and paid Wisconsin taxes in prior years in accordance with applicable legal requirements, and the Department's long standing interpretations thereof, and that the Company would likely prevail against the Department should it attempt to tax the income of the Company's out-of-state subsidiaries in Wisconsin in those years. However, management can provide no assurances of this result. The Company also may incur further costs in the future to address these issues.

Strong Competition Within the Company's Market Area May Affect Net Income

The Company encounters strong competition both in attracting deposits and originating real estate and other loans. The Company competes with commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. The Company's market area includes branches of several commercial banks that are substantially larger than the Company in terms of deposits and loans. In addition, tax-exempt credit unions operate in most of the Company's market area and aggressively price their products and services to a large part of the population. If competitors succeed in attracting business from the Company's customers, its deposits and loans could be reduced, which would likely affect earnings.

FDIC Increases in Deposit Insurance Premiums Have Raised the Company's Expenses

In 2009 the FDIC significantly increased the initial base assessment rates paid by financial institutions for deposit insurance, imposed a special assessment, and required financial institutions to prepay assessments for all of 2010, 2011, and 2012. These measures were partly in response to the high level of recent bank failures that caused an increase in FDIC resolution costs and a reduction in the deposit insurance fund. These increases and assessments, as well as possible future increases or special assessments, adversely affect the earnings of the Company and/or the Bank.

The Company's Ability to Grow May Be Limited if It Cannot Make Acquisitions

The Company will continue to seek to expand its banking franchise by opening new offices, growing internally, and acquiring other financial institutions or branches and other financial services providers. The Company's ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring, and integrating those institution or branches. The Company has not made any acquisitions in recent years, as management has not identified acquisitions for which it was able to reach an agreement on terms management believed were appropriate and/or that met its acquisition criteria. The Company cannot provide any assurance that it will be able to generate internal growth, identify attractive acquisition candidates, make acquisitions on favorable terms, or successfully integrate any acquired institutions or branches.

The Company Has Significant Intangible Assets That It May Need to Write Off (Expense) in the Future

The Company has $52.6 million in goodwill and $1.4 million in other intangible assets (consisting entirely of deposit-based intangible) as of December 31, 2009. The Company continues to amortize its deposit-based intangible over seven to fifteen years. The Company analyzes goodwill for impairment on an annual basis or more frequently when, in the judgment of management, an event has occurred that may indicate that additional analysis is required. The Company analyzes its deposit-based intangible when facts and circumstances indicate it may be impaired. At some point in the future, the Company's goodwill and/or deposit-based intangible could become impaired and it would need to write them off as a reduction to earnings in the period in which they became impaired.

The Company Depends on Certain Key Personnel and the Company's Business Could Be Harmed by the Loss of Their Services

The Company's success depends in large part on the continued service and availability of its management team, and on its ability to attract, retain and motivate qualified personnel. The competition for these individuals can be significant, and the loss of key personnel could harm the Company's business. The Company cannot provide assurances that it will be able to retain existing key personnel or attract additional qualified personnel.

The Company Is Subject to Security and Operational Risks Relating to the Use of Technology that Could Damage Its Reputation and Business

Security breaches in the Company's internet, telephonic, or other electronic banking activities could expose it to possible liability and damage its reputation. Any compromise of the Company's security also could deter customers from using its internet banking services that involve the transmission of confidential information. The Company relies on standard internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect the Company's systems from compromises or breaches of its security measures, which could result in damage to the Company's reputation and business.

Additionally, the Company outsources a large portion of its data processing to third parties. If these third party providers encounter technological or other difficulties or if they have difficulty in communicating with the Company, it will significantly affect the Company's ability to adequately process and account for customer transactions, which would significantly affect business operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company and its subsidiaries conduct their business through an executive office and 79 banking offices, which had an aggregate net book value of $51.7 million as of December 31, 2009. As of December 31, 2009, the Company owned the building and land for 68 of its property locations and leased the space for 12. In addition, the Company purchased two new office locations in late 2009 and expects to relocate two existing offices to these new locations in the first quarter of 2010. One of the current locations is leased month-to-month by the Company; the other current location is owned by the Company.

The Company also owns 15 acres of undeveloped land in a suburb of Milwaukee, Wisconsin, through its MC Development subsidiary, as well as 318 acres of undeveloped land in another community located near Milwaukee through MC Development's 50% ownership in Arrowood Development. The net book value of these parcels of land was $7.2 million at December 31, 2009.

Item 3. Legal Proceedings

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Management believes that these routine legal proceedings, in the aggregate, are immaterial to the Company's financial condition, results of operations, and cash flows.

Item 4. Reserved

This item is not used.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters' and Issuer Purchase of Equity Securities

The common stock of the Company is traded on The NASDAQ Global Select Market under the symbol BKMU.

As of February 26, 2010, there were 45,474,835 shares of common stock outstanding and approximately 5,200 shareholders of record.

The Company paid a total cash dividend of $0.34 per share in 2009. A cash dividend of $0.07 per share was paid on March 1, 2010, to shareholders of record on February 11, 2010. For additional discussion relating to the Company's dividends, refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company anticipates that it will continue to pay quarterly cash dividends on its common stock, although there can be no assurance that payment of such dividends will continue or that they will not be reduced. The payment of dividends in the future is discretionary with the Company's board of directors and will depend on the Company's operating results and financial condition, regulatory limitations, tax considerations, and other factors. Interest on deposits will be paid prior to payment of dividends on the Company's common stock. Refer also to "Item 1. Business—Regulation and Supervision" regarding regulatory limitations on the payment of dividends by the Bank to the Company, which in turn could affect the payment of dividends by the Company to its shareholders.

The high and low trading prices of the Company's common stock from January 1, 2008, through December 31, 2009, by quarter, and the dividends paid in each quarter, were as follows:

	2009 Stock Prices		2008 Stock Prices		Cash Dividends Paid	
	High	Low	High	Low	2009	2008
1st Quarter	$11.56	$7.06	$12.32	$10.05	$0.09	$0.09
2nd Quarter	10.81	8.60	11.51	10.04	0.09	0.09
3rd Quarter	10.07	8.32	14.25	9.60	0.09	0.09
4th Quarter	8.84	6.88	12.00	8.62	0.07	0.09
				Total	$0.34	$0.36

During the first two months of 2010, the trading price of the Company's common stock ranged between $5.98 to $7.21 per share, and closed on February 26, 2010, at $6.49 per share.

During 2009, the Company repurchased 1.7 million shares of its common stock at an average price of $8.30 per share. The following table provides the specified information about the repurchases of shares by the Company during the fourth quarter of 2009.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet be Purchased Under the Plan
October 1 to 31, 2009	85,400	$7.21	85,400	57,700
November 1 to 30, 2009	294,545	6.97	267,400	790,300 (1)
December 1 to 31, 2009	99,500	7.01	99,500	690,800 (2)
Total purchased	479,445	$7.02	452,300	

(1) Reflects the impact of 1.0 million shares approved for repurchase by the Company's board of directors on November 3, 2009.
(2) Since February 8, 2010, no shares remained to be repurchased under the authorization approved on November 3, 2009.

The shares not purchased as part of the publicly announced program were existing owned shares used by option holders in payment of the purchase price and/or tax withholding obligations in connection with the exercise of stock options under the Company's 2001 Stock Incentive Plan. The "price" used for these purposes is the fair market value of those shares on the date of purchase. For additional discussion relating to the Company's repurchase of its common stock, refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Set forth below is a line graph comparing the cumulative total shareholder return on Company common stock, based on the market price of the common stock and assuming reinvestment of cash dividends, with the cumulative total return of companies on the NASDAQ Stock Market U.S. Index ("NASDAQ Composite Index") and the NASDAQ Stock Market Bank Index. The graph assumes that $100 was invested on December 31, 2004, in Company common stock and each of those indices.


Total Return Performance
140
120
100
80
60
40
Index Value
Bank Mutual Corporation
NASDAQ Composite Index
NASDAQ Bank Index
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	Period Ending					
	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Bank Mutual Corporation	100.00	89.07	104.24	93.69	105.81	66.17
NASDAQ Composite Index	100.00	102.14	112.19	121.68	58.64	84.28
NASDAQ Bank Index	100.00	97.69	109.64	86.90	63.36	53.09

Item 6. Selected Financial Data

The following table provides selected financial data for the Company for its past five fiscal years. The data is derived from the Company's audited financial statements, although the table itself is not audited. The following data should be read together with the Company's consolidated financial statements and related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At December 31				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except number of shares and per share amounts)				
Selected financial condition data:					
Total assets	$3,512,064	$3,489,689	$3,488,046	$3,451,385	$3,431,377
Loans receivable, net	1,506,056	1,829,053	1,994,556	2,024,325	1,990,492
Loans held-for-sale, net	13,534	19,030	7,952	3,787	2,312
Securities available-for-sale:					
Investment securities	614,104	419,138	99,450	48,290	63,361
Mortgage-related securities	866,848	850,867	1,099,922	1,064,851	1,087,816
Foreclosed and repossessed assets	17,689	4,768	3,687	1,231	708
Goodwill	52,570	52,570	52,570	52,570	52,570
Mortgage servicing rights	6,899	3,703	4,708	4,653	4,771
Other intangible assets	1,405	1,809	2,428	3,089	3,750
Deposit liabilities	2,137,508	2,128,277	2,093,453	2,149,523	2,084,351
Borrowings	906,979	907,971	912,459	705,025	765,796
Shareholders' equity	402,477	399,611	430,035	533,779	544,374
Tangible shareholders' equity (1)	349,067	345,959	346,011	379,359	489,557
Number of shares outstanding, net of treasury stock	46,165,635	47,686,759	49,834,756	60,277,087	62,325,268
Book value per share	$8.72	$8.38	$8.63	$8.86	$8.73
Tangible shareholders' equity per share (1)	$7.56	$7.25	$7.55	$7.95	$7.85

	For the Year Ended December 31				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)				
Selected operating data:					
Total interest income	$151,814	$177,556	$183,001	$174,404	$164,871
Total interest expense	83,784	104,191	113,771	99,091	77,231
Net interest income	68,030	73,365	69,230	75,313	87,640
Provision for (recovery of) loan losses	12,413	1,447	(272)	632	541
Net interest income after provision for loan losses	55,617	71,918	69,502	74,681	87,099
Total non-interest income	30,985	17,708	20,428	17,035	16,780
Total non-interest expense	67,459	63,377	63,543	61,311	60,837
Income before income taxes	19,143	26,250	25,995	30,405	43,042
Income tax expense	5,418	9,094	8,892	9,808	15,016
Net income before non-controlling interest	13,725	17,155	17,495	20,597	28,026
Net loss (income) attributable to non-controlling interest	–	1	(392)	–	–
Net income	$13,725	$17,156	$17,103	$20,597	$28,026
Earnings per share-basic	$0.29	$0.36	$0.32	$0.35	$0.44
Earnings per share-diluted	$0.29	$0.35	$0.31	$0.34	$0.43
Cash dividends paid per share	$0.34	$0.36	$0.33	$0.29	$0.25

(1) This is a non-GAAP measure. Tangible shareholders' equity is total shareholders' equity minus goodwill and other intangible assets (net of deferred taxes, which are immaterial).

	At or For the Year Ended December 31				
	2009	2008	2007	2006	2005
Selected financial ratios:					
Net interest margin (2)	2.09%	2.21%	2.09%	2.27%	2.64%
Net interest rate spread	1.82	1.85	1.59	1.74	2.17
Return on average assets	0.39	0.48	0.49	0.59	0.80
Return on average shareholders' equity	3.40	4.15	3.57	3.89	4.84
Efficiency ratio (3)	73.12	68.71	69.92	66.89	59.28
Non-interest expense as a percent of adjusted average assets	1.93	1.79	1.81	1.77	1.74
Shareholders' equity to total assets	11.39	11.45	12.33	15.47	15.86
Tangible shareholders' equity to adjusted total assets (4)	10.09	10.07	10.95	14.11	14.50
Selected asset quality ratios:					
Non-performing loans to loans receivable, net	2.83%	1.81%	0.65%	0.72%	0.29%
Non-performing assets to total assets	1.72	1.08	0.48	0.46	0.19
Allowance for loan losses to non-performing loans	39.99	36.89	90.98	86.74	207.23
Allowance for loan losses to total loans receivable, net	1.13	0.67	0.59	0.62	0.61
Charge-offs to average loans	0.45	0.05	0.03	0.01	0.12

(2) Net interest margin is calculated by dividing net interest income by average earnings assets.

(3) Efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income.

(4) This is a non-GAAP measure. The ratio is calculated by dividing total shareholders' equity less intangible assets (net of deferred taxes) divided by total assets less intangible assets (net). Intangible assets consist of goodwill and other intangible assets. Deferred taxes have been established only on other intangible assets and are immaterial in amount.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis in this section should be read in conjunction with "Item 8. Financial Statements and Supplementary Data," and "Item 7A. Quantitative and Qualitative Disclosures about Market Risk," as well as "Item 1. Business" and "Item 1A. Risk Factors."

Results of Operations

Overview The Company's net income for the years ended December 31, 2009, 2008, and 2007, was $13.7 million, $17.2 million, and $17.1 million, respectively. These amounts represented returns on average assets of 0.39%, 0.48%, and 0.49%, respectively, and returns on average equity of 3.40%, 4,15%, and 3.57%, respectively. Diluted earnings per share during these periods were $0.29, $0.35, and $0.31, respectively.

The Company's earnings performance in 2009 was impacted by the following unfavorable developments compared to 2008:

- an $11.0 million or 758% increase in provision for loan losses;
- a $5.3 million or 7.3% decrease in net interest income;
- a $2.7 million or 817% increase in regular FDIC insurance premiums;
- a $1.6 million non-recurring special assessment from the FDIC; and
- a $1.2 million or 15.4% decrease in other non-interest income.

These unfavorable developments were partially offset by the following favorable developments in 2009 compared to 2008:

- a $7.9 million increase in gain on investments compared to a loss in 2008;
- a $7.0 million or 332% increase in gain on loan sales activities;
- a $1.9 million decrease in income tax expense (excluding consideration of the tax benefit, below) due to lower pre-tax income; and
- a $1.8 million one-time tax benefit recorded against income tax expense as a result of a change in Wisconsin tax law.

The Company's earnings performance in 2008 compared to 2007 benefited from a $4.1 million or 6.0% increase in net interest income that was substantially offset by the following unfavorable developments:

- a $1.7 million increase in provision for loan losses compared to a recovery in 2007;
- a $1.0 million or over 100% decrease in net loan related fees and servicing revenue;
- a $881,000 or 10.4% decrease in other non-interest income; and
- a net gain of $585,000 on the sale of undeveloped land in 2007 compared to no gain or loss in 2008.

The following paragraphs discuss these developments in greater detail, as well as other changes in the components of net income during the years ended December 31, 2009, 2008, and 2007.

Net Interest Income Net interest income decreased by $5.3 million or 7.3% during the twelve months ended December 31, 2009, compared to the same period in 2008. This decrease was due to a $66.9 million or 2.0% decline in average interest-earning assets, as well as a three basis point decline in net interest rate spread. The decline in average interest-earning assets in 2009 was due to the combined effects of a historically low interest rate environment and the economic recession. During 2009 lower interest rates encouraged many home owners to refinance adjustable rate mortgages and home equity loans and lines of credit, which the Company typically retains in its loan portfolio, into fixed rate mortgage loans, which the Company typically sells in the secondary market. In addition, due to the economic recession, the Company experienced a decline in demand for multi-family, commercial real estate, commercial business, and other consumer loans. As a result of these developments, the Company's average loan portfolio decreased by $203.5 million or 10.8% during the twelve months ended December 31, 2009. This decrease was offset in part by an increase in average available-for-sale securities and average overnight investments. The remaining decrease was used to facilitate a $36.8 million or 1.8% decrease in average deposit liabilities during 2009. During the year the Company aggressively reduced the rates it offers on certificates of deposits and certain other deposit accounts in order to manage the liquidity generated from the decline in its loan portfolio. As a result of these efforts, the average cost of the Company's interest-bearing deposit liabilities declined from 3.15% in 2008 to 2.21% in 2009. However, this improvement was offset by a lower average yield on the Company's interest-earning assets in 2009 compared to 2008. This development was caused by a generally lower interest rate environment in 2009 compared to 2008, as well as the aforementioned increase in overnight investments and available-for-sale securities, which typically carry lower yields than the Company's loan portfolio. As a result of these developments, the Company's net interest rate spread declined by three basis points, from 1.85% in 2008 to 1.82% in 2009.

Net interest income increased by $4.1 million or 6.0% in 2008 compared to 2007. Net interest income in 2008 was favorably impacted by a 26 basis point improvement in net interest rate spread, which increased from 1.59% in 2007 to 1.85% in 2008. This improvement was primarily attributable to a declining interest rate environment during 2008 that resulted in a larger decline in the cost of the Company's liabilities than it did in the yield on its interest-earning assets. Also contributing to the increase in net interest income in 2008 was a modest increase in average interest-earning assets relative to 2007. These developments were partially offset by a decrease in 2008 in the ratio of average interest-earning assets to average interest-bearing liabilities relative to 2007, which was primarily caused by the Company's stock repurchases. Stock repurchases reduce shareholders' equity (which is non-interest bearing) by means of either an increase in interest-bearing liabilities or a reduction in interest-earning assets, thereby reducing the net interest margin. Also affecting the comparison of net interest income between 2008 and 2007 was the inclusion in 2007 of $1.0 million in dividend income from Company's investment in the common stock of the FHLB of Chicago. The FHLB of Chicago suspended dividends on its common stock in 2007.

The following table presents certain details regarding the Company's average balance sheet and net interest income for the periods indicated. The tables present the average yield on interest-earning assets and the average cost of interest-bearing liabilities. The yields and costs are derived by dividing income or expense by the average balance of interest-earnings assets or interest-bearing liabilities, respectively, for the periods shown. The average balances are derived from daily balances over the periods indicated. Interest income includes fees, which are considered adjustments to yields. Net interest spread is the difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities. Net interest margin is derived by dividing net interest income by average interest-earning assets. No tax equivalent adjustments were made since the Company does not have any tax exempt investments.

	Years ended December 31								
	2009			2008			2007		
	Average Balance	Interest Earned/ Paid	Avg. Yield/ Cost	Average Balance	Interest Earned/ Paid	Avg. Yield/ Cost	Average Balance	Interest Earned/ Paid	Avg. Yield/ Cost
				(Dollars in thousands)					
Assets:									
Interest-earning assets:									
Loans receivable, net (1)	$1,688,906	$95,802	5.67%	$1,892,397	$113,635	6.00%	$2,016,225	$123,141	6.11%
Mortgage-related securities	946,142	37,734	3.99	959,574	45,535	4.75	1,130,780	52,518	4.64
Investment securities (2)	458,311	18,199	3.97	344,533	16,041	4.66	118,625	4,871	4.11
Interest-earning deposits	162,864	79	0.05	54,666	764	1.40	9,186	430	4.68
Federal funds sold	–	–	0.00	71,934	1,581	2.20	39,596	2,041	5.15
Total interest-earning assets	3,256,223	151,814	4.66	3,323,104	177,556	5.34	3,314,412	183,001	5.52
Non-interest-earning assets	236,158			214,682			197,212		
Total average assets	$3,492,381			$3,537,786			$3,511,624		
Liabilities and equity:									
Interest-bearing liabilities:									
Savings deposits	$199,012	181	0.09	$190,271	609	0.32	$194,887	924	0.47
Money market accounts	330,506	2,795	0.85	336,208	8,245	2.45	267,338	8,500	3.18
Interest-bearing demand accounts	184,077	121	0.07	170,700	376	0.22	161,652	351	0.22
Certificates of deposit	1,304,814	41,471	3.18	1,358,021	55,459	4.08	1,381,480	66,236	4.79
Total deposit liabilities	2,018,409	44,568	2.21	2,055,200	64,689	3.15	2,005,357	76,011	3.79
Advance payment by borrowers for taxes and insurance	19,172	11	0.06	18,549	18	0.10	19,493	22	0.11
Borrowings	907,443	39,205	4.32	910,542	39,484	4.34	869,110	37,738	4.34
Total interest-bearing liabilities	2,945,024	83,784	2.84	2,984,291	104,191	3.49	2,893,960	113,771	3.93
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	91,147			89,590			92,810		
Other non-interest-bearing liabilities	52,412			50,268			45,853		
Total non-interest-bearing liabilities	143,559			139,858			138,663		
Total liabilities	3,008,583			3,124,149			3,032,623		
Total equity	403,798			413,637			479,000		
Total average liabilities and equity	$3,492,381			$3,537,786			$3,511,624		
Net interest income and net interest rate spread		$68,030	1.82%		$73,365	1.85%		$69,230	1.59%
Net interest margin			2.09%			2.21%			2.09%
Average interest-earning assets to interest-bearing liabilities	1.11x			1.11x			1.15x		

(1) For the purposes of these computations, non-accruing loans and loans held-for-sale are included in the average loans outstanding.

(2) FHLB of Chicago stock is included in investment securities.

The following tables present the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to the change attributable to change in volume (change in volume multiplied by prior rate), the change attributable to change in rate (change in rate multiplied by prior volume), and the net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2009, Compared to Year Ended December 31, 2008		
	Increase (Decrease)		
	Volume	Rate	Net
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$(11,815)	$(6,018)	$(17,833)
Mortgage-related securities	(602)	(7,199)	(7,801)
Investment securities	4,760	(2,602)	2,158
Interest-earning deposits	533	(1,218)	(685)
Federal funds sold	(791)	(790)	(1,581)
Total interest-earning assets	(7,915)	(17,827)	(25,742)
Interest-bearing liabilities:			
Savings deposits	29	(457)	(428)
Money market deposits	(138)	(5,312)	(5,450)
Interest-bearing demand deposits	27	(282)	(255)
Certificates of deposit	(2,099)	(11,889)	(13,988)
Advance payment by borrowers for taxes and insurance	1	(8)	(7)
Borrowings	(134)	(145)	(279)
Total interest-bearing liabilities	(2,314)	(18,093)	(20,407)
Net change in net interest income	$(5,601)	$266	$(5,335)

	Year Ended December 31, 2008, Compared to Year Ended December 31, 2007		
	Increase (Decrease)		
	Volume	Rate	Net
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$(7,368)	$(2,138)	$(9,506)
Mortgage-related securities	(8,153)	1,170	(6,983)
Investment securities	10,444	726	11,170
Interest-earning deposits	822	(488)	334
Federal funds sold	1,106	(1,566)	(460)
Total interest-earning assets	(3,149)	(2,296)	(5,445)
Interest-bearing liabilities:			
Savings deposits	(22)	(293)	(315)
Money market deposits	1,924	(2,179)	(255)
Interest-bearing demand deposits	20	5	25
Certificates of deposit	(1,108)	(9,669)	(10,777)
Advance payment by borrowers for taxes and insurance	(1)	(3)	(4)
Borrowings	1,798	(52)	1,746
Total interest-bearing liabilities	2,611	(12,191)	(9,580)
Net change in net interest income	$(5,760)	$9,895	$4,135

Provision for (Recovery of) Loan Losses The Company's provision for (recovery of) loan losses was $12.4 million, $1.4 million, and $(272,000) during the years ended December 31, 2009, 2008, and 2007, respectively. During 2009 the Company recorded a $2.2 million loss provision against a $9.1 million loan secured by a completed condominium development project. This loss was based on an updated independent appraisal management received during 2009 and was in addition to $1.3 million that had been established against this loan in 2008. During 2009 the Company transferred this loan to foreclosed real estate, net of its entire loss allowance of $3.4 million, which was charged off. Foreclosed real estate is a component of other assets in the statement of financial condition. In addition, during the fourth quarter of 2009 the Company recorded a $2.1 million loss provision against five loans to related borrowers that aggregated $9.5 million. These loans are secured by an office building, two apartment complexes, and developed land. Although three of these loans aggregating $6.7 million were performing in accordance with their loan terms as of December 31, 2009, they are cross-collateralized with the two remaining loans that were classified as non-performing as of that date. During 2009 the Company determined that it was probable that these loans will become collateral dependent and that, due to the cross-collateralization, it was prudent to establish a provision for loan loss on the entire loan relationship. This loss, which was based on an internal management evaluation of the original appraisal, was in addition to $500,000 that was recorded against one of these loans in an earlier year. Also during 2009 the Company recorded a $1.9 million loss provision against a $4.5 million loan secured by a multi-tenant office building that defaulted during the year and which management determined was collateral dependent. The loss was based on an independent appraisal.

In addition to the developments described above, during 2009 the Company recorded $3.3 million in loss provisions against five loans to unrelated borrowers that had an aggregate balance of $10.8 million. These loans, which were secured by an apartment complex and office and retail buildings, were also determined by management to be collateral dependent. The losses were based primarily on updated independent appraisals that management received during the year. In one instance, however, the loss was based on an internal management evaluation of the original appraisal. Two of these loans with an aggregate balance of $5.7 million were transferred to foreclosed real estate during 2009, net of an aggregate loss allowance of $2.1 million, which was charged off.

Finally, during 2009 the Company also recorded $1.1 million in loss provisions on a number of smaller commercial real estate and commercial business loans and $546,000 on one- to four-family and consumer loans, as well as $1.3 million in additional loss provisions to reflect management's general concerns regarding continued deterioration in economic conditions, declines in real estate values, and a general increase in stressed loans in the Company's loan portfolio.

The Company's provision for loan losses in 2008 consisted primarily of the $1.3 million loss on the completed condominium development project described above. The $272,000 net recovery in 2007 was due to a $1.3 million recovery of a loss on a commercial business loan that had been recognized in a year prior to 2007.

Refer to "Financial Condition—Asset Quality" and "Critical Accounting Policies," below, as well as "Item 1. Business—Asset Quality," above, for additional discussion related to the Company's provision for (recovery of) loan losses, allowance for loan losses, asset quality, and related policies and procedures.

Non-Interest Income Total non-interest income for the years ended December 31, 2009, 2008, and 2007, was $31.0 million, $17.7 million, and $20.4 million, respectively. The following paragraphs discuss the principal components of non-interest income and primary reasons for their changes from 2008 to 2009, as well as 2007 to 2008.

Net gain (loss) on investments in 2009 was $6.8 million compared to $(1.2) million during both 2008 and 2007. Results in these years included $831,000, $6.9 million, and $1.2 million, respectively, in OTTI charges related to one of the Company's mutual fund investments. This mutual fund invests primarily in mortgage-related securities, none of which are secured by sub-prime mortgages, but a portion of which are secured by interest-only mortgages, option-payment mortgages, and other "Alt-A" mortgages. As a result of an increase in the fair value of this mutual fund, an additional impairment has not been recorded on this investment since the first quarter of 2009. Given the uncertainty that exists in the markets for investments secured by these types of loans, as well as the possibility of continued deterioration in the performance of these types of loans, the Company may be required to record future impairment charges against this investment, although there can be no assurances. This investment had a carrying value of $21.7 million at December 31, 2009, which included an unrealized gain of $831,000 based on the mutual fund's fair value as of that date. This unrealized gain was recorded in accumulated other comprehensive income (net of related taxes), which is a component of shareholders' equity.

Also included in net gain (loss) on investments in 2008 was a $1.4 million impairment loss associated with the Company's investment in the common stock of the Federal Home Loan Mortgage Corporation ("Freddie Mac"), which was placed in conservatorship by the U.S. government during that period. This loss represented the Company's entire recorded book value of the investment.

Excluding the OTTI and Freddie Mac losses described in the previous paragraphs, gains on investments were $7.6 million in 2009, $7.2 million in 2008, and zero in 2007. During 2009 and 2008, the Company sold $468.8 million and $392.4 million, respectively, in longer-term mortgage-related and certain other securities, the proceeds of which were reinvested primarily in medium-term government agency securities, short-term agency CMOS, and adjustable-rate government agency MBSs. Management considered these actions to be prudent in light of its expectations that interest rates may trend higher in the future.

Gains on loan sales activities were $9.1 million, $2.1 million, and $1.5 million during the years ended December 31, 2009, 2008, and 2007, respectively. The Company's policy is to sell substantially all of its fixed rate, one- to four-family mortgage loan originations in the secondary market. During 2009 sales of one- to four-family mortgage loans were $584.0 million compared to $128.8 million and $102.9 million in 2008 and 2007, respectively. Loan sales increased substantially in 2009 as a result of a historically low interest rate environment that encouraged many borrowers to refinance higher-rate loans into loans at lower rates. In addition, adjustable-rate borrowers were motivated to refinance their loans into fixed-rate loans. The pace of loan sales slowed during the last half of 2009 compared to the first half due to a generally higher interest rate environment. Absent a decline in interest rates, management expects loan sales in 2010 to be substantially lower than 2009.

Loan-related fees and servicing revenue was $130,000 in 2009 compared to $(6,000) and $1.0 million in 2008 and 2007, respectively. Low interest rate environments typically cause an increase in actual mortgage loan prepayment activity, which generally results in an increase in the amortization of MSRs. In 2009, 2008, and 2007, MSR amortization expense, which is netted against loan-related fees and servicing revenue, was $3.0 million, $1.6 million, and $1.2 million, respectively. Loan-related fees and servicing revenue is also impacted by changes in the valuation allowance that is established against MSRs. As of December 31, 2009, the Company had a valuation allowance of $287,000 against MSRs with a gross book value of $7.2 million. This compared to an allowance of $822,000 against a gross book value of $4.5 million as of December 31, 2008. There was no allowance as of December 31, 2007. The Company included the increase or decrease in this valuation allowance in loan-related fees and servicing revenue as a charge or a recovery, as the case may be, in the period in which the changes occurred.

The valuation of MSRs, as well as the periodic amortization of MSRs, is significantly influenced by the level of market interest rates and loan prepayments. If market interest rates for one- to four-family loans increase and/or actual or expected loan prepayment expectations decrease in future periods, the Company could recover all or a portion of its previously established allowance on MSRs, as well as record reduced levels of MSR amortization expense. Alternatively, if interest rates decrease and/or prepayment expectations increase, the Company could potentially record charges to earnings related to increases in the valuation allowance on its MSRs. In addition, amortization expense could remain elevated due to likely increases in loan prepayment activity.

Service charges on deposits were $6.4 million, $6.7 million, and $6.6 million in 2009, 2008, and 2007, respectively. The decline in service charges on deposits in 2009 compared to previous years was due primarily to a decrease in overdraft charges and ATM/debit card fees. Management believes these declines are due to the current recession, which has resulted in reduced spending by consumers in general, including deposit customers of the Bank.

Brokerage and insurance commissions were $2.8 million, $2.6 million, and $2.6 million for the years ended December 31, 2009, 2008, and 2007, respectively. Increased commissions from sales of fixed annuities in recent years have been offset by reduced commissions from sales of insurance and securities. Sales of fixed annuities increased in 2009 due to a favorable interest rate environment for such investments. Sales of securities declined in the same period due to an overall decline in the stock market.

Non-interest income in 2007 included $1.4 million in income from a real estate investment partnership. This amount represented the net sales price of approximately 30 acres of land sold by Arrowood Development, a 50% owned partnership of a subsidiary of the Bank. The cost of sales is included in non-interest expense and the minority interest in income of real estate operations is on a separate line in the Company's Consolidated Statements of Income. There were no sales of land in 2009 or 2008.

Net gain (loss) on disposition of foreclosed real estate was $(642,000) in 2009 compared to $(155,000) and $8,000 in 2008 and 2007, respectively. The increase in 2009 was caused by continued declines in real estate values in 2009 due to weak economic conditions. If these conditions continue, future losses on foreclosed real estate could remain elevated in 2010.

Other non-interest income was $6.4 million, $7.6 million, and $8.5 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decline in 2009 was primarily attributable to a decrease in earnings from the Company's investment in bank-owned life insurance ("BOLI"), the yield on which was adversely impacted by a lower interest rate environment during 2009. Other non-interest income in 2007 was favorably impacted by a $685,000 one-time adjustment to the amortization of certain deferred costs.

Non-Interest Expense Total non-interest expense for the years ended December 31, 2009, 2008, and 2007 was $67.5 million, $63.4 million and $63.5 million, respectively. The following paragraphs discuss the principal components of non-interest expense and the primary reasons for their changes from 2008 to 2009, as well as 2007 to 2008.

Non-interest expense in 2009 included the impact of higher FDIC deposit insurance premiums. Beginning in 2009 the FDIC raised its regular premium rates for all financial institutions by a substantial amount. As a result, the Bank's regular deposit premium expense increased to $3.0 million in 2009 from $332,000 and $258,000 in 2008 and 2007, respectively. FDIC premium expense in 2009 also included a $1.6 million non-recurring special assessment from the FDIC. This special assessment was charged to all FDIC-insured financial institutions in the second quarter of 2009. In the Bank's case, the assessment was 0.05% of total assets less Tier 1 capital at June 30, 2009.

In December 2009 the FDIC required insured financial institutions to prepay their estimated FDIC deposit insurance premiums through 2012. Accordingly, in December the Bank paid $12.5 million to the FDIC, which has been included in other assets in the Company's Consolidated Statements of Financial Condition. The regular quarterly payments that would otherwise be required from the Bank in future periods will be applied against this amount and expensed on a quarterly basis through 2012 or until the amount is exhausted. As such, the prepayment is not expected to have a material impact on the future operating results, financial condition, or liquidity position of the Bank.

Compensation and related expenses were $39.1 million, $38.5 million, and $38.2 million during the years ended December 31, 2009, 2008, and 2007, respectively. The increase in expenses from year-to-year was due primarily to annual merit increases in employee compensation, as well as an increase in the number of personnel employed by the Company, due to new branch openings in recent years. Also contributing to the increase in compensation expense in 2009 were costs associated with increased residential loan production and related staffing, as previously discussed. In 2009 and 2008, these developments were partially offset by declines in certain employee benefit costs compared to previous years. In 2009 this decline was primarily attributable to lower stock-based compensation expense. This expense declined because the Company's stock price was generally lower in 2009 than it was in 2008 (especially during the fourth quarter of 2009), which lowered the Company's ESOP expense in 2009 relative to 2008. In addition, a large stock-based grant made in 2004 became fully vested in mid-2009 and no amortization expense related to those grants was recorded after that point.

As of December 31, 2009, the Company had 717 full-time associates and 98 part-time associates. This compared to 677 full-time and 92 part-time employees at December 31, 2008, and 657 full-time and 86 part-time associates at December 31, 2007.

Occupancy and equipment expense during the years ended December 31, 2009, 2008, and 2007 was $11.8 million, $11.6 million, and $11.3 million, respectively. Occupancy and equipment expense has increased in recent years as a result of the opening of one new office in 2008, the construction and relocation of a second office in 2008, and the opening of two new offices in of 2007. The Company does not currently plan to increase the number of its banking offices in 2010, although there can be no assurances.

Non-interest expense in 2007 included $645,000 in cost of sales attributable to the sale of land by Arrowood Development, a 50% owned partnership of a subsidiary of the Bank. The revenue from these sales was included in non-interest income, as previously described. There were no sales of land in 2009 or 2008.

Other non-interest expense was $11.6 million, $12.3 million, and $12.5 million during the years ended December 31, 2009, 2008, and 2007, respectively. The decrease in 2009 was caused by lower expenditures related to debit card activity and lower deposit account losses (due to the economic recession), as well as lower levels of expenditures for communications and legal, consulting, and professional fees. These developments were partially offset by increased period costs related to foreclosed real estate.

Net (Income) Loss Attributable to Non-Controlling Interest In 2007 this amount related to the non-controlling interest's share in the net income of Arrowood Development, a 50% owned subsidiary of the Bank. As noted above, this real estate development partnership sold a portion of its real estate holdings in 2007 at a gain. There were no efforts to further develop or sell the partnership's real estate holdings in 2009 or 2008 due to adverse market conditions.

Income Tax Expense Income tax expense was $5.4 million, $9.1 million, and $8.9 million in 2009, 2008, and 2007, respectively. In 2009 the Company recorded a $1.8 million tax benefit related to the elimination of a valuation allowance the Company established against a deferred tax asset in prior years. The deferred tax asset related to Wisconsin net operating loss carryovers for which management was unable to determine in prior periods whether it was more likely than not that the tax benefits would be realized in future periods. Effective January 1, 2009, Wisconsin law was amended from a system that taxed each affiliated entity separately to a form of combined reporting. As a result of this change, management determined that the Company's Wisconsin net operating losses that had not been recognized in prior periods would be realizable, resulting in a one-time tax benefit of $1.8 million in 2009.

Excluding the impact of the tax benefit described in the previous paragraph, the Company's income tax expense in 2009 would have been $7.2 million. This amount represented an effective tax rate ("ETR") of 37.7% in 2009 compared to 34.6% and 34.2% in 2008 and 2007, respectively. The increase in ETR in 2009 was caused by the amendment of Wisconsin law described above. Prior to this amendment, the state of Wisconsin imposed a corporate franchise tax on the separate taxable incomes of the members of the Company's consolidated income tax group, excluding the Bank's out-of-state investment subsidiaries. However, beginning January 1, 2009, the Company's consolidated income tax group is subject to combined reporting, which results in state income taxes being imposed on the earnings of the Bank's out-of-state investment subsidiaries. Accordingly, the Company's ETR increased compared to prior periods. Management expects the current period ETR to be representative of the rate in future periods, although there can be no assurances. For additional information related to the Company's income taxes, refer to "Item 1A. Risk Factors."

Financial Condition

Overview The Company's total assets increased by $22.4 million or 0.6% during the twelve months ended December 31, 2009. Total assets at December 31, 2009, were $3.51 billion compared to $3.49 billion at December 31, 2008. During the period the Company's portfolio of securities available-for-sale increased by $210.9 million or 16.6% in the aggregate, its cash and cash equivalents increased by $114.8 million or 102%, and its other assets increased by $22.4 million or 11.1%. These developments were substantially offset by a $323.0 million or 17.7% decrease in loans receivable. Deposit liabilities increased by $9.2 million or 0.4% during 2009 and other liabilities increased by $10.7 million or 21.8% during the year. The Company's total shareholders' equity increased from $399.6 million at December 31, 2008, to $402.5 million at December 31, 2009. Non-performing assets increased by $22.4 million or 59.2% to $60.3 million or 1.72% of total assets during the twelve months ended December 31, 2009. The following paragraphs describe these changes in greater detail, along with other changes in the Company's financial condition during the twelve months ended December 31, 2009.

Cash and cash equivalents Cash and cash equivalents increased from $112.9 million at December 31, 2008, to $227.7 million at December 31, 2009. This increase reflects management's decision during the year to maintain a higher level of liquidity in anticipation of higher interest rates in the future.

Securities Available-for-Sale The Company's portfolio of securities available-for-sale increased by $210.9 million or 16.6% during the twelve months ended December 31, 2009. This increase was primarily caused by the purchase of $1.4 billion in securities consisting principally of adjustable-rate government agency MBSs and other medium-term government agency securities. These purchases were offset in part by $468.8 million in sales of long-term, fixed-rate MBSs and certain other securities, as previously described, as well as $467.9 million in government agency securities that were called by the issuers during the period. In addition, the Company's mortgage-related securities portfolio experienced an increase in prepayment activity during the period due to lower interest rates.

The following table presents the fair value of the Company's investment securities and mortgage-related securities portfolios at the dates indicated. For all securities and for all periods presented, the carrying value is equal to fair value. No individual security exceeded 10% of the Company's capital as of the dates indicated.

	At December 31		
	2009 Carrying/ Fair Value	2008 Carrying/ Fair Value	2007 Carrying/ Fair Value
	(Dollars in thousands)		
Investment securities:			
Mutual funds (1)	$22,312	$39,603	$46,550
United States government and federal agency obligations.	591,792	379,535	52,036
Stock in federal agencies	–	–	864
Total investment securities available-for-sale	614,104	419,138	99,450
Mortgage-related securities:			
Freddie Mac	295,188	282,237	524,898
Fannie Mae	224,758	413,364	363,337
Private-label CMOs	111,782	128,559	180,638
Ginnie Mae	235,120	26,707	31,049
Total mortgage-related securities	866,848	850,867	1,099,922
Total securities available-for-sale	$1,480,952	$1,270,005	$1,199,372

(1) Refer to "Results of Operations—Non-Interest Income," above, for additional discussion related to the Company's investment in mutual funds.

The following table presents the Company's investment securities and mortgage-related securities activities for the periods indicated.

	For the Year Ended December 31		
	2009	2008	2007
	(Dollars in thousands)		
Investment securities available-for-sale:			
Carrying value at beginning of period	$419,138	$99,450	$48,290
Purchases	689,075	351,202	51,270
Sales	(18,087)	(8,358)	(1,228)
Calls	(467,902)	(29,992)	–
Discount accretion (premium amortization), net	406	(34)	1
Increase (decrease) in net unrealized loss	(8,526)	6,870	1,117
Net increase in investment securities	194,966	319,688	51,160
Carrying value at end of period	$614,104	$419,138	$99,450
Mortgage-related securities available-for-sale:			
Carrying value at beginning of period	$850,867	$1,099,922	$1,064,851
Purchases	779,170	345,842	247,428
Sales	(468,794)	(385,167)	–
Principal repayments	(318,225)	(195,479)	(227,041)
Discount accretion (premium amortization), net	(2,445)	1,516	1,893
Increase (decrease) in net unrealized loss	26,275	(15,767)	12,791
Net increase (decrease) in mortgage-related securities	15,981	(249,055)	35,071
Carrying value at end of period	$866,848	$850,867	$1,099,922

The table below presents information regarding the carrying values, weighted average yields and contractual maturities of the Company's investment securities and mortgage-related securities at December 31, 2009. Mortgage-related securities are presented by issuer and by coupon type.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Investment securities:										
Mutual funds (1)	$22,312	3.85%	–	–	–	–	–	–	$39,603	3.69%
US government and agencies	–	–	$341,447	2.60%	$99,429	2.26%	$150,916	4.07%	591,792	2.92
Total investment securities	$22,312	3.85%	$341,447	2.60%	$99,429	2.26%	$150,916	4.07%	$614,104	2.95%
Mortgage-related securities by issuer:										
Ginnie Mae pass-through certificates	–	–	–	–	–	–	$253	4.68%	$253	4.68%
Fannie Mae pass-through certificates	–	–	$13,150	5.14%	$2,955	6.68%	84,993	3.12	101,098	3.48
Freddie Mac pass-through certificates	–	–	94	5.72	416	6.51	135,155	2.79	135,665	2.80
Private label CMOs	–	–	–	–	32,569	5.15	79,213	4.65	111,782	4.78
Freddie Mac, Fannie Mae, and Ginnie Mae REMICs	–	–	46,021	1.69	64,735	4.63	407,294	3.72	518,050	3.65
Total mortgage-related securities	–	–	$59,265	2.46%	$100,675	4.87%	$706,908	3.58%	$866,848	3.65%
Mortgage-related securities by coupon:										
Adjustable rate coupon	–	–	–	–	$76	5.94%	$257,832	3.07%	$257,908	3.07%
Fixed rate coupon	–	–	$59,265	2.46%	100,599	4.87	449,076	3.88	608,940	3.90
Total mortgage-related securities	–	–	$59,265	2.46%	$100,675	3.57%	$706,908	3.66%	$866,848	3.65%
Total investment and mortgage-related securities portfolio	$22,312	3.85%	$400,712	2.58%	$200,104	3.57%	$857,824	3.66%	$1,480,952	3.36%

(1) The weighted average yield has not been adjusted for the impairments recorded in 2009, 2008, and 2007. Refer to "Results of Operations—Non-Interest Income," above, for additional discussion.

The Company classifies all of its securities as available-for-sale. Changes in the fair value of such securities are recorded through accumulated other comprehensive loss (net of deferred income taxes), which is a component of shareholders' equity. During the twelve months ended December 31, 2009, the fair value adjustment on the Company's available-for-sale securities improved from a net unrealized loss of $19.7 million at December 31, 2008, to a net unrealized loss of $1.9 million at December 31, 2009. This improvement was due primarily to an increase in the fair value of the Company's portfolio of private-label CMOs. The Company's private-label CMOs were originally purchased from 2004 to early 2006 and are secured by prime residential mortgage loans. The securities were all rated "triple-A" by various credit rating agencies at the time of their original purchase. However, in recent periods, a number of the securities in the portfolio have been downgraded. The following table presents the credit ratings, carrying values, and unrealized losses of the Company's private-label CMO portfolio as of the dates indicated:

	December 31, 2009		December 31, 2008	
	Carrying Value	Unrealized Loss, Net	Carrying Value	Unrealized Loss, Net
	(Dollars in thousands)			
Credit rating (1):				
AAA/Aaa	$22,959	$341	$116,023	$23,219
AA/Aa	9,980	483	12,536	5,928
A	31,377	3,260	–	–
BBB/Baa	15,769	2,151	–	–
Less than investment grade	31,697	2,763	–	–
Total private-label CMOs	$111,782	$8,998	$128,559	$29,147

(1) In instances of split-ratings, each security has been classified according to its lowest rating.

Although the net unrealized loss on the Company's private-label CMOs declined substantially during the twelve months ended December 31, 2009, the market for these securities has remained depressed in response to a general deterioration in economic conditions and performance of the underlying loans, as well as stress in the markets for these types of securities. Although mindful of these developments, management has determined that it is probable the Company will collect all amounts due according to the contractual terms of these securities. Furthermore, the Company does not intend to sell these securities before it collects all the amounts due. Accordingly, management has determined that none of the Company's private-label CMOs are other-than-temporarily impaired as of

December 31, 2009. However, collection is subject to numerous factors outside of the Company's control and a future determination of OTTI could result in significant losses being recorded through earnings in future periods. For additional discussion relating to the Company's securities available-for-sale, refer to "Results of Operations—Non-Interest Income," above, and "Critical Accounting Policies—Other-Than-Temporary Impairment," below. In addition, refer to "Item 1. Business—Investment Activities" and "Item 1A. Risk Factors."

Loans Held-for-Sale The Company's policy is to sell substantially all of its fixed rate, one- to four-family mortgage loan originations in the secondary market. The following table presents a summary of the activity in the Company's loans held-for-sale for the periods indicated:

	For the year ended December 31		
	2009	2008	2007
	(Dollars in thousands)		
Balance outstanding at beginning of period	$19,030	$7,952	$3,787
Origination of loans intended for sale (1)	578,312	139,387	107,045
Principal balance of loans sold	(583,966)	(128,725)	(102,853)
Change in net unrealized gains or losses (2)	158	416	(27)
Total loans held-for-sale	$13,534	$19,030	$7,952

(1) Excludes one- to four-family loans originated for the Company's loan portfolio.
(2) Refer to "Note 1. Basis of Presentation" in "Item 8. Financial Statements and Supplementary Data."

The origination of one- to four-family mortgage loans intended for sale and the corresponding sale of such loans increased significantly in 2009 as a result of a historically low interest rate environment. For additional discussion, refer to "Results of Operations—Non-Interest Income," above.

Loans Receivable Loans receivable decreased by $323.0 million or 17.7% as of December 31, 2009, compared to December 31, 2008. The Company's portfolio of one- to four-family loans declined from $881.3 million at December 31, 2008, to $656.0 million at December 31, 2009. This decline was caused by a historically low interest rate environment in 2009 that resulted in increased refinancing by borrowers of adjustable-rate mortgage loans (which the Company typically retains in portfolio) into fixed-rate mortgage loans (which the Company generally sells in the secondary market). The Company expects this trend to continue in the near term assuming interest rates remain at their current levels. However, in light of the increases in market interest rates in recent months, the pace of decline is likely to be slower than it has been during 2009, although there can be no assurances.

The Company's multi-family and commercial real estate mortgage loan originations were $39.8 million in the aggregate in 2009 compared to $209.2 million in 2008. Although the Company continues to emphasize originations of these types of loans, originations have declined in 2009 due to a general deterioration in economic conditions, as well as the Company's more conservative underwriting standards. Despite this decline, however, the Company's aggregate portfolio of multi-family and commercial real estate mortgage loans increased from $466.3 million at December 31, 2008, to $476.1 million at December 31, 2009. This increase was due to fewer loan repayments and maturities in 2009, as well as construction and development loans that were transferred to permanent financing during the year. As a result of this latter development, the Company's portfolio of construction and development loans declined by $63.3 million or 39.8% during 2009.

Commercial business loan originations in 2009 were $38.0 million compared to $34.5 million in 2008. The Company experienced modest success in further developing this line of business in 2009 despite a difficult economic environment. As a result of this success, the Company's portfolio of commercial business loans increased by $2.4 million or 4.8%, from $49.6 million to $52.1 million during the twelve months ended December 31, 2009.

The Company's consumer loan originations, including fixed term home equity loans and lines of credit, were $76.9 million in 2009 compared to $108.6 million in 2008. Lower origination activity in 2009 was primarily the result of declining demand due to slower economic growth, as well as a general decline in home values, which has had a negative impact on homeowners' equity. This reduced origination activity resulted in a decline in the Company's consumer loan portfolio from $338.1 million at December 31, 2008, to $275.5 million at December 31, 2009. Also contributing to this decline was a historically low interest rate environment which encouraged many borrowers to refinance their home equity loans or lines of credit and other consumer loans into first mortgage loans during 2009. Many of these borrowers reestablished home equity lines of credit with the Company in accordance with its established lending standards, but had not drawn substantial amounts on these lines as of the end of the year.

The following table presents the composition of the Company's loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.

	At December 31									
	2009		2008		2007		2006		2005	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Mortgage loans:										
Permanent mortgage loans:										
One- to four-family	$656,018	42.17%	$881,288	46.51%	$1,059,307	51.12%	$1,123,905	53.03%	$1,048,881	50.94%
Multi-family	190,377	12.24	190,497	10.06	206,640	9.97	157,768	7.44	155,908	7.57
Commercial real estate	285,764	18.37	275,802	14.56	202,528	9.77	167,089	7.88	175,090	8.50
Total permanent mortgages	1,132,159	72.78	1,347,587	71.13	1,468,475	70.86	1,448,762	68.35	1,379,879	67.01
Construction and development:										
One- to four-family	11,441	0.74	17,349	0.92	35,040	1.69	53,861	2.54	71,247	3.46
Multi-family	52,323	3.36	71,208	3.76	58,712	2.83	90,955	4.29	30,240	1.47
Commercial real estate	32,109	2.06	70,612	3.73	76,649	3.70	42,507	2.01	53,718	2.61
Total construction and development loans	95,873	6.16	159,169	8.41	170,401	8.22	187,323	8.84	155,205	7.54
Total mortgage loans	1,228,032	78.94	1,506,756	79.54	1,638,876	79.08	1,636,085	77.19	1,535,084	74.55
Consumer loans:										
Fixed term home equity	124,519	8.01	173,104	9.14	199,161	9.62	227,811	10.75	246,460	11.97
Home equity lines of credit	88,796	5.71	86,962	4.59	90,631	4.37	91,730	4.33	88,266	4.29
Student	19,793	1.27	21,469	1.13	21,845	1.05	20,404	0.96	19,821	0.96
Home improvement	28,441	1.83	36,023	1.90	33,604	1.62	33,287	1.57	30,067	1.46
Automobile	4,077	0.26	11,775	0.62	24,878	1.20	46,752	2.21	69,237	3.36
Other	9,871	0.63	8,740	0.46	9,439	0.46	11,262	0.53	12,944	0.63
Total consumer loans	275,497	17.71	338,073	17.84	379,558	18.32	431,246	20.35	466,795	22.67
Commercial business loans	52,167	3.35	49,623	2.62	53,784	2.60	52,056	2.46	57,247	2.78
Gross loans receivable	1,555,696	100.00%	1,894,452	100.00%	2,072,218	100.00%	2,119,387	100.00%	2,059,126	100.00%
Undisbursed loan proceeds	(32,690)		(54,187)		(68,457)		(85,897)		(60,014)	
Allowance for loan losses	(17,028)		(12,208)		(11,774)		(12,574)		(12,090)	
Deferred fees and costs, net	78		996		2,569		3,409		3,470	
Total loans receivable, net	$1,506,056		$1,829,053		$1,994,556		$2,024,325		$1,990,492	

The following table presents a summary of the Company's activity in loans receivable for the periods indicated.

	For the year ended December 31		
	2009	2008	2007
	(Dollars in thousands)		
Balance outstanding at beginning of period	$1,829,053	$1,994,556	$2,024,325
Originations:			
One- to four-family loans (1)	61,368	58,998	88,878
Multi-family loans	11,689	78,613	58,701
Commercial real estate loans	28,138	130,578	141,603
Total mortgage loan originations	101,195	268,189	289,182
Consumer loans	76,854	108,584	119,319
Commercial business loans	38,002	34,467	45,862
Total originations	216,051	411,240	454,363
Purchases of one- to four-family mortgage loans	2,658	26,138	76,619
Principal payments and repayments:			
Mortgage loans	(358,705)	(422,728)	(359,296)
Consumer loans	(139,430)	(150,069)	(171,007)
Commercial business loans	(35,609)	(38,628)	(44,134)
Total principal payments and repayments	(533,744)	(611,425)	(574,437)
Transfers to foreclosed properties, real estate owned, and repossessed assets	(23,721)	(3,719)	(3,724)
Net change in undisbursed loan proceeds, allowance for loan losses, and deferred fees and costs	15,759	12,263	17,410
Total loans receivable, net	$1,506,056	$1,829,053	$1,944,556

(1) Excludes one- to four-family loans originated for sale.

The following table presents the contractual maturity of the Company's construction and development loans and its commercial business loans at December 31, 2009. The table does not include the effect of prepayments or scheduled principal amortization.

	At December 31, 2009		
	Commercial Business Loans	Construction and Development Loans	Total
Amounts due:	(Dollars in thousands)		
Within one year or less	$19,007	$56,740	$75,747
After one year through five years	29,215	14,214	43,429
After five years	3,945	24,919	28,864
Total due after one year	33,160	39,133	72,293
Total commercial and construction loans	$52,167	$95,873	$148,040

The following table presents, as of December 31, 2009, the dollar amount of the Company's construction and development loans and its commercial loans due after one year and whether these loans have fixed interest rates or adjustable interest rates.

	Due After One Year		
	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)		
Commercial business loans	$23,329	$9,680	$33,009
Construction and development loans	20,393	18,740	39,133
Total loans due after one year	$43,722	$28,420	$72,142

Goodwill The Company recorded goodwill as a result of its acquisitions of two other financial institutions in 1997 and 2000. The Company analyzes goodwill annually for impairment or more frequently when, in the judgment of management, an event has occurred that may indicate that additional analysis is required. In this process, the Company compares its estimated fair value to its market capitalization to determine the appropriateness of the Company's fair value. Significant management judgment is required in this process. If goodwill is determined to be impaired, it will be expensed in the period in which it becomes impaired.

The Company performed an annual impairment analysis during the third quarter of 2009 and determined that its goodwill was not impaired at that time. After the Company had completed this analysis, the price of its common stock declined significantly, ending the year at $6.93 per share or approximately 79% of book value per share. As a result, the Company evaluated whether an event had occurred that would require it to analyze goodwill for impairment as of December 31, 2009. Based on an analysis of the Company's financial condition, results of operations, asset quality, capital, and liquidity, as well as recent merger and acquisition activity for financial institutions, management concluded that it was probable that the Company's fair value exceeded its book value on December 31, 2009. As such, management believes the Company's goodwill was not impaired as of December 31, 2009. The Company's stock has continued to decline subsequent to December 31, 2009. Management continues to monitor conditions for events that could result in an impairment of the Company's goodwill. Management can provide no assurances that future events will not occur that could result in an impairment of goodwill.

Other Intangible Assets Other intangible assets are composed of core deposit base intangibles recorded as a result of the acquisitions mentioned in the previous paragraph. Core deposit base intangibles are amortized over their expected life and evaluated for impairment if facts and circumstances indicate they may be impaired.

Mortgage Servicing Rights The carrying value of the Company's MSRs was $6.9 million at December 31, 2009, compared to $3.7 million at December 31, 2008, net of valuation allowances of $287,000 and $822,000, respectively. The increase in net carrying value was principally the result of the Company's increased origination and sale of fixed-rate, one- to four-family loans on a servicing retained basis, as previously described. As of December 31, 2009, the Company serviced $1.0 billion in loans for third-party investors compared to $728.4 million at December 31, 2008. For additional information, refer to "Results of Operations—Non-Interest Income," above, and "Critical Accounting Policies—Mortgage Servicing Rights," below, as well as "Item 1. Business—Lending Activities," above.

Other Assets Other assets consist of the following items on the dates indicated:

	At December 31	
	2009	2008
Accrued interest receivable:	(Dollars in thousands)	
Mortgage-related securities	$4,651	$6,669
Investment securities	1,875	1,734
Loans receivable	6,795	8,130
Total accrued interest receivable	13,321	16,533
Bank owned life insurance	53,295	51,261
Premises and equipment	51,715	52,209
Federal Home Loan Bank stock, at cost	46,092	46,092
Foreclosed properties and repossessed assets	17,689	4,768
Prepaid FDIC insurance premiums	12,521	–
Other assets	28,357	29,763
Total other assets	$222,990	$200,626

The Company's foreclosed properties and repossessed assets increased to $17.7 million at December 31, 2009, compared to $4.8 million at December 31, 2008. This increase was caused by the transfers to foreclosed real estate described in "Results of Operations—Provisions for Loan Losses," above. Also contributing was a general deterioration in economic conditions in 2009 that resulted in increased foreclosure and repossession actions on smaller one- to four-family and consumer loans. Management expects this trend to continue in the near term.

The Company's investment in the common stock of the FHLB of Chicago did not change in 2009. The FHLB of Chicago requires that its members own its common stock as a condition for borrowing; the stock is redeemable at par. In 2007 the FHLB of Chicago suspended the payment of dividends on its common stock. This suspension was due to the FHLB of Chicago entering into a memorandum of understanding with its primary regulator the Federal Housing Finance Board ("FHFB") which among other things restricted the dividends that the FHLB of Chicago can pay without prior approval of the FHFB. Management is unable to determine at this time when, or if, the FHLB of Chicago will resume payment of dividends on its common stock.

The Company's investment in the common stock of the FHLB of Chicago is carried at cost (par value) and is periodically reviewed for impairment. Investments in FHLB common stock are considered to be long-term investments under GAAP. Accordingly, the evaluation of FHLB common stock for impairment is based on management's assessment of the ultimate recoverability at the stock's par value rather than by temporary declines in its value. Based on a review of the FHLB of Chicago's results of operations, capital, liquidity, commitments, and other activities during 2009, as well as the continued status of the FHLB System as a government-sponsored entity, management concluded that the Company's FHLB stock was not impaired as of December 31, 2009. However, this conclusion is subject to numerous factors outside the Company's control, including, but not limited to, future legislative or regulatory changes and/or adverse economic developments that could have a negative impact on the Company's investment in the common stock of the FHLB of Chicago. Accordingly, a future determination of impairment could result in significant losses being recorded through earnings in future periods.

BOLI is long-term life insurance on the lives of certain current and past employees where the insurance policy benefits and ownership are retained by the employer. Its cash surrender value is an asset that the Company uses to partially offset the future cost of employee benefits. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person's death and certain other conditions are met. The increase in BOLI in 2009 was a result of the increase in the accumulated cash value of the insurance policies during the period.

Refer to "Results of Operations—Non-Interest Expense," above, for a discussion of prepaid FDIC insurance premiums.

Deposit Liabilities Deposit liabilities decreased by $9.2 million or 0.4% during the twelve months ended December 31, 2009, to $2.14 billion compared to $2.13 billion at December 31, 2008. Core deposits, consisting of checking, savings, and money market accounts, increased by $53.2 million or 6.7% during the year while certificates of deposit declined by a $44.0 million or 3.3%. During 2009 the Company aggressively reduced the rates it offers on its certificates of deposit and certain other deposit accounts in an effort to manage its overall liquidity position, which resulted in the decline in certificates of deposit. As a result of these efforts, the Company's weighted average cost of deposits declined by 94 basis points during the twelve months ended December 31, 2009.

The following table presents the distribution of the Company's deposit accounts at the dates indicated by dollar amount and percent of portfolio, and the weighted average rate.

	At December 31								
	2009			2008			2007		
	Amount	Percent of Total Deposit Liabilities	Weighted Average Nominal Rate	Amount	Percent of Total Deposit Liabilities	Weighted Average Nominal Rate	Amount	Percent of Total Deposit Liabilities	Weighted Average Nominal Rate
	(Dollars in thousands)								
Regular savings	$196,983	9.22%	0.06%	$185,003	8.68%	0.19%	$183,756	8.70%	0.45%
Interest-bearing demand	211,448	9.89	0.04	180,269	8.46	0.11	170,971	8.09	0.21
Money market savings	345,144	16.14	0.58	340,631	16.00	1.57	280,097	13.27	3.03
Non-interest bearing demand	94,619	4.43	0.00	89,106	4.18	0.00	97,506	4.61	0.00
Total demand accounts	848,194	39.68	0.26	795,009	37.32	0.74	732,330	34.67	1.32
Certificates of deposit:									
With original maturities of:									
Three months or less	17,645	0.83	0.63	19,791	0.93	1.78	45,199	2.17	3.97
Over three to 12 months	239,660	11.21	1.60	337,054	15.84	2.99	899,167	43.15	5.06
Over 12 to 24 months	812,154	37.99	2.62	731,884	34.40	4.04	235,670	11.31	4.61
Over 24 to 36 months	46,550	2.18	2.39	46,320	2.18	2.58	57,703	2.77	3.51
Over 36 to48 months	5,126	0.24	4.38	6,583	0.31	4.30	4,895	0.23	3.68
Over 48 to 60 months	168,179	7.87	3.99	191,636	9.02	4.25	118,489	5.70	4.12
Over 60months	-	0.00	0.00	-	0.00	0.00	-	0.00	0.00
Total certificates of deposit	1,289,314	60.32	2.58	1,333,268	62.68	3.72	1,361,123	65.33	4.79
Total deposit liabilities	$2,137,508	100.00%	1.66%	$2,128,277	100.00%	2.61%	$2,093,453	100.00%	3.59%

At December 31, 2009, the Company had $313.1 million in certificates of deposit with balances of $100,000 and over maturing as follows:

	Amount
Maturing in:	(In thousands)
Three months or less	$71,260
Over three months through six months	59,508
Over six months through 12 months	118,830
Over 12 months through 24 months	30,519
Over 24 months through 36 months	4,028
Over 36 months	28,908
Total certificates of deposits greater than $100,000	$313,053

The following table presents the Company's activity in its deposit liabilities for the periods indicated:

	For the Year Ended December 31		
	2009	2008	2007
	(Dollars in thousands)		
Total deposit liabilities at beginning of period	$2,128,277	$2,112,968	$2,149,523
Net withdrawals	(31,341)	(58,499)	(121,106)
Interest credited, net of penalties	40,572	73,808	65,036
Total deposit liabilities at end of period	$2,137,508	$2,128,277	$2,093,453

Borrowings The Company's borrowings consist of advances from the FHLB, which decreased slightly during the year as a result of the repayment and/or periodic amortization of a small number of advances. The Company's FHLB borrowings typically carry fixed rates of interest, have stated maturities beyond 2011, and are generally subject to significant prepayment penalties if repaid prior to their stated maturity. In addition, substantially all of the Company's advances have redemption features that permit the FHLB of Chicago to redeem the advances at its option on a quarterly basis. While the Company expects that it would be able to refinance any or all of its current borrowings with the FHLB of Chicago as they mature or are redeemed, it cannot provide any assurances that it could do so nor can it provide any assurance as to the terms at which any such refinancing could be made. For additional information refer to "Item 1. Business—Borrowings."

The following table sets forth certain information regarding the Company's borrowings at the end of and during the periods indicated:

	At or For the Year Ended December 31				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance outstanding at end of year:					
FHLB term advances	$906,979	$907,971	$912,459	$705,025	$765,796
Overnight borrowings from FHLB	–	–	–	–	–
Weighted average interest rate at end of year:					
FHLB term advances	4.26%	4.26%	4.27%	4.46%	3.58%
Overnight borrowings from FHLB	–	–	–	–	–
Maximum amount outstanding during the year:					
FHLB term advances	$907,971	$912,459	$921,781	$841,835	$909,920
Overnight borrowings from FHLB	–	5,000	52,100	38,000	186,000
Other borrowings	–	1,103	–	–	500
Average amount outstanding during the year:					
FHLB term advances	$907,443	$910,517	$865,540	$782,619	$811,937
Overnight borrowings from FHLB	–	22	3,570	3,242	50,712
Other borrowings	–	3	–	–	1
Weighted average interest rate during the year:					
FHLB term advances	4.32%	4.34%	4.34%	3.86%	3.25%
Overnight borrowings from FHLB	–	3.75%	5.56%	5.40%	2.95%
Other borrowings	–	1.92%	–	–	3.04%

Other Liabilities Other liabilities were $59.7 million at December 31, 2009, compared to $49.0 million at December 31, 2008. Substantially all of this increase was caused by payables to securities brokers for securities purchased in December 2009 that settled in January 2010.

Shareholders' Equity Shareholders' equity increased slightly from $399.6 million at December 31, 2008, to $402.5 million at the end of 2009. During 2009 the positive effects of the Company's earnings and a decline in its accumulated other comprehensive loss were partially offset by dividend payments and stock repurchases. Accumulated other comprehensive loss declined for reasons described in "Financial Condition—Securities Available-for-Sale," above.

During 2009, the Company repurchased 1.7 million shares of its common stock at an average price of $8.30 per share. From January 1, 2010, through February 8, 2010, the Company repurchased 690,800 shares of its common stock at an average price of $6.55 per share. As a result of these repurchases, no shares remain available for repurchase under the authorization that the Company's board of directors approved on November 3, 2009. Quarterly cash dividends of $0.09 per share were paid in each of the first three quarters of 2009 and $0.07 per share was paid in the last quarter of the year. The dividend payout ratio was 109.5% of net income during the twelve months ended December 31, 2009. On February 1, 2010, the Company's board of directors announced that it had declared a $0.07 per share dividend payable on March 1, 2010, to shareholders of record on February 11, 2010. For additional information relating to the Company's shareholders' equity, refer to "Item 1. Business—Shareholders' Equity," above.

The Company's ratio of total shareholders' equity to total assets was 11.46% at December 31, 2009, compared to 11.45% at December 31, 2008. For information relating to the Bank's regulatory capital, refer to "Note 8. Shareholders' Equity" in "Item 8. Financial Statements and Supplementary Data."

The payment of dividends or the repurchase of common stock by the Company is highly dependent on the ability of the Bank to pay dividends or otherwise distribute capital to the Company. Such payments are subject to any requirements imposed by law or regulations and to the interpretations thereof by the OTS. For further information about factors which could affect the Company's payment of dividends, refer to "Item 1. Business—Regulation and Supervision," as well as "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities," above.

Asset Quality The following table presents information regarding non-accrual mortgage, consumer loans, commercial business loans, accruing loans delinquent 90 days or more, and foreclosed properties and repossessed assets as of the dates indicated.

	At December 31				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-accrual mortgage loans:					
One- to four-family	$12,126	$8,185	$2,446	$1,594	$1,764
Multi-family	3,357	13,255	3,702	6,621	–
Commercial real estate	23,699	8,420	5,103	3,289	450
Construction and development	–	–	–	–	–
Total non-accrual mortgage loans	39,182	29,860	11,251	11,504	2,214
Non-accrual consumer loans:					
Secured by real estate	1,433	759	585	407	322
Other consumer loans	212	400	345	396	294
Total non-accrual consumer loans	1,645	1,159	930	803	616
Non-accrual commercial business loans	923	1,494	159	1,625	2,517
Total non-accrual loans	41,750	32,513	12,340	13,932	5,347
Accruing loans delinquent 90 days or more	834	576	602	565	487
Total non-performing loans	42,584	33,089	12,942	14,497	5,834
Foreclosed real estate and repossessed assets	17,689	4,768	3,687	1,231	708
Total non-performing assets	$60,273	$37,857	$16,629	$15,728	$6,542
Non-performing loans to total loans	2.83%	1.81%	0.65%	0.72%	0.29%
Non-performing assets to total assets	1.72%	1.08%	0.48%	0.46%	0.19%
Interest income that would have been recognized if non-accrual loans had been current	$2,671	$2,519	$1,002	$652	$1,159

The increase in the Company's non-performing loans in recent years was caused by a general deterioration in economic conditions and increased unemployment that resulted in increased stress on borrowers and increased loan delinquencies. A substantial portion of the increase in 2009 was caused by the default of $7.3 million in loans to three unrelated borrowers that are secured by office properties. The Company recorded an aggregate loss provision of $3.3 million on these loans in 2009 based on updated appraisals and expects to complete foreclosure on these loans in 2010. No additional losses are anticipated on these loans at this time, although there can be no assurances.

Also contributing to the increase in non-performing loans in 2009 was a $2.5 million loan secured by townhomes, a $2.3 million loan secured by a completed office condominium project, and a $1.1 million loan secured by improved land, all of which defaulted during the year. The Company continues to work with these borrowers and does not believe the loans were collateral dependent as of December 31, 2009, due to the existence of credible prospects which could return these loans to performing status. As such, management does not expect a loss on these loan relationships at this time, although there can be no assurance.

Management also continues to closely monitor a $2.2 million loan secured by a retail building and improved land that defaulted in 2009 and that management concluded was collateral dependent. The Company established a $450,000 loss allowance on this loan as of December 31, 2009, based on an internal management evaluation of the original appraisal. The Company does not anticipate an additional loss on this loan relationships at this time, although there can be no assurances.

Finally, the increase in non-performing loans in 2009 was also caused by a $6.2 million increase in smaller non-performing multi-family and commercial real estate loans, a $3.9 million increase in non-performing one- to four-family residential loans, and a $486,000 increase in non-performing consumer loans. The increases were due primarily to a general decline in economic conditions, as previously discussed.

The above developments were partially offset by the Company's acceptance of a deed in lieu of foreclosure on a $9.1 million loan secured by a completed condominium development project that defaulted in 2008, as described in "Results of Operations—Provision for (Recovery of) Loan Losses," above. In addition, the Company also accepted deeds in lieu of foreclosure on three other large loans that had an aggregate balance of $7.1 million (two of which were mentioned in "Results of Operations—Provision for (Recovery of) Loan Losses," above), as well as the foreclosure and/or repossession of collateral on numerous smaller loans during 2009. The collateral for all of these loans was transferred from loans to foreclosed properties and repossessed assets during 2009, net of their related loss allowances. Finally, non-performing commercial business loans declined by $571,000 or 38.2% during the twelve months ended December 31, 2009.

Management continues to closely monitor five loans to related borrowers that aggregated $9.5 million. These loans are secured by an office building, two apartment complexes, and developed land. Although three of these loans aggregating $6.7 million were performing in accordance with their loan terms as of December 31, 2009, they are cross-collateralized with the two remaining loans that were classified as non-performing as of December 31, 2009 and 2008. During 2009 the Company determined that it was possible that these loans will become collateral dependent and that, due to the cross-collateralization, it was prudent to establish a provision for loan loss of $2.1 million on the entire loan relationship. This loss, which was based on an internal management evaluation of the original appraisal, was in addition to $500,000 that was recorded against one of these loans in an earlier year. The Company does not anticipate an additional loss on this loan relationships at this time, although there can be no assurances.

The increase in non-performing loans in 2008 compared to 2007 was due in part to a $9.1 million loan on a completed condominium development project that defaulted in that year (as described in a preceding paragraph). Also contributing to the increase in 2008 was the aforementioned deterioration in economic conditions which caused a $5.4 million increase in non-performing one- to four-family mortgage loans, as well as smaller increases in non-performing consumer and commercial business loans.

Management believes non-performing loans and assets, expressed as a percentage of total loans and assets, compare favorably with national averages for financial institutions, due in part to the Company's conservative loan underwriting standards. In addition, management believes real estate values in Wisconsin have not been as negatively impacted by recent economic developments as certain other regions of the United States.

Loans considered to be impaired as defined by the accounting standards at December 31, 2009, totaled $42.6 million as compared to $33.1 million at December 31, 2008, $20.2 million at December 31, 2007, $17.3 million at December 31, 2006, and $9.7 million at December 31, 2005. The average of impaired loans for the year ended December 31, 2009, was $40.2 million and the interest received and recognized on these loans was $196,000.

The following table presents the activity in the Company's allowance for loan losses at or for the periods indicated.

	At or for the Years Ended December 31				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of period	$12,208	$11,774	$12,574	$12,090	$13,923
Provision for (recovery of) loan losses	12,413	1,447	(272)	632	541
Charge-offs:					
Mortgage loans	(5,829)	(613)	(178)	(44)	–
Consumer loans	(526)	(411)	(412)	(271)	(327)
Commercial business loans	(1,291)	(34)	(33)	(52)	(2,104)
Total charge-offs	(7,646)	(1,058)	(623)	(367)	(2,431)
Recoveries:					
Mortgage loans	20	–	–	–	–
Consumer loans	33	45	95	81	49
Commercial business loans	–	–	–	138	8
Total recoveries	53	45	95	219	57
Net charge-offs recoveries	(7,593)	(1,013)	(528)	(148)	(2,374)
Balance at end of period	$17,028	$12,208	$11,774	$12,574	$12,090
Net charge-offs to average loans	0.45%	0.05%	0.03%	0.01%	0.12%
Allowance for loan losses to total loans	1.13%	0.67%	0.59%	0.62%	0.61%
Allowance for loan losses to non-performing loans	39.99%	36.89%	90.98%	86.74%	207.23%

The increases in the Company's allowance for loan losses since 2007 were caused by the net effects of the loan loss provisions and charge-off activity described in previous paragraphs (refer to "Results of Operations—Provision for (Recovery of) Loan Losses," above). Increases in non-performing loans, as well as management's general concerns regarding continued deterioration in economic conditions, declines in real estate values, and a general increase in stressed loans in the Company's loan portfolio, have resulted in increased provisions for loan losses in 2009 and 2008. The Company's aforementioned acceptance of deeds in lieu of foreclosure on four large loans during the 2009, as well as a general increase in foreclosure and repossession activity related to smaller loans in both 2009 and 2008, have resulted in increased charge-off activity in recent years. Management is unable to determine at this time if or when these trends will reverse.

The Company's ratio of allowance for loan losses to total loans increased in 2009 due to an increase in the dollar amount of the allowance for loan loss, as previously described, offset in part by an overall decline in total loans receivable during the year. The Company's ratio of allowance for loan losses as a percent of non-performing loans was lower at the end of 2009 and 2008 than it was in prior years as a result of the net effects of the loan loss provision and charge-off activity described above, as well as an increase in non-performing loans.

Although management believes the Company's present level of allowance for loan losses is adequate, there can be no assurances that future adjustments to the allowance will not be necessary, which could adversely affect the Company's results of operations. For additional discussion, refer to "Asset Quality—Allowance for Loan Losses" in "Item 1. Business," above, and "Critical Accounting Policies—Allowance for Loan Losses," below.

The following table represents the Company's allocation of its allowance for loan losses by loan category on the dates indicated:

	At December 31									
	2009		2008		2007		2006		2005	
	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans
Loan category:	(Dollars in thousands)									
Mortgage loans:										
One- to four-family	$2,823	16.58%	$3,038	47.43%	$3,324	51.12%	$3,531	53.03%	$3,294	50.94%
Other mortgage loans	10,036	58.94	5,710	32.11	4,040	27.96	3,049	24.16	2,424	23.61
Total mortgage loans	12,859	75.52	8,748	79.54	7,364	79.08	6,580	77.19	5,718	74.55
Home equity lines	1,425	8.37	473	4.59	496	4.37	496	4.33	483	4.29
Other consumer	819	4.81	1,652	13.25	1,770	13.95	2,060	16.02	2,118	18.38
Commercial loans	1,925	11.30	1,335	2.62	2,144	2.60	3,438	2.46	3,771	2.78
Total allowance for loan losses	$17,028	100.00%	$12,208	100.00%	$11,774	100.00%	$12,574	100.00%	$12,090	100.00%

Critical Accounting Policies

There are a number of accounting policies that the Company has established which require a significant amount of management judgment. A number of the more significant policies are discussed in the following paragraphs.

Allowance for Loan Losses Establishing the amount of the allowance for loan losses requires the use of management judgment. The allowance for loan losses is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and pools of homogenous loans, actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary. If management misjudges a major component of the allowance and the Company experiences an unanticipated loss, it will likely affect earnings. Developments affecting loans can also cause the allowance to vary significantly between quarters. Management consistently challenges itself in the review of the risk components to identify any changes in trends and their causes.

Other-Than-Temporary Impairment Generally accepted accounting principles require enterprises to determine whether a decline in the fair value of an individual debt security below its amortized cost is other than temporary. If the decline is deemed to be other than temporary, the cost basis of the security must be written down through a charge to earnings. Determination of an other-than-temporary impairment requires significant management judgment relating to the probability of future cash flows, the financial condition and near-term prospects of the issuer of the security, and/or the collateral for the security, the duration and extent of the decline in fair value, and the ability and intent of the Company to retain the security, among other things. Future changes in management's assessment of other-than-temporary impairment on its securities could result in significant charges to earnings in future periods.

Goodwill Goodwill has been recorded as a result of two acquisitions in which the purchase price exceeded the fair value of tangible and identifiable intangible net assets acquired. Management analyzes goodwill annually for impairment or more frequently when, in the judgment of management, an event has occurred that may indicate that additional analysis is required. The analysis of goodwill for impairment requires the use of significant management judgment. If goodwill is determined to be impaired, it would be expensed in the period in which it becomes impaired.

Income Taxes The assessment of the Company's tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions, regulatory actions or interpretations, or changes in positions of federal and state taxing authorities will not differ from management's current assessments. The impact of these matters could be significant to the consolidated results of operations and reported earnings.

The Company describes all of its significant accounting policies in "Note 1. Basis of Presentation" in "Item 8. Financial Statements and Supplementary Data."

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the Company's Consolidated Financial Statements.

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(Dollars in thousands)				
Deposit liabilities without a stated maturity (1)	$848,194	–	–	–	$848,194
Certificates of deposit (1)	992,752	$168,755	$127,807	–	1,289,314
Borrowed funds (1) (2)	–	100,000	264	$806,715	906,979
Operating leases	974	1,444	1,212	2,898	6,528
Purchase obligations	1,680	3,360	3,360	8,395	16,795
Deferred retirement plans and deferred compensation plans	664	2,191	2,667	8,733	14,255

(1) Excludes interest to be paid in the periods indicated.
(2) Includes $856.0 million of borrowings that contain redemption features that permit the FHLB of Chicago to redeem the advances at its option on a quarterly basis.

The Company's operating lease obligations represent short- and long-term lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology.

The Company also has obligations under its deferred retirement plan for directors as described in "Note 10. Employee Benefit Plans" in "Item 8. Financial Statements and Supplementary Data."

The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2009. Further discussion of these commitments is included in the "Note 13. Financial Instruments with Off-Balance Sheet Risk" in "Item 8. Financial Statements and Supplementary Data."

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(Dollars in thousands)				
Commitments to extend credit:					
Commercial real estate	$2,163	–	–	–	$2,163
Residential real estate	35,792	–	–	–	35,792
Revolving home equity and credit card lines	150,424	–	–	–	150,424
Standby letters of credit	60	–	$41	$10	111
Commercial letters of credit	18,904	–	–	–	18,904
Unused commercial lines of credit	524	–	–	–	524
Net commitments to sell mortgage loans	(27,668)	–	–	–	(27,668)

Commitments to extend credit, including loan commitments, standby letters of credit, unused lines of credit and commercial letters of credit do not necessarily represent future cash requirements, since these commitments often expire without being drawn upon.

Quarterly Financial Information

The following table sets forth certain unaudited quarterly data for the periods indicated:

2009	Quarter Ended			
	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share amounts)			
Interest income	$41,986	$39,166	$35,727	$34,934
Interest expense	22,793	21,301	20,403	19,286
Net interest income	19,193	17,865	15,324	15,648
Provision for loan losses	3,161	472	5,189	3,591
Net income after provision for loan losses	16,032	17,393	10,135	12,057
Total non-interest income	9,285	7,552	8,613	5,536
Total non-interest expense	16,459	18,576	16,731	15,694
Income before income taxes	8,858	6,369	2,017	1,899
Income taxes	1,669	2,553	772	424
Net income before non-controlling interest	7,189	3,816	1,245	1,475
Net (income) loss attributable to non-controlling interest	(1)	1	–	–
Net income	$7,188	$3,817	$1,245	$1,475
Earnings per share-basic	$0.15	$0.08	$0.03	$0.03
Earnings per share-diluted	$0.15	$0.08	$0.03	$0.03
Cash dividend paid per share	$0.09	$0.09	$0.09	$0.07

2008	Quarter Ended			
	March 31	June 30	September 30	December 31
Interest income	$45,268	$44,075	$44,225	$43,988
Interest expense	28,239	25,980	25,643	24,329
Net interest income	17,029	18,095	18,582	19,659
Provision for loan losses	156	67	1,135	89
Net income after provision for loan losses	16,873	18,028	17,447	19,570
Total non-interest income	6,290	4,059	843	6,516
Total non-interest expense	15,601	15,727	16,022	16,028
Income before income taxes	7,562	6,360	2,268	10,058
Income taxes	2,501	2,081	645	3,867
Net income before non-controlling interest	5,061	4,279	1,623	6,191
Net loss attributable to non-controlling interest	1	–	–	1
Net income	$5,062	$4,279	$1,623	$6,192
Earnings per share-basic	$0.11	$0.09	$0.03	$0.13
Earnings per share-diluted	$0.10	$0.09	$0.03	$0.13
Cash dividend paid per share	$0.09	$0.09	$0.09	$0.09

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's ability to maintain net interest income depends upon earning a higher yield on assets than the rates it pays on deposits and borrowings. Fluctuations in market interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets and interest-bearing liabilities, other than those with a very short term to maturity.

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature during a given period of time. The difference, or the interest rate sensitivity "gap," provides an indication of the extent to which the Company's interest rate spread will be affected by changes in interest rates. Refer to "Gap Analysis" below. Interest rate sensitivity is also measured through analysis of changes in the present value of the Company's equity. Refer to "Present Value of Equity," below.

Due to the nature of the Company's operations, it is not directly subject to foreign currency exchange or commodity price risk. Instead, the Company's real estate loan portfolio, which is concentrated in Wisconsin, is subject to risks associated with the state and local economies.

To achieve the objectives of managing interest rate risk, the Company's executive management meets periodically to discuss and monitor the market interest rate environment and provides reports to the board of directors. Management seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, the Company's earnings will remain within an acceptable range. Thee primary objectives of the Company's interest rate management strategy are to:

- maintain earnings and capital within self-imposed parameters over a range of possible interest rate environments;

- coordinate interest rate risk policies and procedures with other elements of the Company's business plan, all within the context of the current business environment and regulatory capital and liquidity requirements; and

- manage interest rate risk in a manner consistent with the approved guidelines and policies set by the Company's board of directors.

Historically, the Company's lending activities have been concentrated in one- to four-family first and second mortgage loans. The Company's primary source of funds has been deposits and borrowings, consisting primarily of certificates of deposit and borrowings which have substantially shorter terms to maturity than the loan portfolio. The Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including:

- emphasizing the origination of adjustable rate and certain 15-year fixed rate mortgage loans for portfolio, and selling certain 15, 20, and 30 year fixed rate mortgage loans in the secondary market;

- maintaining a significant level of investment securities and mortgage-related securities with a weighted average life of less than eight years or with interest rates that reprice in less than five years; and

- managing deposits and borrowings to provide stable funding.

Management believes that the frequent repricing of adjustable rate mortgage loans, the cash flows from 15-year fixed rate real estate loans, the shorter duration of consumer loans, and adjustable rate features and shorter durations of investment securities, reduce the Company's interest rate risk exposure to acceptable levels.

Gap Analysis Repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a financial institution's interest rate sensitivity "gap." An asset or liability is said to be "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.

A gap is considered positive when the amount of interest-earning assets maturing or repricing within a specific time period exceeds the amount of interest-bearing liabilities maturing or repricing within that specific time period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing within a specific time period exceeds the amount of interest-earning assets maturing or repricing within the same period. During a period of rising interest rates, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yields of its assets and thus a decrease in the institution's net interest income. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to reduce net interest income.

The table on the next page presents the amounts of the Company's interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009, which management anticipates to reprice or mature in each of the future time periods shown. The information presented in the following table is based on the following assumptions:

- Investment securities—based upon contractual maturities and if applicable, call dates. $177.8 million in investment securities with maturities beyond one year have been classified as due within one year based on their call dates. These investments may not be called prior to their stated maturities. $396.3 million in investment securities with call dates within one year have been classified as due beyond one year according to their stated maturities. These investments may be called prior to their stated maturities.

- Mortgage-related securities—based upon known repricing dates (if applicable) and an independent outside source for determining estimated prepayment speeds. Actual cash flows may differ substantially from these assumptions.

- Loans—based upon contractual maturities, repricing date, if applicable, scheduled repayments of principal, and projected prepayments of principal based upon the Company's historical experience or anticipated prepayments. Actual cash flows may differ substantially from these assumptions.

- Deposit liabilities—based upon contractual maturities and the Company's historical decay rates. Actual cash flows may differ from these assumptions.

- Borrowings—based upon final maturity. However, $856.0 million of borrowings classified as due beyond one year contain a redemption option which has not been reflected in the analysis. These borrowings could be redeemed at the option of the lender prior to their stated maturity (refer to "Financial Condition—Borrowings," above).

	At December 31, 2009					
	Within Three Months	Three to Twelve Months	More than 1 Year to 2 Years	More than 3 Years - 5 Years	Over 5 Years	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable:						
Mortgage loans:						
Permanent:						
Fixed	$46,078	$112,801	$173,621	$87,722	$103,030	$523,252
Adjustable	82,353	277,815	197,222	34,157	243	591,790
Construction:						
Fixed	8,543	9,063	6,949	351	4,331	29,237
Adjustable	22,531	6,661	–	12,707	–	41,899
Consumer loans	102,124	51,772	66,410	29,094	24,731	274,131
Commercial business loans	20,187	15,991	14,531	497	38	51,244
Interest-earning deposits	189,962	–	–	–	–	189,962
Investment securities	21,545	177,800	94,884	225,350	95,991	615,570
Mortgage-related securities:						
Fixed	29,009	75,065	123,040	120,663	257,087	604,864
Adjustable	114,724	147,743	–	–	–	262,467
Other interest-earning assets	46,092	–		–	–	46,092
Total interest-earning assets	683,148	874,711	676,657	510,541	485,451	3,230,508
Non-interest-bearing and interest-bearing liabilities:						
Non-interest-bearing demand accounts	303	902	2,361	2,300	85,919	91,785
Interest-bearing liabilities:						
Deposit liabilities:						
Interest-bearing demand accounts	706	2,105	5,513	5,369	200,590	214,283
Regular savings accounts	1,053	3,109	7,934	7,448	177,439	196,983
Money market accounts	345,144	–	–	–	–	345,144
Certificates of deposit	315,766	699,380	146,360	127,807	–	1,289,313
Advance payments by borrowers for taxes and insurance	–	2,508	–	–	–	2,508
Borrowings	258	786	102,254	2,680	801,001	906,979
Total interest-bearing liabilities	663,230	708,790	264,422	145,604	1,264,949	3,046,995
Interest rate sensitivity gap	$19,918	$165,921	$412,235	$364,937	$(779,498)	$183,513
Cumulative interest rate sensitivity gap	$19,918	$185,839	$598,074	$963,011	$183,513	
Cumulative interest rate sensitivity gap as a percent of total assets	0.57%	5.29%	17.03%	27.42%	5.23%	
Cumulative interest-earning assets as a percentage of interest-bearing liabilities	103.00%	113.54%	136.55%	154.04%	106.02%	

Based on the above gap analysis, at December 31, 2009, the Company's interest-earning assets maturing or repricing within one year exceeded its interest-bearing liabilities maturing or repricing within the same period by $185.8 million. This represented a positive cumulative one-year interest rate sensitivity gap of 5.3%, and a ratio of interest-earning assets maturing or repricing within one year to interest-bearing liabilities maturing or repricing within one year of 113.5%. Based on this information, management anticipates that over the course of the next year the Company's net interest income could benefit from an increase in market interest rates. Alternatively, the Company's net interest income could be adversely affected by a decline in market interest rates. However, it should be noted that the Company's future net interest income is affected by more than just future market interest rates. Net interest income is also affected by absolute and relative levels of earning assets and interest-bearing liabilities, the level of non-performing loans and other investments, and by other factors outlined in "Item 1. Business—Cautionary Statement," "Item 1A. Risk Factors," and "Item 7. Management Discussion of Financial Condition and Results of Operations."

In addition to not anticipating all of the factors that could impact future net interest income, gap analysis has certain shortcomings. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable rate loans, have features which limit changes in interest rates on a short term basis and over the life of the loan. If interest rates change, prepayment, and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of borrowers to make payments on their adjustable rate loans may decrease if interest rates increase.

Present Value of Equity In addition to the gap analysis table, management also uses simulation models to monitor interest rate risk. The models report the present value of equity ("PVE") in different interest rate environments, assuming an instantaneous and permanent interest rate shock to all interest rate sensitive assets and liabilities. The PVE is the difference between the present value of expected cash flows of interest rate sensitive assets and liabilities. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable rate, caps, and floors) relative to the current interest rate environment. For example, in a rising interest rate environment, the fair market value of a fixed rate asset will decline whereas the fair market value of an adjustable rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the PVE whereas decreases in market value of assets will decrease the PVE. Conversely, increases in the market value of liabilities will decrease the PVE whereas decreases in the market value of liabilities will increase the PVE.

The following table presents the estimated PVE over a range of interest rate change scenarios at December 31, 2009. The present value ratio shown in the table is the PVE as a percent of the present value of total assets in each of the different rate environments. For purposes of this table, management has made assumptions such as prepayment rates and decay rates similar to those used for the gap analysis table.

Change in Interest Rates (Basis Points)	Present Value of Equity			Present Value of Equity as Percent of Present Value of Assets	
	Dollar Amount	Dollar Change	Percent Change	Present Value Ratio	Percent Change
	(Dollars in thousands)				
+300	$379,148	$(147,605)	(28.0)%	11.20%	(22.4)%
+200	435,625	(91,128)	(17.3)	12.54	(13.1)
+100	485,394	(41,359)	(7.9)	13.63	(5.6)
0	526,753	–	–	14.43	–
-100	496,638	(30,115)	(5.7)	13.43	(6.9)

Based on the above analysis, management anticipates that the Company's PVE may be adversely affected by an increase in interest rates. The decline in the PVE as a result of an increase in rates is attributable to the combined effects of a decline in the present value of the Company's earning assets (which is further impacted by an extension in duration in rising rate environments due to slower loan prepayments and reduced likelihood of security calls), partially offset by a decline in the present value of FHLB advances. However, at higher interest rate scenarios (i.e., +300), management has assumed the Company's FHLB advances will be redeemed, which reduces the positive impact of this offset in higher interest rate scenarios. Based on the above analysis, management anticipates that the Company's PVE may also be adversely impacted by a decrease in interest rates. This decline is due to shorter earning asset durations in lower interest rate scenarios which reduces the positive impact decreases in interest rates normally have on the present value of earning assets. It should be noted that the Company's PVE is impacted by more than changes in market interest rates. Future PVE is also affected by management's decisions relating to reinvestment of future cash flows, decisions relating to funding sources, and by other factors outlined in "Item 1. Business—Cautionary Statement," "Item 1A. Risk Factors," and "Item 7. Management Discussion of Financial Condition and Results of Operations."

As is the case with gap analysis, PVE analysis also has certain shortcomings. PVE modeling requires management to make assumptions about future changes in market interest rates that are unlikely to occur, such as parallel or equal changes in all market rates across all maturity terms. PVE modeling also requires that management make assumptions which may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, management makes assumptions regarding the acceleration rate of the prepayment speeds of higher yielding mortgage loans. Prepayments will accelerate in a falling rate environment and the reverse will occur in a rising rate environment. Management also assumes that decay rates on core deposits will accelerate in a rising rate environment and the reverse in a falling rate environment. The model assumes that the Company will take no action in response to the changes in interest rates, when in practice rate changes on certain products, such as savings deposits, may lag behind market changes. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and therefore cannot be determined with precision. Accordingly, although the PVE model may provide an estimate of the Company's interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on the Company's PVE.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Bank Mutual Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Bank Mutual Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2009 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of Bank Mutual Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 5, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bank Mutual Corporation

We have audited the accompanying statements of income, equity, and cash flows of Bank Mutual Corporation for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated results of operations and cash flows of Bank Mutual Corporation and Subsidiaries for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Milwaukee, Wisconsin
March 5, 2008

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Financial Condition

	December 31	
	2009	2008
Assets	*(Dollars in Thousands)*	
Cash and due from banks	$37,696	$41,017
Interest-earning deposits in banks	189,962	71,876
Cash and cash equivalents	227,658	112,893
Securities available-for-sale, at fair value:		
Investment securities	614,104	419,138
Mortgage-related securities	866,848	850,867
Loans held-for-sale, net	13,534	19,030
Loans receivable, net	1,506,056	1,829,053
Goodwill	52,570	52,570
Mortgage servicing rights, net	6,899	3,703
Other intangible assets, net	1,405	1,809
Other assets	222,990	200,626
Total assets	$3,512,064	$3,489,689
Liabilities and equity		
Liabilities:		
Deposit liabilities	$2,137,508	$2,128,277
Borrowings	906,979	907,971
Advance payments by borrowers for taxes and insurance	2,508	1,929
Other liabilities	59,668	48,977
Total liabilities	3,106,663	3,087,154
Equity:		
Preferred stock–$0.01 par value:		
Authorized –20,000,000 shares in 2009 and 2008		
Issued and outstanding–none in 2009 and 2008	–	–
Common stock – $0.01 par value:		
Authorized –200,000,000 shares in 2009 and 2008		
Issued–78,783,849 shares in 2009 and 2008		
Outstanding–46,165,635 shares in 2009 and 47,686,759 in 2008	788	788
Additional paid-in capital	499,376	498,501
Retained earnings	272,518	273,826
Unearned ESOP shares	(347)	(1,247)
Accumulated other comprehensive loss	(2,406)	(16,404)
Treasury stock–32,618,214 shares in 2009 and 31,097,090 in 2008	(367,452)	(355,853)
Total shareholders' equity	402,477	399,611
Non-controlling interest in real estate partnership	2,924	2,924
Total equity including non-controlling interest	405,401	402,535
Total liabilities and equity	$3,512,064	$3,489,689

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Income

	Year ended December 31		
	2009	2008	2007
	(Dollars in Thousands, Except Per Share Data)		
Interest income:			
Loans	$95,802	$113,635	$123,141
Investment securities	18,199	16,041	4,871
Mortgage-related securities	37,734	45,535	52,518
Interest-earning deposits	79	2,345	2,471
Total interest income	151,814	177,556	183,001
Interest expense:			
Deposit liabilities	44,568	64,689	76,011
Borrowings	39,205	39,484	37,738
Advance payments by borrowers for taxes and insurance	11	18	22
Total interest expense	83,784	104,191	113,771
Net interest income	68,030	73,365	69,230
Provision for (recovery of) loan losses	12,413	1,447	(272)
Net interest income after provision for loan losses	55,617	71,918	69,502
Non-interest income:			
Service charges on deposits	6,408	6,688	6,612
Brokerage and insurance commissions	2,785	2,626	2,617
Loan related fees and servicing revenue, net	130	(6)	1,026
Gain on loan sales activities, net	9,110	2,109	1,478
Gain (loss) on investments, net	6,758	(1,166)	(1,228)
Gain (loss) on foreclosed real estate, net	(642)	(155)	8
Real estate investment partnership income	–	–	1,422
Other non-interest income	6,436	7,612	8,493
Total non-interest income	30,985	17,708	20,428
Non-interest expense:			
Compensation, payroll taxes, and other employee benefits	39,077	38,538	38,234
Occupancy and equipment	11,760	11,614	11,277
Federal insurance premiums and special assessments	4,597	332	258
Amortization of other intangible assets	405	618	661
Real estate investment partnership cost of sales	–	–	645
Other non-interest expense	11,620	12,275	12,468
Total non-interest expense	67,459	63,377	63,543
Income before income taxes	19,143	26,249	26,387
Income tax expense	5,418	9,094	8,892
Net income before non-controlling interest	13,725	17,155	17,495
Net (income) loss attributable to non-controlling interests	–	1	(392)
Net income	$13,725	$17,156	$17,103
Per share data:			
Earnings per share–basic	$0.29	$0.36	$0.32
Earnings per share–diluted	$0.29	$0.35	$0.31
Cash dividends per share paid	$0.34	$0.36	$0.33

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest in Real Estate Partnership	Total
Balance at December 31, 2006	$788	$496,302	$273,454	$(3,066)	$(15,426)	$(218,273)	$2,518	$536,297
Comprehensive income:								
Net income	–	–	17,103	–	–	–	–	17,103
Net Income attributable to non-controlling interest	–	–	–	–	–	–	392	392
Other comprehensive income:								
Change in net unrealized loss on securities available-for-sale, net of deferred income taxes of $4,707	–	–	–	–	7,973	–	–	7,973
Reclassification adjustment for gain on securities included in income, net of income taxes of $492	–	–	–	–	736	–	–	736
Pension asset, net of deferred income taxes of $349	–	–	–	–	648	–	–	648
Total comprehensive income	–	–	–	–	–	–	–	26,852
Purchase of treasury stock	–	–	–	–	–	(120,687)	–	(120,687)
Committed ESOP shares	–	2,829	–	900	–	–	–	3,729
Exercise of stock options	–	(3,001)	–	–	–	4,830	–	1,829
Share based payments	–	2,278	–	–	–	(126)	–	2,152
Cash dividends ($0.33 per share)	–	–	(17,227)	–	–	–	–	(17,227)
Balance at December 31, 2007	$788	$498,408	$273,330	$(2,166)	$(6,069)	$(334,256)	$2,910	$432,945
Comprehensive income:								
Net income	–	–	17,156	–	–	–	–	17,156
Net Income attributable to non-controlling interest	–	–	–	–	–	–	(1)	(1)
Other comprehensive income:								
Change in net unrealized loss on securities available-for-sale, net of deferred income taxes of $(3,430)	–	–	–	–	(6,633)	–	–	(6,633)
Reclassification adjustment for gain on securities included in income, net of income taxes of $468	–	–	–	–	698	–	–	698
Pension liability, net of deferred income taxes of $(2,491)	–	–	–	–	(4,392)	–	–	(4,392)
Total comprehensive income	–	–	–	–	–	–	–	6,828
Impact of change in measurement date for qualified and supplemental pension plans	–	–	(218)	–	(8)	–	–	(226)
Capital contribution to real estate partnership	–	–	–	–	–	–	15	15
Purchase of treasury stock	–	–	–	–	–	(29,927)	–	(29,927)
Issuance of management recognition plan shares	–	(403)	–	–	–	403	–	–
Committed ESOP shares	–	2,696	–	919	–	–	–	3,615
Exercise of stock options	–	(4,489)	–	–	–	8,181	–	3,692
Share based payments	–	2,289	–	–	–	(254)	–	2,035
Cash dividends ($0.36 per share)	–	–	(16,442)	–	–	–	–	(16,442)
Balance at December 31, 2008	$788	$498,501	$273,826	$(1,247)	$(16,404)	$(355,853)	$2,924	$402,535

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Equity (continued)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest in Real Estate Partnership	Total
Balance at December 31, 2008	$788	$498,501	$273,826	$(1,247)	$(16,404)	$(355,853)	$2,924	$402,535
Comprehensive income:								
Net income	–	–	13,725	–	–	–	–	13,725
Net income attributable to non-controlling interest	–	–	–	–	–	–	–	–
Other comprehensive income:								
Change in net unrealized loss on securities available-for-sale, net of deferred income taxes of $8,847	–	–	–	–	15,660	–	–	15,660
Reclassification adjustment for gain on securities included in income, net of income taxes of $(2,710)	–	–	–	–	(4,048)	–	–	(4,048)
Pension asset, net of deferred income taxes of $1,126	–	–	–	–	2,386	–	–	2,386
Total comprehensive income	–	–	–	–	–	–	–	27,723
Purchase of treasury stock	–	–	–	–	–	(14,397)	–	(14,397)
Committed ESOP shares	–	1,969	–	900	–	–	–	2,869
Exercise of stock options	–	(1,966)	–	–	–	2,798	–	832
Share based payments	–	872	–	–	–	–	–	872
Cash dividends ($0.34 per share)	–	–	(15,033)	–	–	–	–	(15,033)
Balance at December 31, 2009	$788	$499,376	$272,518	$(347)	$(2,406)	$(367,452)	$2,924	$405,401

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31		
	2009	2008	2007
	(Dollars in Thousands)		
Operating activities:			
Net income	$13,725	$17,156	$17,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Net provision for (recovery of) loan losses	12,413	1,447	(272)
Provision for depreciation	2,567	2,469	2,620
Amortization of other intangible assets	405	618	661
Amortization of mortgage servicing rights	3,023	1,587	1,191
Increase (decrease) in valuation on MSRs	(535)	822	–
Minority interest in real estate investment partnership	–	1	392
Stock-based compensation expense	3,741	5,650	5,881
Net amortization on securities	2,039	(1,482)	(1,894)
Loans originated for sale	(578,312)	(139,387)	(107,045)
Proceeds from loan sales	587,234	129,014	103,112
Net gain on sale of available-for-sale securities	(7,589)	(7,192)	–
Other than temporary impairment of available-for-sale securities	831	8,358	1,228
Net gain from real estate investment partnership	–	–	(777)
Gain on sales of loans originated for sale	(9,110)	(2,109)	(1,478)
Increase (decrease) in other liabilities	13,077	(54)	(15,518)
Decrease (increase) in other assets	(12,387)	(9,452)	21,415
Decrease (increase) in accrued interest receivable	3,212	(1,908)	(1,118)
Net cash provided by operating activities	34,334	5,538	25,501
Investing activities:			
Proceeds from maturities of investment securities	467,902	29,992	–
Purchases of investment securities	(689,075)	(351,202)	(51,270)
Purchases of mortgage-related securities	(779,170)	(345,842)	(247,428)
Principal repayments on mortgage-related securities	318,225	195,479	227,041
Proceeds from sale of investment securities	493,639	392,358	–
Net decrease in loans receivable	286,863	160,877	26,317
Proceeds from real estate investment partnership	–	–	1,422
Purchase of Federal Home Loan Bank stock	–	–	(216)
Proceeds from sale of foreclosed properties	3,949	2,100	949
Net purchases of premises and equipment	(2,122)	(3,145)	(3,722)
Net cash provided by (used in) investing activities	100,211	80,618	(46,907)

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year ended December 31		
	2009	2008	2007
	(Dollars in Thousands)		
Financing activities:			
Net cash inflows (outflows) from deposit liabilities	$9,231	$34,825	$(56,070)
Net decrease in short-term borrowings	–	–	(175,000)
Proceeds from long-term borrowings	–	–	657,950
Repayments on long-term borrowings	(992)	(4,488)	(275,516)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	579	114	(384)
Proceeds from exercise of stock options	556	3,313	1,396
Excess tax benefit from exercise of stock options	276	379	433
Cash dividends	(15,033)	(16,442)	(17,227)
Capital contribution to real estate partnership	–	14	–
Purchase of treasury stock	(14,397)	(29,927)	(120,687)
Net cash provided by (used in) financing activities	(19,780)	(12,212)	14,895
Increase (decrease) in cash and cash equivalents	114,765	73,944	(6,511)
Cash and cash equivalents at beginning of year	112,893	38,949	45,460
Cash and cash equivalents at end of year	$227,658	$112,893	$38,949
Supplemental information:			
Interest paid on deposits and borrowings	$84,927	$121,660	$102,744
Income taxes paid	9,112	10,704	8,187
Loans transferred to foreclosed and repossessed assets	23,721	3,179	3,724

Refer to Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Bank Mutual Corporation (the "Company"), a Wisconsin corporation, is a federally-registered unitary savings and loan bank holding company which holds all of the outstanding shares of Bank Mutual, a federal savings bank (the "Bank").

The Bank is a federal savings bank offering a full range of financial services to customers who are primarily located in the state of Wisconsin. The Bank is principally engaged in the business of attracting deposits from the general public and using such deposits to originate residential and commercial real estate loans, consumer loans, and commercial and industrial loans.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiaries. The Bank has the following wholly-owned subsidiaries: BancMutual Financial & Investment Services, Inc., Mutual Investment Corporation, MC Development Ltd., and First Northern Investments, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The Bank or its subsidiaries also own 50% interests in two entities, Savings Financial Corporation, which is accounted for using the equity method, and Arrowood Development, LLC, which is a variable interest entity and is consolidated into the financial statements.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers federal funds sold and interest-bearing deposits in banks that have original maturities of three months or less to be cash equivalents. Under Regulation D, the Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the years ended December 31, 2009 and 2008, was approximately $600 and $610, respectively.

Federal Home Loan Bank Stock

Stock of the Federal Home Loan Bank of Chicago ("FHLB of Chicago") is owned due to regulatory requirements and carried at cost, which is its redemption value, and is included in other assets. FHLB stock is periodically reviewed for impairment based on management's assessment of the ultimate recoverability of the investment rather than temporary declines in its estimated fair value.

Securities Available-for-Sale

Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income in shareholders' equity.

The amortized cost of securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the

1. Summary of Significant Accounting Policies (continued)

security. Such accretion or amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net gain or loss on sales of securities and are based on the specific identification method.

Impairment of available-for-sale securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered include the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer of a security; and the Company's intent and/or likely need to sell the security before its anticipated recovery in fair value. Further, if the Company does not expect to recover the entire amortized cost of the security (i.e., a credit loss is expected), the Company will be unable to assert that it will recover its cost basis even if it does not intend to sell the security. If, based upon an analysis of each of these factors, it is determined that the impairment is other-than-temporary, the carrying value of the security is written down through earnings by the amount of the expected credit loss.

Loans Held-for-Sale

In 2009, loans held-for-sale, which generally consist of current production of certain fixed-rate mortgage loans, are recorded at market value, determined on an individual loan basis. Prior to 2009, loans held-for-sale were recorded at the lower of cost or market value, determined on an individual loan basis. Refer to "Recent Accounting Changes," below, for additional discussion. The Company's interest rate lock commitments and forward commitments to sell loans are measured at fair value with the resulting unrealized gain or loss included in loans held-for-sale. Fees received from the borrower are deferred and recorded as an adjustment of the carrying value.

Loans Receivable and Related Interest Income

Interest on loans is accrued and credited to income as earned. Accrual of interest is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by more than 90 days with respect to interest or principal. At that time, any accrued but uncollected interest is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Loans are generally restored to accrual status when the obligation is brought to a current status by the borrower. Loans are shown net of the allowance for loan losses.

Loan Fees and Related Costs

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loans' yield.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and pools of homogenous loans, actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, peer comparisons, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance.

1. Summary of Significant Accounting Policies (continued)

A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

Mortgage Servicing Rights

Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The total cost of loans sold is allocated between the loan balance and their servicing asset based on their relative fair values. The capitalized value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on term and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

Mortgage Banking Loan Commitments

In connection with its mortgage banking activities, the Company enters into loan commitments to fund residential mortgage loans at specified interest rates and within specified periods of time, generally up to 60 days from the time of rate lock. A loan commitment whose loan arising from exercise of the loan commitment will be held for sale upon funding is a derivative instrument, which must be recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in its value recorded in income from mortgage banking operations.

In determining the fair value of its derivative loan commitments for economic purposes, the Company considers the value that would be generated when the loan arising from exercise of the loan commitment is sold in the secondary mortgage market. That value includes the price that the loan is expected to be sold for in the secondary mortgage market.

Foreclosed Properties and Repossessed Assets

Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value less estimated costs to sell. Costs related to the development and improvement of property are capitalized, whereas costs related to holding the property are expensed. Gains and losses on sales are recognized based on the carrying value upon closing of the sale.

Premises and Equipment

Land, buildings, leasehold improvements and equipment are carried at amortized cost. Buildings and equipment are depreciated over their estimated useful lives (office buildings 40 to 44 years and furniture and equipment 3 to 10 years) using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or expected lease terms. The Company reviews buildings, leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the estimated undiscounted cash flows for the property are less than its carrying value. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

1. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from acquisitions made by the Company. Goodwill is analyzed annually for impairment or more frequently when, in the judgment of management, an event has occurred that may indicate that additional analysis is required. Goodwill is analyzed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. The Company determined that the consolidated entity has one operating segment and is the level for which goodwill is analyzed. Other intangible assets, primarily attributed to the customer relationships acquired, are amortized over their estimated useful lives, generally seven to fifteen years. Other intangible assets are analyzed for impairment if facts and circumstances indicate they may be impaired

Life Insurance Policies

Investments in life insurance policies owned by the Company are carried at the amount that could be realized under the insurance contract if the Company cashed them in on the respective dates.

Income Taxes

The Company files a consolidated federal income tax return and, prior to 2009, separate or combined state income tax returns, depending on the state. Beginning in 2009, the Company files combined state income tax returns in all of the states in which it conducts business. A deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income taxes.

Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding for the period. ESOP shares committed to be released are considered outstanding for basic EPS calculations. Vested shares of restricted stock which have been awarded under the management recognition plan ("MRP") provisions of the Company's 2004 and 2001 Stock Incentive Plans are also considered outstanding for basic EPS. Non-vested MRP and stock option shares are considered dilutive potential common shares and are included in the weighted-average number of shares outstanding for diluted EPS.

Pension Costs

The Company has both defined benefit and defined contribution plans. The Company's net periodic pension cost of the defined benefit plan consists of the expected cost of benefits earned by employees during the current period and an interest cost on the projected benefit obligation, reduced by the expected earnings on assets held by the retirement plan, amortization of prior service cost, and amortization of recognized actuarial gains and losses over the estimated future service period of existing plan participants.

The costs associated with the defined contribution plan consist of a predetermined percentage of compensation, which is determined by the Company's board of directors.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

Segment Information

The Company has determined that it has one reportable segment—community banking. The Company offers a range of financial products and services to external customers, including: accepting deposits from the general public; originating residential, consumer and commercial loans; and marketing annuities and other insurance products.

Recent Accounting Changes

In 2006 the Financial Accounting Standards Board ("FASB") issued new accounting guidance related to employers' accounting for defined benefit pension and other postretirement plans. The Company adopted the recognition portions of this new accounting guidance in 2006 and the measurement portions in 2008, as required by the standard. The adoptions of this new guidance had no material effect on the Company's financial statements.

In 2007 the FASB issued new accounting guidance on fair value measurements, which allows eligible assets and liabilities to be measured at fair value without having to apply complex hedge accounting provisions. This new accounting guidance was effective for the Company as of January 1, 2008. As of that date, the Company elected not to apply the new accounting guidance to any of its financial assets or financial liabilities. Effective January 1, 2009, however, the Company elected to measure at fair value the fixed-rate, 15- and 30-year, one- to four-family mortgage loans originated after that date that the Company intends to sell in the secondary market (i.e., loans held-for-sale). The Company believes this change more appropriately matches the accounting treatment of loans held-for-sale with the accounting treatment of the financial instruments the Company uses to hedge its exposure to market risk in such loans. Adoption of this new guidance had no material effect on the Company's financial statements. Prior to 2009, loans held-for-sale were carried at the "lower of cost or market."

In 2007 the FASB issued accounting guidance that established new accounting and reporting standards for non-controlling interests in subsidiaries and for the deconsolidation of certain subsidiaries. This new accounting guidance was effective for fiscal years beginning after December 15, 2008. Accordingly, the Company applied the provisions of the new guidance effective January 1, 2009. Application of this new guidance did not have a material impact on the Company's financial condition, results of operations, or liquidity, although it affects how these matters are presented in the financial statements.

In 2007 the FASB issued new accounting guidance related to business combinations. This new guidance was effective for the Company on January 1, 2009, and will be applied prospectively to future business combinations. This new accounting guidance may have a significant impact on the Company's future financial condition or results of operations depending on the nature or type of future business combinations, if any.

In 2008 the FASB issued new accounting guidance related to employer's disclosures about postretirement benefit plan assets. This new guidance was effective for fiscal years ending after December 15, 2009. The Company's adoption of this new guidance had no impact on the Company's financial condition, results of operations, or liquidity, although it affected how certain matters are presented in the financial statements.

In April 2009, the FASB issued new accounting guidance in three areas: recognition and presentation of other-than-temporary impairments ("OTTI"); determining fair value for assets or liabilities in markets that are not orderly; and interim disclosures about the fair value of financial instruments. The new guidance in all of these areas was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ended after March 15, 2009. The Company adopted the new guidance in all three of these areas during the second quarter of 2009. Application of this new guidance did not have a material impact on the Company's financial condition, results of operations, or liquidity, although it affects how certain matters may be presented in the financial statements.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

In June 2009 the Company adopted new guidance issued by the FASB related to subsequent events. This new guidance established general standards and requirements for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluated subsequent events through the issuance date of the financial statements.

In June 2009 the FASB amended certain accounting guidance related to the transfer of financial assets. This amended guidance must be applied as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The amended guidance must be applied to transfers occurring on or after the effective date. Earlier application is prohibited. Management does not expect the adoption of this amended guidance will have a material impact on the Company's financial condition, results of operations, or liquidity.

In June 2009 the FASB amended certain accounting guidance related to the consolidation of variable interest entities. The amended guidance is effective as of the beginning of each entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Management does not expect the adoption of this amended guidance will have a material impact on the Company's financial condition, results of operations, or liquidity.

In August 2009 the FASB issued new accounting guidance that clarified certain matters relating to the measurement of the fair value of liabilities. This guidance was effective for the first reporting period following its issuance, which for the Company was the fourth quarter of 2009. The Company's adoption of the new guidance had no impact on its financial condition, results of operations, liquidity, or fair value disclosures.

In January 2010 the FASB issued new accounting guidance related to certain disclosures about fair value measurements. Certain aspects of the new guidance are effective for reporting periods beginning after December 15, 2009, which for the Company is the first quarter of 2010. However, certain other aspects are not effective until the first reporting period beginning after December 15, 2010, which will be the first quarter of 2011 for the Company. The Company's adoption of the new guidance is not expected to have an impact on its financial condition, results of operations, or liquidity, although it will affect the matters that will be disclosed in the financial statements.

Reclassifications

In 2009, the Company changed its presentation of certain items in the consolidated statements of income and cash flows. Conforming changes were also reflected via a change in presentation of 2008 and 2007 amounts. In the consolidated statements of income, the Company changed its presentation of net mortgage servicing revenue and gain (loss) from changes in fair market valuations of loan commitments. This resulted in a reclassification of $(566) and $548 of net mortgage servicing revenue from other non-interest income to net loan related fees and servicing revenue for 2008 and 2007, respectively. The Company reclassified gain (loss) from changes in the fair value of loan commitments from other non-interest income to net gain on loan sale activities of $416 and zero for 2008 and 2007, respectively.

(Dollars in Thousands, Except Per Share Amounts)

2. Securities Available-for-Sale

The amortized cost and fair value of investment securities available-for-sale are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment securities:				
U.S. government and federal obligations	$594,024	$128	$(2,360)	$591,792
Mutual funds	21,546	831	(65)	22,312
Total investment securities	615,570	959	(2,425)	614,104
Mortgage-related securities:				
Federal Home Loan Mortgage Corporation	291,318	4,180	(310)	295,188
Federal National Mortgage Association	220,437	5,044	(723)	224,758
Private label CMOs	120,780	104	(9,102)	111,782
Government National Mortgage Association	234,796	1,512	(1,188)	235,120
Total mortgage-related securities	867,331	10,840	(11,323)	866,848
Total securities available-for-sale	$1,482,901	$11,799	$(13,748)	$1,480,952

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment securities:				
U.S. government and federal obligations	$372,446	$7,089	–	$379,535
Mutual funds	39,632	36	$(65)	39,603
Total investment securities	412,078	7,125	(65)	419,138
Mortgage-related securities:				
Federal Home Loan Mortgage Corporation	281,652	1,367	(782)	282,237
Federal National Mortgage Association	411,528	2,534	(698)	413,364
Private label CMOs	157,706	–	(29,147)	128,559
Government National Mortgage Association	26,739	208	(240)	26,707
Total mortgage-related securities	877,625	4,109	(30,867)	850,867
Total securities available-for-sale	$1,289,703	$11,234	$(30,932)	$1,270,005

(Dollars in Thousands, Except Per Share Amounts)

2. Securities Available-for-Sale (continued)

As of December 31, 2009, the following schedule identifies securities by time in which the securities had a gross unrealized loss.

	Less Than 12 Months in an Unrealized Loss Position			Greater Than 12 Months in an Unrealized Loss Position			Gross	Total
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Estimated Fair Value
Investment securities:								
U.S. government and federal obligations	$(2,360)	24	$441,714	–	–	–	$(2,360)	$442,714
Mutual funds	–	–	–	$(65)	1	$644	(65)	644
Total investment securities	(2,360)	24	441,714	(65)	1	644	(2,425)	442,358
Mortgage-related securities:								
Federal Home Loan Mortgage Corporation	(122)	3	49,961	(188)	5	6,073	(310)	56,034
Federal National Mortgage Association	(668)	5	35,848	(55)	1	1,490	(723)	37,338
Government National Mortgage Association	(1,106)	5	84,135	(82)	3	7,039	(1,188)	91,174
Private label CMOs	–	–	–	(9,102)	25	88,860	(9,102)	88,860
Total mortgage-related securities	(1,896)	13	169,944	(9,427)	34	103,462	(11,323)	273,406
Total	$(4,256)	37	$611,658	$(9,492)	35	$104,106	$(13,748)	$715,764

As of December 31, 2008, the following schedule identifies securities by time in which the securities had a gross unrealized loss.

	Less Than 12 Months in an Unrealized Loss Position			Greater Than 12 Months in an Unrealized Loss Position			Gross	Total
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Estimated Fair Value
Investment securities:								
Mutual funds	$(65)	1	$643	–	–	–	$(65)	$643
Mortgage-related securities:								
Federal Home Loan Mortgage Corporation	–	–	–	$(782)	38	$94,959	(782)	94,959
Federal National Mortgage Association	(192)	8	12,537	(506)	40	96,429	(698)	108,966
Government National Mortgage Association	(4)	1	218	(236)	6	14,825	(240)	15,043
Private label CMOs	(6,078)	11	56,594	(23,069)	18	71,963	(29,147)	128,557
Total mortgage-related securities	(6,274)	20	69,349	(24,593)	102	278,176	(30,867)	347,525
Total	$(6,339)	21	$69,992	$(24,593)	102	$278,176	$(30,932)	$348,168

The Company has determined that the unrealized losses reported for its investment and mortgage-related securities as of December 31, 2009 and 2008, were temporary. The Company believes it is probable that it will receive all

(Dollars in Thousands, Except Per Share Amounts)

2. Securities Available-for-Sale (continued)

future contractual cash flows related to these securities. The Company does not intend to sell these securities and it is unlikely that it will be required to sell the securities before the recovery of their amortized cost.

A substantial portion of the Company's securities that were in an unrealized loss position at December 31, 2009 and 2008, consisted of U.S. government and federal agency obligations and mortgage-related securities issued by government sponsored entities. Accordingly, the Company determined that none of those securities were other-than-temporarily impaired as of those dates. The Company also determined that none of its private-label CMOs were other-than-temporarily impaired as of those dates. This determination was based on management's judgment regarding the nature of the loan collateral that supports the securities, a review of the current ratings issued on the securities by various credit rating agencies, a review of the actual delinquency and/or default performance of the loan collateral that supports the securities, and recent trends in the fair market values of the securities. As of December 31, 2009, the Company had seven private-label CMOs with an aggregate carrying value of $31,697 and unrealized loss of $2,763 that were rated less than investment grade. These seven private-label CMOs were analyzed using modeling techniques that considered the priority of cash flows in the CMO structure and various default and loss rate scenarios that management considered appropriate given the nature of the loan collateral. Based on this analysis, management concluded that none of these seven securities were other-than-temporarily impaired as of December 31, 2009. The Company had no private-label CMOs rated less than investment grade at December 31, 2008.

During 2009, the Company recorded an impairment of $831 on one of its mutual fund investments. This impairment was included as a component of net gain (loss) on investments in the income statement for the year ended December 31, 2009. During 2008, the company recorded an impairment of $6,916 on this same mutual fund, and accordingly it was included as a component of net gain (loss) on investments in the income statement in that period.

Results of operations included gross realized gains on the sale of securities available-for-sale of $7,589, $7,192, and zero for 2009, 2008, and 2007, respectively. None of these periods included gross realized losses on the sale of securities available-for-sale.

The amortized cost and fair values of securities by contractual maturity at December 31, 2009, are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	–	–
Due after one year through five years	$342,350	$341,447
Due after five years through ten years	99,706	99,429
Due after ten years	151,969	150,916
Mutual funds	21,545	22,312
Mortgage-related securities	867,331	866,848
Total securities available for sale	$1,482,901	$1,480,952

(Dollars in Thousands, Except Per Share Amounts)

2. Securities Available-for-Sale (continued)

The following table summarizes the adjustment to other comprehensive income and the related tax effect for securities available-for-sale for each of the three years ended December 31:

	2009	2008	2007
Change in unrealized holding gain (loss):			
Unrealized net gains (losses)	$17,749	$(8,897)	$13,908
Related tax expense (benefit)	6,137	(2,962)	5,199
Change in other comprehensive income	$11,612	$(5,935)	$8,709

Investment securities with a fair value of approximately $394,789 and $206,642 at December 31, 2009 and 2008, respectively, were pledged to secure deposits, FHLB advances, and for other purposes as permitted or required by law.

3. Loans Receivable

Loans receivable consist of the following:

	December 31	
	2009	2008
Permanent mortgage loans:		
One- to four-family	$656,018	$881,288
Multi-family	190,377	190,497
Commercial real estate	285,764	275,802
Total permanent mortgages	1,132,159	1,347,587
Construction and development loans:		
One- to four-family	11,441	17,349
Multi-family	52,323	71,208
Commercial real estate	32,109	70,612
Total construction and development	95,873	159,169
Total mortgage loans	1,228,032	1,506,756
Consumer loans:		
Fixed term home equity	124,519	173,104
Home equity lines of credit	88,796	86,962
Student	19,793	21,469
Home improvement	28,441	36,023
Automobile	4,077	11,775
Other	9,871	8,740
Total consumer loans	275,497	338,073
Commercial business loans	52,167	49,623
Gross loans receivable	1,555,696	1,894,452
Undisbursed loan proceeds	(32,690)	(54,187)
Allowance for loan losses	(17,028)	(12,208)
Deferred fees and costs, net	78	996
Total loans receivable, net	$1,506,056	$1,829,053

The Company's first mortgage loans and home equity lines of credit are primarily secured by properties that are generally located in the Company's local lending areas in Wisconsin, Michigan, and Minnesota. Non-accrual loans at December 31, 2009, were $41,750 and at December 31, 2008, were $32,513. Accruing loans that were delinquent 90 days or more at December 31, 2009, were $834 and at December 31, 2008, were $576.

(Dollars in Thousands, Except Per Share Amounts)

3. Loans Receivable (continued)

At December 31, 2009 and 2008, certain one- to four-family mortgage loans, multi-family mortgage loans, and home equity loans with aggregate carrying values of $796,046 and $1,038,779, respectively, were pledged to secure FHLB advances.

A summary of the activity in the allowance for loan losses follows:

	Year Ended December 31		
	2009	2008	2007
Balance at beginning of period	$12,208	$11,774	$12,574
Provision for (recovery of) loan losses	12,413	1,447	(272)
Charge-offs:			
Mortgage loans	(5,829)	(613)	(178)
Consumer loans	(526)	(411)	(412)
Commercial business loans	(1,291)	(34)	(33)
Total charge-offs	(7,646)	(1,058)	(623)
Recoveries:			
Mortgage loans	20	–	–
Consumer loans	33	45	95
Total recoveries	53	45	95
Net charge-offs	(7,593)	(1,013)	(528)
Balance at end of period	$17,028	$12,208	$11,774

The unpaid principal balance of loans serviced for others was $1,006,279 and $728,407 at December 31, 2009 and 2008, respectively. These loans are not reflected in the consolidated financial statements.

A loan is considered impaired when, in management's judgment, it becomes probable that all contractual principal and interest will not be collected. The following tables present data on impaired loans:

	December 31	
	2009	2008
Impaired loans for which an allowance has been provided	$16,299	$16,535
Impaired loans for which no allowance has been provided	26,285	16,554
Total loans determined to be impaired	$42,584	$33,089
Allowance for loan losses related to impaired loans	$6,033	$3,351

	Year Ended December 31		
	2009	2008	2007
Average recorded investment in impaired loans	$40,172	$21,396	$19,746
Cash basis interest income recognized from impaired loans	$196	$117	$853

4. Goodwill, Other Intangible Assets, and Mortgage Servicing Rights

Goodwill is not amortized but is subject to impairment tests on at least an annual basis. Management determined that there were no goodwill impairments in 2009, 2008, or 2007. The carrying value of goodwill at the end of each of these periods was $52,570.

Other intangible assets consist of deposit base intangibles. As of December 31, 2009 and 2008, deposit base intangibles were net of accumulated amortization of $13,095 and $12,691, respectively.

(Dollars in Thousands, Except Per Share Amounts)

4. Goodwill, Other Intangible Assets, and Mortgage Servicing Rights (continued)

The activity in mortgage servicing rights during the years ended December 31 is presented in the following table.

	2009	2008	2007
Mortgage servicing rights at beginning of year	$4,525	$4,708	$4,653
Additions	5,684	1,404	1,246
Amortization	(3,023)	(1,587)	(1,191)
Mortgage servicing rights at end of year	7,186	4,525	4,708
Valuation allowance	(287)	(822)	–
Mortgage servicing rights at end of year	$6,899	$3,703	$4,708

The following table shows the current period and estimated future amortization expense for amortizable intangible assets:

	Mortgage Servicing Rights	Deposit Base Intangibles	Total
Twelve months ended December 31, 2009	$3,023	$405	$3,428
Estimate for year ending December 31:			
2010	$1,268	$405	$1,673
2011	1,154	405	1,559
2012	1,006	199	1,205
2013	912	140	1,052
2014	838	140	978
Thereafter	1,721	116	1,837
Total	$6,899	$1,405	$8,304

The projections of amortization expense shown above for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of December 31, 2009. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

(Dollars in Thousands, Except Per Share Amounts)

5. Other Assets

Other assets are summarized as follows:

	December 31 2009	December 31 2008
Accrued interest:		
Mortgage-related securities	$4,651	$6,669
Investment securities	1,875	1,734
Loans receivable	6,795	8,130
Total accrued interest	13,321	16,533
Bank owned life insurance	53,295	51,261
Premises and equipment, net	51,715	52,209
Federal Home Loan Bank stock, at cost	46,092	46,092
Foreclosed properties and repossessed assets	17,689	4,768
Prepaid FDIC insurance premiums	12,521	–
Other assets	28,357	29,763
Total other assets	$222,990	$200,626

Premises and equipment are summarized as follows:

	December 31 2009	December 31 2008
Land and land improvements	$17,523	$17,300
Office buildings	51,376	50,177
Furniture and equipment	18,448	18,701
Leasehold improvements	1,189	1,298
Total cost	88,536	87,476
Less accumulated depreciation and amortization	36,821	35,267
Total premises and equipment, net	$51,715	$52,209

Depreciation expense for 2009, 2008, and 2007 was $2,567, $2,469, and $2,620, respectively.

The Company leases various branch offices, office facilities and equipment under non-cancelable operating leases which expire on various dates through 2017. Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more for the years indicated are as follows at December 31, 2009:

	Amount
2010	$974
2011	770
2012	674
2013	624
2014	588
Thereafter	2,898
Total	$6,528

Rental expense totaled $1,146, $1,238, and $1,132, for 2009, 2008, and 2007, respectively.

(Dollars in Thousands, Except Per Share Amounts)

6. Deposits Liabilities

Deposit liabilities are summarized as follows:

	December 31 2009	December 31 2008
Checking accounts:		
Non-interest-bearing	$94,619	$89,106
Interest-bearing	211,448	180,269
Total checking accounts	306,067	269,375
Money market accounts	345,144	340,631
Regular savings accounts	196,983	185,003
Certificate of deposits:		
Due within one year	992,752	958,863
After one but within two years	145,385	243,104
After two but within three years	23,370	25,746
After three but within four years	98,274	13,723
After four but within five years	29,533	91,832
After five years	–	–
Total certificates of deposit	1,289,314	1,333,268
Total deposit liabilities	$2,137,508	$2,128,277

The aggregate amount of certificate accounts with balances of one hundred thousand dollars or more was $313,053 and $293,589 at December 31, 2009 and 2008, respectively.

Interest expense on deposits was as follows:

	Year Ended December 31 2009	2008	2007
Interest-bearing checking accounts	$121	$376	$351
Money market accounts	2,795	8,245	8,500
Regular savings accounts	181	609	924
Certificate of deposits	41,471	55,459	66,236
Total interest expense on deposit liabilities	$44,568	$64,689	$76,011

7. Borrowings

Borrowings consist of the following:

	December 31, 2009		December 31, 2008	
	Balance	Weighted-Average Rate	Balance	Weighted-Average Rate
Federal Home Loan Bank advances maturing in:				
2012	$100,000	4.52%	$100,000	4.52%
2013	264	4.17	278	4.17
Thereafter	806,715	4.23	807,693	4.23
Total borrowings	$906,979	4.26%	$907,971	4.26%

Substantially all of the Company's FHLB advances are subject to prepayment penalties if voluntarily repaid prior to their stated maturity. At December 31, 2009, $856,000 of the Company's FHLB advances were redeemable on a quarterly basis at the option of the FHLB of Chicago.

(Dollars in Thousands, Except Per Share Amounts)

7. Borrowings (continued)

The Company is required to pledge certain unencumbered mortgage loans and mortgage-related securities as collateral against its outstanding advances from the FHLB of Chicago. Advances are also collateralized by the shares of capital stock of the FHLB of Chicago that are owned by the Company. The Company's borrowings at the FHLB of Chicago are limited to the lesser of: (1) 35% of total assets; (2) twenty (20) times the FHLB of Chicago capital stock owned by the Company; or (3) the total of 60% of the book value of certain multi-family mortgage loans, 75% of the book value of one- to four-family mortgage loans, and 95% of certain mortgage-related securities.

The Company has a $5,000 and a $10,000 line of credit with two financial institutions. At December 31, 2009 and 2008, no amounts were outstanding on these lines of credit.

8. Shareholders' Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by federal regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as these terms are defined in regulations) to risk-weighted assets (as these terms are defined in regulations), and of Tier I capital (as these terms are defined in regulations) to average assets (as these terms are defined in regulations). Management believes, as of December 31, 2009, that the Bank met all capital adequacy requirements. Management is not aware of any conditions or events, which would change the Bank's status as well capitalized.

(Dollars in Thousands, Except Per Share Amounts)

8. Shareholders' Equity (continued)

The Bank's actual and required regulatory capital amounts and ratios as of December 31, 2009 and 2008, are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total capital (to risk-weighted assets)	$348,741	20.86%	$133,772	8.00%	$167,215	10.00%
Tier 1 capital (to risk-weighted assets)	339,847	20.32	66,886	4.00	100,329	6.00
Tier 1 capital (to adjusted total assets)	339,847	9.84	138,158	4.00	172,697	5.00
As of December 31, 2008:						
Total capital (to risk-weighted assets)	$349,928	20.61%	$135,856	8.00%	$169,820	10.00%
Tier 1 capital (to risk-weighted assets)	337,720	19.89	67,928	4.00	101,892	6.00
Tier 1 capital (to adjusted total assets)	337,720	9.79	138,028	4.00	172,536	5.00

The following table presents reconciliations of the Bank's equity under generally accepted accounting principles to capital as determined by regulators:

	December 31, 2009	
	Risk-Based Capital	Tier I (Core) Capital
Stockholder's equity according to the Bank's records	$394,594	$394,594
Net unrealized loss on securities available for sale, net of taxes	1,167	1,167
Additional minimum pension asset, net of taxes	1,239	1,239
Goodwill and intangibles	(53,410)	(53,410)
Investment in "non-includable" subsidiaries	(3,743)	(3,743)
Allowance for loan losses	8,894	–
Regulatory capital	$348,741	$339,847

Accumulated other comprehensive income is as follows:

	December 31	
	2009	2008
Net unrealized loss on securities available-for-sale	$(1,167)	$(12,779)
Additional minimum pension asset	(1,239)	(3,625)
Accumulated other comprehensive income (loss)	$(2,406)	$(16,404)

(Dollars in Thousands, Except Per Share Amounts)

9. Earnings Per Share

The computation of the Company's basic and diluted earnings per share is presented in the following table.

	Year Ended December 31		
	2009	2008	2007
Basic earnings per share:			
Net income	$13,725	$17,156	$17,103
Weighted average shares outstanding	46,177,189	47,212,574	53,593,140
Allocated ESOP shares during the period	327,251	327,250	327,251
Vested MRP shares during the period	61,455	186,636	189,252
Basic shares outstanding	46,565,895	47,726,460	54,109,643
Basic earnings per share	$0.29	$0.36	$0.32
Diluted earnings per share:			
Net income	$13,725	$17,156	$17,103
Weighted average shares outstanding used in basic earnings per share	46,565,895	47,726,460	54,109,643
Net dilutive effect of:			
Stock option shares	612,584	898,416	1,267,200
Non-vested MRP shares	–	4,363	20,947
Diluted shares outstanding	47,178,479	48,629,239	55,397,790
Diluted earnings per share	$0.29	$0.35	$0.31

The Company had stock options for 2,064,000, 2,133,800, and 2,271,000 shares outstanding at December 31, 2009, 2008, and 2007, respectively, which were not included in the computation of diluted earnings per share because they were anti-dilutive. These shares had weighted average exercise prices of $10.75, $10.75, and $10.71, as of those same dates, respectively.

10. Employee Benefit Plans

The Company has a discretionary, defined contribution savings plan (the "Savings Plan"). The Savings Plan is qualified under Sections 401 and 401(k) of the Internal Revenue Code and provides employees meeting certain minimum age and service requirements the ability to make contributions to the Savings Plan on a pretax basis. The Company then matches a percentage of the employee's contributions. Matching contributions made by the Company were $181 in 2009, $155 in 2008, and $146 in 2007.

The Company also has a defined benefit pension plan covering employees meeting certain minimum age and service requirements and a supplemental pension plan for certain qualifying employees. The supplemental pension plan is funded through a "rabbi trust" arrangement. The benefits are generally based on years of service and the employee's average annual compensation for five consecutive calendar years in the last ten calendar years which produces the highest average. The Company's funding policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

Effective January 1, 2008, the Company adopted the measurement portions of a new accounting standard that the FASB issued in 2006 related to defined benefit pension and other post retirement benefit plans. The Company uses a year-end measurement date to measure the funded status of its plans. The adoption of the new standard in 2008

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

resulted in an increase in the Company's liabilities for its qualified pension plan and its supplemental pension plan of $347, an increase in deferred tax assets of $122, an after-tax increase to accumulated other comprehensive loss of $8, and an after tax charge to retained earnings of $218.

The changes in benefit obligations and plan assets at December 31, 2009 and 2008, are presented in the following table. Due to the adoption of the new measurement date provisions in 2008, the changes in benefit obligations and plan assets for the year ended December 31, 2008, include fourteen months of activity.

	Qualified Pension Plan		Supplemental Pension Plan	
	2009	2008	2009	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	$30,389	$26,863	$7,233	$6,880
Service cost	1,765	2,033	197	215
Interest cost	1,821	1,934	430	491
Actuarial loss (gain)	1,801	329	(115)	(6)
Benefits paid	(744)	(770)	(297)	(347)
Benefit obligation at end of year	$35,032	$30,389	$7,448	$7,233
Change in plan assets:				
Fair value of plan assets at beginning of year	$24,943	$28,237	–	–
Actual return on plan assets	6,435	(4,146)	–	–
Employer contributions	5,000	1,622	$297	$347
Benefits paid	(744)	(770)	(297)	(347)
Fair value of plan assets at end of year	35,634	24,943	–	–
Funded status at the end of the year	$602	$(5,446)	$(7,448)	$(7,233)

The funded status of the qualified plan at December 31, 2009, is recognized in the statement of financial condition as prepaid pension. The underfunded status of this plan at December 31, 2008, as well as the underfunded status of the supplemental plan at both December 31, 2009 and 2008, are recognized as accrued pension liability.

Unrecognized net losses (gains) in accumulated other comprehensive income, net of tax, are $1,785 and $4,192 for the qualified pension plan and $(446) and $(402) for the supplemental pension plan as of December 31, 2009 and 2008, respectively.

The estimated net of tax costs that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year is zero for the qualified plan. The accumulated benefit obligations for the defined benefit pension plan were $32,081 at December 31, 2009, and $27,954 at December 31, 2008.

The assumptions used to determine the benefit obligation as of December 31 is as follows:

	2009	2008
Discount rate	5.84%	6.07%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term rate of return on plan assets (qualified plan)	6.50%	7.00%

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

The assumptions used to determine the net cost for the years ended December 31 is as follows:

	2009	2008	2007
Discount rate	6.07%	6.25%	6.00%
Rate of increase in compensation levels	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets (qualified plan)	7.00%	7.00%	7.00%

The expected long-term rate of return was estimated using a combination of the expected rate of return for immediate participation contracts and the historical rate of return for immediate participation contracts.

Using an actuarial measurement date of December 31, 2009 and 2008, and October 31, 2007, components of net periodic benefit cost follow:

	2009	2008	2007
Qualified pension plan:			
Service cost	$1,764	$1,743	$1,789
Interest cost	1,821	1,657	1,471
Expected return on plan assets	(1,719)	(1,953)	(1,796)
Amortization of unrecognized prior service cost	–	23	30
Amortization of net loss	558	–	–
Net periodic cost	$2,424	$1,470	$1,494
Supplemental pension plan:			
Service cost	$196	$184	$173
Interest cost	430	421	393
Amortization of prior service cost	–	–	55
Net periodic cost	$626	$605	$621

At December 31, 2009, the projected benefit payments for each of the plans are as follows:

	Qualified Plan	Supplemental Plan	Total
2009	$1,060	$297	$1,357
2011	1,296	760	2,056
2012	1,524	760	2,284
2012	1,864	760	2,624
2014	2,095	760	2,855
2015 – 2019	13,992	2,411	16,403
Total	$21,831	$5,748	$27,579

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

The fair value of the Company's pension plan assets at December 31, 2009, is summarized as follows:

		Fair Value Hierarchy		
	Amount	Level 1	Level 2	Level 3
Asset category:				
Money market fund	$232	–	$232	–
Equity security	1,090	$1,090	–	–
Immediate participation guarantee contract	34,312	–	–	$34,312
Total	$35,634	$1,090	$232	$34,312

The investment objective is to minimize risk. The assets of the pension plan are concentrated in a group annuity contract issued by a life insurance company. Pension plan contributions are maintained in the general account of the insurance company, which invests primarily in corporate and government notes and bonds with ten to fifteen years to maturity. The group annuity contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

The equity securities are shares of stock issued by the life insurance company when it demutualized. This investment is valued at the closing price reported in the active market in which the security is traded. The money market fund, which invests in short-term U.S. government securities, is based on a $1 net asset value ("NAV") specified by the fund manager. The fund is not traded in an active market. The fund manager bases its estimate of the NAV on quoted prices for similar assets in active markets.

The following table presents a summary of the changes in the fair value of the pension plan's Level 3 asset during the year ended December 31, 2009. As noted above, the Company's Level 3 asset consists entirely of a group annuity contract issued by an insurance company.

	Amount
Fair value at December 31, 2008	$23,739
Actual return on plan assets	6,317
Employer contribution	5,000
Benefits paid	(744)
Fair value at December 31, 2009	$34,312

The Company has a deferred retirement plan for certain non-officer directors who have provided at least five years of service. All eligible directors' benefits have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. The Company has funded these arrangements through "rabbi trust" arrangements and, based on actuarial analyses, believes these obligations are adequately funded. The Company also has supplemental retirement plans for certain executives of a financial institution it acquired in 2000. The liabilities related to these plans were $3,221 and $3,125 at December 31, 2009 and 2008, respectively. The net expense (revenue) related to these plans for the years ended December 31, 2009, 2008, and 2007 was $226, $(57), and $141, respectively.

(Dollars in Thousands, Except Per Share Amounts)

11. Stock-Based Benefit Plans

In 2001 the Company's shareholders approved the 2001 Stock Incentive Plan (the "2001 Plan"), which provided for stock option awards of up to 4,150,122 shares. Options granted under the 2001 Plan vested over five years and have expiration terms of ten years. The 2001 Plan also provided for restricted stock ("MRP") awards of up to 1,226,977 shares. All options and MRPs awarded under the 2001 Plan are fully vested and no further awards may be granted under the plan.

In 2004 the Company's shareholders approved the 2004 Stock Incentive Plan (the "2004 Plan"), which provides for stock option awards of up to 4,106,362 shares. Options granted under the 2004 Plan vest over five years and have expiration terms of ten years. The 2004 Plan also provides for MRP awards of up to 1,642,521 shares. MRP shares awarded under the 2004 Plan vest over five years. As of December 31, 2009, options for 1,592,362 shares and 654,721 MRP shares remain eligible for award under the 2004 Plan.

MRP grants are amortized to compensation expense as the Company's employees and directors become vested in the granted shares. The amount amortized to expense was $704 for 2009, $1,735 for 2008, and $1,873. Outstanding non-vested MRP grants had a fair value of $159 and an unamortized cost of $268 at December 31, 2009. The cost of these shares is expected to be recognized over a weighted-average period of 1.8 years.

The Company recorded stock option compensation expenses of $168, $300, and $278 for 2009, 2008, and 2007 respectively. As of December 31, 2009, there was $114 in total unrecognized stock option compensation expense related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.7 years.

The following schedule reflects activity in the Company's vested and non-vested stock options and related weighted average exercise prices for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Stock Options	Weighted Average Exercise	Stock Options	Weighted Average Exercise	Stock Options	Weighted Average Exercise
Outstanding at beginning of year	3,445,967	$7.8763	4,090,628	$7.3650	4,525,238	$7.0730
Granted	–	–	82,000	11.6870	–	–
Exercised	(246,769)	3.2056	(667,461)	4.9956	(402,610)	3.7620
Forfeited	(69,800)	10.6707	(59,200)	10.6730	(32,000)	10.6730
Outstanding at end of year	3,129,398	$8.1823	3,445,967	$7.8763	4,090,628	$7.3250

The following table provides additional information regarding the Company's outstanding options as of December 31, 2009.

	Remaining Contractual Life	Non-Vested Options		Vested Options	
		Stock Options	Intrinsic Value	Stock Options	Intrinsic Value
Exercise price:					
$3.2056	1.3 years	–	–	1,065,398	$3,968
$10.6730	4.3 years	–	–	1,932,000	–
$12.2340	6.5 years	20,000	–	30,000	–
$11.1600	8.3 years	25,600	–	6,400	–
$12.0250	8.6 years	40,000	–	10,000	–
Total		85,600	–	3,043,798	$3,968
Weighted average remaining contractual life		8.0 years		3.3 years	
Weighted average exercise price		$11.8151		$8.0801	

(Dollars in Thousands, Except Per Share Amounts)

11. Stock-Based Benefit Plans (continued)

The total intrinsic value of options exercised was $1,337, $4,304, and $3,227 during 2009, 2008, and 2007, respectively. The weighted average grant date fair value of non-vested options at December 31, 2009, was $2.01 per share. There were no grants or forfeitures of non-vested options during 2009; however, options for 431,600 shares became vested during this period.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of granted options. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. However, the Company's stock options have characteristics significantly different from traded options and changes in the subjective input assumptions can materially affect the fair value estimate. Option valuation models such as Black-Scholes require the input of highly subjective assumptions including the expected stock price volatility, which is computed using five-years of actual price activity in the Company's stock. The Company uses historical data of employee behavior as a basis to estimate the expected life of the options, as well as forfeitures due to employee terminations. The Company also uses its actual dividend yield at the time of the grant, as well as actual U.S. Treasury yields in effect at the time of the grant to estimate the risk-free rate. There were no options granted during 2007 or 2009. The following assumptions were used to value 82,000 options granted during 2008: risk free interest rate of 3.15%, dividend yield of 3.00%, expected stock volatility of 18.2%, and expected term to exercise of 7.5 years.

The Company maintains an Employee Stock Ownership Plan ("ESOP") for its employees. The ESOP is a qualifying plan under Internal Revenue Service guidelines. It covers all full-time employees who have attained at least 21 years of age and completed one year of service. In 2000 and 2001, the ESOP borrowed a total of $8,999 and purchased 3,271,946 of the Company's common shares on various dates in 2000, 2001, and 2002. ESOP expense is recognized based on the fair value (average stock price) of shares scheduled to be released from the ESOP trust. Beginning in 2001, one-tenth of the shares are scheduled to be released each year. Also, additional shares may be released as the ESOP trust receives cash dividends from the unallocated shares held in the trust. ESOP expense for the years ended December 31, 2009, 2008, and 2007, was $2,869, $3,615, and $3,729, respectively.

The following table summarizes shares of Company common stock held by the ESOP at December 31.

	2009	2008	2007
Shares allocated to participants in fiscal year	327,251	327,250	327,251
Unallocated and unearned shares	126,175	453,426	780,677
Fair value of unearned ESOP shares	$874	$5,233	$8,252

The Company has no stock compensation plans that have not been approved by shareholders.

12. Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and Wisconsin and Minnesota. The Company is no longer subject to U.S. federal and Minnesota income tax examinations by tax authorities for years prior to 2005, and for Wisconsin for years prior to 1997. If any interest and/or penalties would be imposed by an appropriate taxing authority, the Company would report the interest component through miscellaneous operating expense and penalties through income tax expense.

(Dollars in Thousands, Except Per Share Amounts)

12. Income Taxes (continued)

The provision for income taxes consists of the following:

	Year Ended December 31		
	2009	2008	2007
Current income tax expense:			
Federal	$7,193	$15,281	$9,566
State	88	83	121
Current income tax expense	7,281	15,364	9,687
Deferred income tax expense (benefit):			
Federal	210	(6,267)	(788)
State	(2,073)	(3)	(7)
Deferred income tax expense	(1,863)	(6,270)	(795)
Income tax expense	$5,418	$9,094	$8,892

Income tax expense differs from the provision computed at the federal statutory corporate rate as follows:

	Year Ended December 31		
	2009	2008	2007
Income before provision for income taxes	$19,143	$26,249	$26,387
Tax expense at federal statutory rate	$6,700	$9,188	$9,235
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	510	52	74
Bank owned life insurance	(751)	(873)	(887)
Executive compensation in excess of Section 162(m) limit	141	143	117
Reversal of valuation allowance, net of federal benefit	(1,800)	–	–
Tax return and other reserve adjustments	230	492	464
Other	388	92	(111)
Income tax expense	$5,418	$9,094	$8,892

(Dollars in Thousands, Except Per Share Amounts)

12. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are summarized as follows:

	December 31	
	2009	2008
Deferred tax assets:		
State net operating losses	$778	$1,424
Loan loss reserves	6,834	4,887
Pension	5,644	5,196
Deferred compensation	1,553	1,637
Restricted stock amortization	312	741
Unrealized loss on investment securities	782	6,919
Other-than-temporary impairment of investment securities	3,599	3,279
Other	388	839
Total deferred tax assets	19,890	24,922
Valuation allowance	(135)	(2,021)
Total deferred tax assets, net of valuation allowance	19,755	22,901
Deferred tax liabilities:		
Property and equipment depreciation	1,001	854
FHLB stock dividends	5,130	5,130
Deferred loan fees	260	258
Purchase accounting adjustments	3,656	3,895
Mortgage servicing rights	2,769	1,816
Other	347	82
Total deferred tax liabilities	13,163	12,035
Net deferred tax asset	$6,592	$10,866

During first quarter of 2009 the Company recorded a $1.8 million state tax benefit related to the reversal of a valuation allowance it had established against a deferred tax asset in prior years. The deferred tax asset related to Wisconsin net operating loss carryovers for which the Company was unable to determine in prior periods whether it was more likely than not that the tax benefits would be realized in future periods. In the first quarter of 2009 Wisconsin law was amended from a system that taxed each affiliated entity separately to a form of combined reporting. As a result of this change, the Company determined that its Wisconsin net operating losses that had not been recognized in prior periods would be realizable, resulting in a one-time tax benefit of $1.8 million in the first quarter of 2009.

For state income tax purposes, the Company has net operating loss carryovers of $15,154 available to offset against future income. The carryovers expire in the years 2010 through 2023 if unused. The Company continues to carry a valuation allowance against the portion of this carryover that relates to the parent company's net operating losses prior to 2009, as well as certain other deferred tax assets. At December 31, 2009, the Company believed it was more likely than not that these items would not be realized. However, as time passes the Company will be able to better assess the amount of tax benefit it will realize from using these items.

(Dollars in Thousands, Except Per Share Amounts)

13. Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts reflect the extent of involvement the Company has in particular classes of financial instruments and also represents the Company's maximum exposure to credit loss.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the collateral needed and creditworthiness of each customer on a case by case basis. The Company generally extends credit only on a secured basis. Collateral obtained varies, but consists principally of one- to four-family residences.

Financial instruments whose contract amounts represent credit risk are as follows:

	December 31	
	2009	2008
Unused consumer lines of credit	$150,424	$153,568
Unused commercial lines of credit	18,904	21,760
Commitments to extend credit:		
Fixed rate	35,769	22,690
Adjustable rate	2,185	20,585
Undisbursed commercial loans	524	994
Standby letters of credit	111	60

The Company sells substantially all of its long-term, fixed-rate, one- to four-family loan originations in the secondary market. The Company uses derivative instruments to manage interest rate risk associated with these activities. Specifically, the Company enters into interest rate lock commitments ("IRLCs") with borrowers, which are considered to be derivative instruments. The Company manages its exposure to interest rate risk in IRLCs (as well as interest rate risk in its loans held-for-sale) by entering into forward commitments to sell loans to the Federal National Mortgage Association ("Fannie Mae"). Commitments to sell loans expose the Company to interest rate

risk if market rates of interest decrease during the commitment period. Such forward commitments are considered to be derivative instruments. These derivatives are not designated as accounting hedges as specified in GAAP. As such, changes in the fair value of the derivative instruments are recognized currently through earnings.

As of December 31, 2009 and 2008, net unrealized gains (losses) of $(306) and $397, respectively, were recognized in net gain on loan sales activities on the derivative instruments specified in the previous paragraph. These amounts were exclusive of net unrealized losses of $(67) and $0 on loans held-for-sale as of those dates, respectively, which were also included in net gain on loan sales activities.

(Dollars in Thousands, Except Per Share Amounts)

13. Financial Instruments with Off-Balance-Sheet Risk (continued)

The following table summarizes the Company's derivative assets and liabilities as of the dates indicated.

	December 31, 2009		December 31, 2008	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate lock commitments	$15,433	$(69)	$74,298	$1,025
Forward commitments	27,668	375	69,587	(628)
Net unrealized gain (loss)		$(306)		$397

Other assets include unrealized gains on IRLCs and forward commitments of $375 and $1,025 as of December 31, 2009, and December 31, 2008, respectively. Unrealized losses of $69 and $628 on IRLCs and forward commitments are included in other liabilities at December 31, 2009, and December 31, 2008, respectively.

14. Fair Value of Financial Instruments

Disclosure of fair value information about certain financial instruments, whether or not recognized in the consolidated financial statements, for which it is practicable to estimate the value, is summarized below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Certain financial instruments and all nonfinancial instruments are excluded from this disclosure. Accordingly, the aggregate fair value of amounts presented does not represent the underlying value of the Company and is not particularly relevant to predicting the Company's future earnings or cash flows.

The following methods and assumptions are used by the Company in estimating its fair value disclosures of financial instruments:

Cash and Cash Equivalents The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Securities Available-for-Sale Fair values for these securities are based on quoted market prices or such prices of comparable instruments.

Loans Held-for-Sale The fair value of loans held-for-sale is based on the current market price for securities collateralized by similar loans.

Loans Receivable Loans receivable are segregated by type such as one- to four-family, multi-family, and commercial real estate mortgage loans, consumer loans, and commercial business loans. The fair value of each type is calculated by discounting scheduled cash flows through the expected maturity of the loans using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type. The estimated maturity is based on the Company's historical experience with prepayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

(Dollars in Thousands, Except Per Share Amounts)

14. Fair Value of Financial Instruments (continued)

Mortgage Servicing Rights The Company has calculated the fair market value of mortgage servicing rights for those loans that are sold with servicing rights retained. For valuation purposes, loans are stratified by product type and, within product type, by interest rates. The fair value of mortgage servicing rights is based upon the present value of estimated future cash flows using current market assumptions for prepayments, servicing cost and other factors.

Federal Home Loan Bank Stock FHLB of Chicago stock is carried at cost, which is its redeemable (fair) value, since the market for this stock is restricted.

Accrued Interest Receivable and Payable The carrying values of accrued interest receivable and payable approximate their fair value.

Deposit Liabilities and Advance Payments by Borrowers for Taxes and Insurance Fair value for demand deposits equal book value. Fair values for other deposits are estimated using a discounted cash flow calculation that applies current market borrowing interest rates to a schedule of aggregated expected monthly maturities on deposits. The advance payments by borrowers for taxes and insurance are equal to their carrying amounts at the reporting date.

Borrowings The fair value of long-term borrowings is estimated using discounted cash flow calculations with the discount rates equal to interest rates currently being offered for borrowings with similar terms and maturities. The carrying value on short-term borrowings approximates fair value.

The carrying values and fair values of the Company's financial instruments are presented in the following table as of the indicated dates.

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$227,658	$227,658	$112,893	$112,893
Securities available-for-sale	1,480,952	1,480,952	1,270,005	1,270,005
Loans held-for-sale	13,534	13,534	19,030	19,455
Loans receivable, net	1,506,056	1,483,981	1,829,053	1,781,536
Mortgage servicing rights	6,899	7,720	3,703	4,696
Federal Home Loan Bank stock	46,092	46,092	46,092	46,092
Accrued interest receivable	13,321	13,321	16,532	16,532
Deposit liabilities	2,137,508	2,061,164	2,130,348	2,123,284
Borrowings	906,979	994,300	907,971	1,060,896
Advance payments by borrowers	2,508	2,508	1,929	1,929
Accrued interest payable	4,228	4,228	3,312	3,312

Excluded from the above table are off-balance-sheet items (refer to Note 13) as the fair value of these items is not significant.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices

(Dollars in Thousands, Except Per Share Amounts)

14. Fair Value of Financial Instruments (continued)

in active markets for identical assets or liabilities (Level 1), the next highest priority is given to prices based on models, methodologies, and/or management judgments that rely on direct or indirect observable inputs (Level 2), and the lowest priority to prices derived from models, methodologies, and/or management judgments that rely on significant unobservable inputs (Level 3).

The following table segregates by fair value hierarchy (i.e., Level 1, 2, or 3) all of the Company's assets and liabilities as of December 31, 2009 and 2008, that are measured at fair value on a recurring basis.

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Loans held-for-sale	–	$13,534	–	$13,534
Securities available-for-sale:				
Investment securities	$22,312	591,792	–	614,104
Mortgage-related securities	–	866,848	–	866,848
Total	$22,312	$1,472,174	–	$1,494,486

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Securities available-for-sale:				
Investment securities	$39,603	$379,535	–	$419,138
Mortgage-related securities	–	850,867	–	850,867
Total	$39,603	$1,230,402	–	$1,270,005

For purposes of the impairment testing of mortgage servicing rights, the underlying mortgage loans are stratified into pools by product type and, within product type, by interest rates. Pools with an amortized cost basis greater than fair value are carried at fair value in the Company's financial statements. Although not included in the above table, the Company considers the fair value of mortgage servicing rights to be Level 3 in the fair value hierarchy. Pools determined to be impaired at December 31, 2009, had an amortized cost basis of $2,286 and a fair value of $1,999 as of that date. Accordingly, the Company recorded a valuation allowance of $287 as of December 31, 2009, as well as a corresponding charge to earnings equal to the change in this valuation allowance during the twelve months then ended.

Prior to 2009, loans held-for-sale are recorded at lower of cost or fair value and therefore were reported at fair value on a non-recurring basis. For non-accrual loans greater than an established threshold and individually evaluated for impairment and all renegotiated loans, impairment is measured based on: (1) the fair value of the loan or the fair value of the collateral less estimated selling costs (collectively the collateral value method) or (2) the present value of the estimated cash flows discounted at the loan's original effective interest rate (the discounted cash flow method). The resulting valuation allowance, if any, is a component of the allowance for loan losses. The discounted cash flow method is a fair value measure. For the collateral value method, the Company generally obtains appraisals to support the fair value of collateral underlying the loans. Appraisals incorporate measures such as recent sales prices for comparable properties and costs of construction. The Company considers these fair values to be Level 3 in the fair value hierarchy. For those loans individually evaluated for impairment using the collateral value method, a valuation allowance of $6,033 was recorded for loans with a recorded investment of $16,299 at December 31, 2009. These comparable amounts at December 31, 2008, were $3,351 and $16,535, respectively.

(Dollars in Thousands, Except Per Share Amounts)

14. Fair Value of Financial Instruments (continued)

Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value less estimated costs to sell. In determining fair value, the Company generally obtains appraisals to support the fair value of foreclosed properties. The Company considers these fair values to be Level 3 in the fair value hierarchy. As of December 31, 2009, $10,442 in foreclosed properties were valued at collateral value compared to $640 at December 31, 2008.

15. Condensed Parent Company Only Financial Statements

STATEMENT OF FINANCIAL CONDITION

	December 31	
	2009	2008
Assets		
Cash and cash equivalents	$8,787	$17,235
Investment in subsidiary	391,670	378,963
Receivable from ESOP	347	1,247
Other assets	1,744	2,166
Total assets	$402,548	$399,611
Liabilities and shareholders' equity		
Other liabilities	$71	–
Shareholders' equity:		
Common stock–$0.01 par value:		
Authorized–200,000,000 shares in 2009 and 2008		
Issued–78,783,849 shares in 2009 and 2008		
Outstanding–46,165,635 in 2009 and 47,686,759 shares in 2008	788	$788
Additional paid-in capital	499,376	498,501
Retained earnings	272,518	273,826
Unearned ESOP shares	(347)	(1,247)
Accumulated other comprehensive income	(2,406)	(16,404)
Treasury stock–32,618,214 shares in 2009 and 31,097,090 shares in 2008	(367,452)	(355,853)
Total shareholders' equity	402,477	399,611
Total liabilities and shareholders' equity	$402,548	$399,611

(Dollars in Thousands, Except Per Share Amounts)

15. Condensed Parent Company Only Financial Statements (continued)

STATEMENT OF INCOME

	Year ended December 31		
	2009	2008	2007
Total income	$207	$354	$1,627
Total expenses	1,077	1,460	1,430
Income (loss) before income taxes	(870)	(1,106)	197
Income tax expense (benefit)	(338)	(387)	67
Income (loss) before equity in earnings of subsidiary	(532)	(719)	130
Equity in earnings of subsidiary	14,257	17,875	16,973
Net income	$13,725	$17,156	$17,103

STATEMENT OF CASH FLOWS

	Year ended December 31		
	2009	2008	2007
Operating activities:			
Net income	$13,725	$17,156	$17,103
Adjustment to reconcile net income to net cash provided by operating activities:			
Equity in earnings of Bank subsidiary	(14,257)	(17,875)	(16,973)
Stock-based compensation	253	248	546
Change in other operating activities and liabilities	493	(2,076)	1,582
Net cash provided (used) by operating activities	214	(2,547)	2,258
Investing activities:			
Dividends from Bank subsidiary	19,700	26,400	100,200
Other investing activities	(664)	(547)	33
Net cash provided by investing activities	19,036	25,853	100,233
Financing activities:			
Cash dividends	(15,033)	(16,442)	(17,227)
Purchase of treasury stock	(14,397)	(29,927)	(120,687)
Proceeds from exercise of stock options	556	3,313	1,396
Excess tax benefit from exercise of stock options	276	379	433
Cash received for MRP grants from Bank subsidiary	–	9,997	–
Payments received on ESOP	900	900	900
Net cash used in financing activities	(27,698)	(31,780)	(135,185)
Decrease in cash and cash equivalents	(8,448)	(8,474)	(32,694)
Cash and cash equivalents at beginning of year	17,235	25,709	58,403
Cash and cash equivalents at end of year	$8,787	$17,235	$25,709

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The management of the Company, including its Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2009, that the disclosure controls and procedures were effective.

Change in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the final fiscal quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. The Company's management, including its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of its internal control over financial reporting as of December 31, 2009, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon their assessment and those criteria, management believes that as of December 31, 2009, the Company's internal control over financial reporting was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as a part of its audit, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. That attestation report can be found on the following page as part of this Item 9A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Bank Mutual Corporation
Milwaukee, Wisconsin

We have audited the internal control over financial reporting of Bank Mutual Corporation and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 5, 2010, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 5, 2010

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Information in response to this item is incorporated herein by reference to "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Executive Officers" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders on May 3, 2010 (the "2010 Annual Meeting Proxy Statement").

Item 11. Executive Compensation

Information in response to this item is incorporated by reference to "Election of Directors—Board Meetings and Committees—Compensation Committee Interlocks and Insider Participation," "Directors' Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report on Executive Compensation," "Executive Compensation," and "Risk Management and Compensation" in the 2010 Annual Meeting Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this item is incorporated by reference to "Security Ownership of Certain Beneficial Owners" in the 2010 Annual Meeting Proxy Statement.

The following chart gives aggregate information regarding grants under all equity compensation plans of the Company through December 31, 2009.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by security holders	3,129,398	$8.1823	2,247,083
Equity compensation plans not approved by security holders	None	None	None

(1) Represents options granted under the 2001 Plan or 2004 Plan, which plans were approved by Company shareholders in 2001 and 2004, respectively.
(2) Represents options and restricted stock which may be granted under the 2004 Plan. No further awards may be made under the 2001 Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated by reference to "Election of Directors—Board Meetings and Committees" and "Certain Transactions and Relationships with the Company" in the 2010 Annual Meeting Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated by reference to "Independent Registered Public Accounting Firm" in the 2010 Annual Meeting Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of the Report:

1. and 2. Financial Statements and Financial Statement Schedules.

The following consolidated financial statements of the Company and subsidiaries are filed as part of this report under "Item 8. Financial Statements and Supplementary Data":

- Reports of Deloitte & Touche LLP and Ernst & Young LLP, Independent Registered Public Accounting Firms, on consolidated financial statements.
- Consolidated Statements of Financial Condition—As of December 31, 2009 and 2008.
- Consolidated Statements of Income—Years Ended December 31, 2009, 2008, and 2007.
- Consolidated Statements of Equity—Years Ended December 31, 2009, 2008, and 2007.
- Consolidated Statements of Cash Flows—Years Ended December 31, 2009, 2008, and 2007.
- Notes to Consolidated Financial Statements.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b) Exhibits. Refer to the Exhibit Index following the signature page of this report, which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK MUTUAL CORPORATION

March 5, 2010

By: /s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr.
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Michael T. Crowley, Jr., Michael W. Dosland, Richard L. Schroeder or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually, and in each capacity stated below or otherwise, and to file, any and all amendments to this report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.*

Signature and Title

/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr., Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael W. Dosland
Michael W. Dosland, Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Richard L. Schroeder
Richard L. Schroeder, Vice President and Controller (Principal Accounting Officer)

/s/ David C. Boerke
David C. Boerke, Director

/s/ Richard A. Brown
Richard A. Brown, Director

/s/ Thomas H. Buestrin
Thomas H. Buestrin, Director

/s/ Mark C. Herr
Mark C. Herr, Director

/s/ Thomas J. Lopina, Sr.
Thomas J. Lopina, Sr., Director

/s/ William J. Mielke
William J. Mielke, Director

/s/ Robert B. Olson
Robert B. Olson, Director

/s/ Jelmer G. Swoboda
Jelmer G. Swoboda, Director

* Each of the above signatures is affixed as of March 5, 2010.

BANK MUTUAL CORPORATION

("Bank Mutual Corporation" or the "Company") **

Commission File No. 000-32107

EXHIBIT INDEX

TO

2009 REPORT ON FORM 10-K

The following exhibits are filed with, or incorporated by reference in, this Report on Form 10-K for the year ended December 31, 2009:

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation, as last amended May 29, 2003, of Bank Mutual Corporation (the "Articles")	Exhibit 3(i) to the Company's Registration Statement on Form S-1, Registration No. 333-105685	
3(ii)	Bylaws, as last amended May 7, 2007, of Bank Mutual Corporation	Exhibit 3.1 to the Company's Report on Form 8-K dated May 7, 2007	
4.1	The Articles	Exhibit 3(i) above	
10.1*	Bank Mutual Corporation Savings Restoration Plan and Bank Mutual Corporation ESOP Restoration Plan	Exhibit 10.1(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 10-K")	
10.2*	Bank Mutual Corporation Outside Directors' Retirement Plan +		X
10.3*	Mutual Savings Bank Executive Excess Benefit Plan ***	Exhibit 10.3 to Bank Mutual Corporation's Registration Statement on Form S-1, Registration No. 333-39362 ("2000 S-1")	
10.4*	Agreement regarding deferred compensation dated May 16, 1988 between Mutual Savings Bank and Michael T. Crowley, Sr.	Exhibit 10.4 to 2000 S-1	
10.5(a)*	Employment Agreement between Mutual Savings Bank and Michael T. Crowley Jr. dated December 21, 1993 (continuing , as amended, through 2012)	Exhibit 10.5(a) to 2000 S-1	
10.5(b)*	Amendment thereto dated February 17, 1998	Exhibit 10.5(b) to 2000 S-1	
10.6(a)*	Form of Employment Agreements of Mr. Maurer [terminated upon his retirement in September 2009], Mr. Anderegg, and Mr. Callen with Mutual Savings Bank, each dated as of January 1, 2001 (continuing through 2010)	Exhibit 10.7 to 2000 S-1	

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
10.6(b)*	Form of Amendment thereto, dated as of May 2006	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006	
10.7(a)*	Employment Agreement of Mr. Dosland with Bank Mutual dated as of August 18, 2008 (continuing through 2010)	Exhibit 10.1 to the Company's Report on Form 8-K dated August 19, 2008	
10.7(b)*	Amendment to Employment Agreement dated August 18, 2008, between Bank Mutual and Michael W. Dosland (continuing through 2010)	Exhibit 10.2 to the Company's Report on Form 8-K dated August 19, 2008	
10.8(a)*	Non-Qualified Deferred Retirement Plan for Directors of First Northern Savings Bank	Exhibit 10.10(a) to Bank Mutual's Annual Report on Form 10-K for the year ended December 31, 2000	
10.8(b)*	Amendment No. 1 thereto	Exhibit 10.3.2 to First Northern Capital Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998	
10.9*	Bank Mutual Corporation 2001 Stock Incentive Plan, as amended May 7, 2002 (superseded, except as to outstanding awards)	Exhibit 10.1 to Bank Mutual Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002	
10.10(a)*	Bank Mutual Corporation 2004 Stock Incentive Plan	Appendix A to Proxy Statement for 2004 Annual Meeting of Shareholders	
10.10(b)*	Form of Option Agreement thereunder—Bank Mutual Corporation Director Stock Option Agreement	Exhibit 10.1(b) to the Company's Report on Form 10-Q for the quarter ended June 30, 2004 ("6/30/04 10-Q")	
10.10(c)*	Form of Option Agreement thereunder—Bank Mutual Corporation Incentive Stock Option Agreement	Exhibit 10.1(c) to the 6/30/04 10-Q	
10.10(d)*	Form of Restricted Stock Agreement thereunder - Bank Mutual Corporation Directors Management Recognition Award	Exhibit 10.1(d) to the 6/30/04 10-Q	
10.10(e)*	Form of Restricted Stock Agreement thereunder—Bank Mutual Corporation Officers Management Recognition Award	Exhibit 10.1(e) to the 6/30/04 10-Q	
10.11*	Bank Mutual Corporation Management Incentive Compensation Plan +		X

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
21.1	List of Subsidiaries		X
23.1	Consent of Deloitte & Touche LLP		X
23.2	Consent of Ernst & Young LLP		X
24.1	Powers of Attorney	Signature Page of this Report	
31.1	Sarbanes-Oxley Act Section 302 Certification signed by the Chairman, President, and Chief Executive Officer of Bank Mutual Corporation		X
31.2	Sarbanes-Oxley Act Section 302 Certification signed by the Senior Vice President and Chief Financial Officer of Bank Mutual Corporation		X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chairman, President, and Chief Executive Officer of Bank Mutual Corporation		X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chief Financial Officer of Bank Mutual Corporation		X

* Designates management or compensatory agreements, plans or arrangements required to be filed as exhibits pursuant to Item 15(b) of Form 10-K.

** As used in this Exhibit Index, references to Bank Mutual Corporation and the Company also include, where appropriate, Bank Mutual Corporation, a federally-chartered corporation and the predecessor of the current registrant.

*** Mutual Savings Bank is now known as "Bank Mutual."

\+ Includes non-material changes from prior version(s), consistent with the compensation-related disclosures in the Company's prior annual meeting proxy statements.

Corporate Information

Executive Officers

Michael T. Crowley, Jr.	Chairman, President and Chief Executive Officer
Michael W. Dosland	Senior Vice President, Chief Financial Officer
James P. Carter	Vice President, Secretary
Richard L. Schroeder	Vice President, Controller
P. Terry Anderegg	Senior Vice President, Retail Banking (of the Bank)
Christopher J. Callen	Senior Vice President, Lending (of the Bank)

Bank Mutual Corporation Directors

David C. Boerke
Richard A. Brown
Thomas H. Buestrin
Michael T. Crowley, Jr.
Mark C. Herr
Thomas J. Lopina, Sr.
William J. Mielke
Robert B. Olson
J. Gus Swoboda

Corporate Offices

Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
www.bankmutualcorp.com

Transfer Agent

Inquiries regarding change of address, transfer of stock, lost certificates, and dividend reinvestment should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Auditors

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

General Counsel

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Annual Meeting

The 2010 Annual Meeting of Shareholders will be held on May 3, 2010 at 10:00 a.m. at the Four Points Sheraton Milwaukee North Hotel, 8900 North Kildeer Court, Milwaukee, WI.

Stock Listing

Bank Mutual Corporation common stock is traded on the NASDAQ Global Select Market under the symbol BKMU.

Investor Relations

Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Michael T. Crowley, Jr., Chairman, President and Chief Executive Officer, or Michael W. Dosland, Senior Vice President, Chief Financial Officer, at the corporate offices.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission is available to shareholders on our Web site (www.bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included herewith and includes complete financial statements and other financial information about Bank Mutual Corporation. We urge shareholders and others to read the Form 10-K.

Executive Officers

Michael T. Crowley Jr.	*Chairman, President and Chief Executive Officer*
Michael W. Dosland	*Senior Vice President, Chief Financial Officer*
James P. Carter	*Vice President, Secretary and General Counsel*
Richard L. Schroeder	*Vice President, Controller*
P. Terry Anderegg	*Senior Vice President, Retail Banking (of the Bank)*
Christopher J. Callen	*Senior Vice President, Lending (of the Bank)*

Bank Mutual Corporation Directors

David C. Boerke
Richard A. Brown
Thomas H. Buestrin
Michael T. Crowley Jr.
Mark C. Herr
Thomas J. Lopina Sr.
William J. Mielke
Robert B. Olson
Jelmer G. Swoboda

Corporate Headquarters

Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
bankmutualcorp.com

Transfer Agent

Inquiries regarding change of address, transfer of stock, lost certificates and dividend reinvestment should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Auditors

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

General Counsel

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Annual Meeting

The 2010 Annual Meeting of Shareholders will be held on May 3, 2010, at 10 a.m. at the Four Points Sheraton Inn Milwaukee North Hotel, 8900 North Kildeer Court, Milwaukee, Wisconsin.

Stock Listing

Bank Mutual Corporation common stock is traded on the NASDAQ Global Select Market under the symbol BKMU.

Investor Relations

Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Michael T. Crowley Jr., Chairman, President and Chief Executive Officer or Michael W. Dosland, Chief Financial Officer at the Corporate Headquarters.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission is available to shareholders on our website (bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included with the proxy statement for Bank Mutual Corporation's 2010 Annual Meeting of Shareholders and includes complete financial statements and other financial information about Bank Mutual Corporation that is not included in this Summary Annual Report. We urge shareholders and others to read the Form 10-K.

The discussions in this Summary Annual Report which are not historical statements contain forward-looking statements that involve risk and uncertainties. Statements which are not historical statements include those in the future tense or which use terms such as "believe," "expect" and "anticipate." Our actual future results could differ in important and material ways from those discussed. Many factors could cause or contribute to such differences, including those discussed under "Risk Factors" in our annual report on Form 10-K filed with the Securities and Exchange Commission.


BankMutual
CORPORATION

4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
bankmutualcorp.com